Exhibit 99.3

Manulife Financial

Proxy Circular

ANNUAL MEETING – MAY 8, 2008

Invitation to Shareholders

Dear Shareholder:

On behalf of the Board of Directors, management and employees, we invite you to attend the Annual Meeting of shareholders of Manulife Financial Corporation on May 8, 2008 at 11:00 a.m. Eastern Time. This meeting will be combined with the Annual Meeting of policyholders and the shareholder of The Manufacturers Life Insurance Company.

This is your opportunity to vote on a number of important matters which are described in the Notice of Annual Meeting and the Proxy Circular. At the meeting, you will also have the opportunity to hear about the Company's financial performance in 2007 and highlights of the Company's results for the first quarter of 2008.

We hope you will be able to attend the meeting in person. It will be an opportunity for us to speak with you about your Company and for you to meet the Directors and Executives. If you are unable to attend in person, we encourage you to vote by following the instructions on the proxy form or voting instruction form. A live webcast of the meeting will be available through our website at www.manulife.com starting at 11:00 a.m. Eastern Time.

We look forward to seeing you at the meeting.

Arthur R. Sawchuk
Chairman of the Board of Directors

Dominic D'Alessandro
President and Chief Executive Officer

March 18, 2008

IMPORTANT INFORMATION FOR SHAREHOLDERS. YOUR PARTICIPATION IS IMPORTANT. PLEASE TAKE A MINUTE TO VOTE.

MANULIFE FINANCIAL CORPORATION

THIS DOCUMENT CONTAINS

- NOTICE OF MEETING
- PROXY CIRCULAR

Table of Contents

1	Notice of Annual Meeting of Shareholders of Manulife Financial Corporation

Proxy Circular
2	Voting Information
5	Business of the Annual Meeting
6	Board Renewal and Director Selection
7	Nominees for the Board of Directors
13	Board of Directors’ Compensation
15	Report of the Corporate Governance and Nominating Committee
17	Report of the Audit and Risk Management Committee
19	Report of the Conduct Review and Ethics Committee
20	Report of the Management Resources and Compensation Committee
21	Report on Executive Compensation
30	Total Compensation and Performance of Named Executive Officers
33	Statement of Executive Compensation
35	Pension Plans
40	Securities Authorized for Issuance Under Equity Compensation Plans
40	Directors’ and Executive Officers’ Indebtedness
41	Performance Graph
41	Supplemental Shareholder Return
42	Directors’ and Officers’ Insurance
42	Directors’ Approval
42	Additional Information
43	Schedule “A” – Statement of Corporate Governance Practices
47	Schedule “B” – Board of Directors’ Mandate and Board Policies
51	Schedule “C” – Shareholder Proposals

NOTE:	Information contained in, or otherwise accessible through, websites mentioned in the Notice of Annual Meeting and Proxy Circular does not form a part of this document.

Manulife Financial Corporation Proxy Circular

Notice of Annual Meeting of Shareholders of

Manulife Financial Corporation

The Annual Meeting of holders of common shares of Manulife Financial Corporation (the “Company”) will commence at 11:00 a.m. Eastern Time on Thursday, May 8, 2008 at the Company’s Head Office, 200 Bloor Street East, International Room, Toronto, Ontario, Canada.

Business of the Annual Meeting

1.	To receive the consolidated financial statements of the Company for the year ended December 31, 2007, together with reports of the auditor and the actuary on those statements;

2.	To elect Directors of the Company;

3.	To appoint auditors of the Company for 2008;

4.	To consider the shareholder proposals set out in Schedule “C”; and

5.	To transact such other business as may properly be brought before the Annual Meeting or any continuation of the Annual Meeting after an adjournment.

On March 18, 2008, the record date for the meeting, 1,496,797,569 common shares were outstanding and eligible to be voted at the meeting.

Shareholders who cannot attend the Annual Meeting in person may vote by proxy. Instructions on how to complete and return the proxy or voting instruction forms are provided with those forms and described in the Proxy Circular. To be valid, proxies must be received by either of the Company’s transfer agents, CIBC Mellon Trust Company or BNY Mellon Shareowner Services, no later than 5:00 p.m. Eastern Time on May 6, 2008, or if the Annual Meeting is adjourned, no later than 5:00 p.m. Eastern Time on the second business day preceding the day to which the Annual Meeting is adjourned.

By order of the Board of Directors.

Angela K. Shaffer
Corporate Secretary
March 18, 2008

3	Manulife Financial Corporation Proxy Circular

Proxy Circular

Voting Information

Who May Vote

You are entitled to vote if you were a holder of common shares (“Common Shares”) of Manulife Financial Corporation (the “Company” or “Manulife”) at the close of business on March 18, 2008. Each Common Share is entitled to one vote, subject to the Voting Restrictions noted below.

Voting Restrictions

Shares cannot be voted either in person or by proxy if they are beneficially owned by:

■	The Government of Canada or a provincial government or any of their agencies;

■	The government of a foreign country or any political subdivision or any of their agencies; or

■	Any person who has acquired more than 10% of any class of shares of the Company without the approval of the Minister of Finance (Canada).

In addition, no person and no entity controlled by any person may cast votes in respect of any Common Shares beneficially owned by the person or the entity that represent, in the aggregate, more than 20% of the eligible votes that may be cast.

Matters to be Voted On

You are voting on the matters referred to in the Business of the Annual Meeting. This includes the election of Directors, the appointment of auditors, the shareholder proposals and any other matter that may be properly brought before the meeting.

How to Vote

How you vote depends on whether you are a registered or non-registered shareholder.

You are a registered shareholder if your Common Shares of the Company are registered in your name and:

1.	You have a share certificate; or

2.	You hold your shares through direct registration in the United States.

You are a non-registered shareholder if:

1.	You received (and continue to hold) a Share Ownership Statement issued when The Manufacturers Life Insurance Company (“Manufacturers Life”) demutualized and you have not requested a share certificate; or

2.	Your shares are registered in the name of an intermediary (for example, a bank, a trustee or a securities broker) or in the name of a depository of which the intermediary is a participant.

Please refer to the appropriate section for instructions on how to exercise your right to vote.

Voting by Registered Shareholders

As a registered shareholder, you may vote in person at the Annual Meeting or by proxy.

1.	Attend the Annual Meeting – You may attend the meeting and vote in person. To vote shares registered in the name of a corporation, the corporation must have submitted a properly executed proxy to our transfer agent, CIBC Mellon Trust Company (“CIBC Mellon”) or BNY Mellon Shareowner Services (“BNY Mellon”), authorizing you to do so.

2.	By Proxy – If you do not plan to attend the meeting in person, you may vote by proxy in one of two ways:

(a)	By authorizing the management representatives of the Company named in the proxy form to vote your shares. You may convey your voting instructions by:

■	Internet (Worldwide) – Go to the website indicated on the proxy form and follow the instructions;

■	Telephone (North America) – Call the toll free number on the proxy form and follow the voice instructions;

■	Mail (Worldwide) – Complete the proxy form in full, sign and return it in the envelope provided; or

(b)	You have the right to appoint some other person to attend the meeting and vote your shares on your behalf. You may do this either by:

■	Internet (Worldwide) – Go to the website indicated on the proxy form and follow the instructions;

■

Mail (Worldwide) – Print your appointee’s name in the blank space on the proxy form and indicate how you would like your shares voted. Complete the proxy form in full, sign and return it in the envelope provided.

Your votes can only be counted if your appointee attends the meeting and votes on your behalf.

Voting by Non-Registered Shareholders

If you are a non-registered shareholder who has requested meeting materials, you will receive a package from the intermediary who holds your shares that will contain either:

■

A proxy form registered as to the number of shares beneficially owned by you, but which is otherwise incomplete (the proxy form may be signed by the intermediary, but will be unsigned if you hold a Share Ownership Statement); or

■	A voting instruction form.

Carefully follow the instructions that accompany the proxy form or voting instruction form.

If you are a non-registered shareholder in Hong Kong or the Philippines and your shares are held by a broker, you may not receive a proxy form or a voting instruction form. You should contact your broker if you wish to vote.

Manulife Financial Corporation Proxy Circular	4

As a non-registered shareholder, you may vote in person at the Annual Meeting or by proxy.

1.	Attend the Annual Meeting

(a)	If you hold a Share Ownership Statement, simply attend the meeting and vote;

(b)	If you have received a proxy form from your intermediary, insert your name in the blank space provided on the form. Sign the proxy form if it has not been signed by the intermediary. Return the completed proxy form in the enclosed envelope. When you arrive at the meeting, you should advise the staff that you are a proxy appointee; or

(c)	If you have received a voting instruction form, follow the instructions on it.

2.	By Proxy

(a)	If you hold a Share Ownership Statement and do not plan to attend the meeting in person, you may vote by authorizing the management representatives of the Company named in the proxy form, or a person of your choice, to vote your shares. If you choose this option, refer to paragraph 2(a) or paragraph 2(b) under the heading “Voting by Registered Shareholders – By Proxy”;

(b)	If you received a proxy form from your intermediary and do not plan to attend the meeting in person, you may vote by authorizing the management representatives of the Company named in the proxy form, or a person of your choice, to vote your shares. If you appoint someone other than the management representatives to vote your shares, your votes can only be counted if your appointee attends the meeting and votes on your behalf. If you choose this option, complete the proxy form in full, sign (if unsigned by the intermediary) and return it as instructed on the proxy form; or

(c)	If you have received a voting instruction form, follow the instructions on it.

To ensure that your vote is recorded, your proxy must be received by CIBC Mellon or BNY Mellon as set out in the proxy form, no later than 5:00 p.m. Eastern Time on Tuesday, May 6, 2008, or if the meeting is adjourned, no later than 5:00 p.m. Eastern Time on the second business day before the day to which the meeting is adjourned.

Appointing a Proxyholder

By properly completing and returning a proxy form or voting instruction form, you are authorizing the person named in the form to attend the meeting and to vote your shares.

In connection with any ballot that may be conducted, the shares represented by your proxy form or voting instruction form must be voted or withheld from voting as you instruct in the form and, if you specify a choice with respect to any matter to be acted upon, your shares will be voted accordingly. If you have not specified how to vote on a particular matter, if any amendments are proposed to any matter, or if other matters are properly brought before the meeting, then your proxyholder can vote your shares as your proxyholder sees fit on that matter. If you properly complete and return your proxy form or voting instruction form appointing management as your proxy, but do not specify how you wish the votes cast, your shares will be voted FOR the appointment of auditors, FOR the election of Directors nominated by management, AGAINST the shareholder proposals and, at the discretion of management, on any other matter which may be properly raised at the meeting.

Revoking a Proxy

If you wish to revoke your vote on or before May 6, 2008, you may do so by re-voting. Thereafter, you may revoke your vote by delivering a written statement, signed by you or your authorized attorney to:

(a)	The Corporate Secretary of the Company at 200 Bloor Street East, NT-10, Toronto, Ontario, Canada, M4W 1E5 at any time up to and including May 7, 2008, or the business day preceding the day to which the meeting is adjourned; or

(b)	The Chair of the meeting prior to the commencement of the meeting on the day of the meeting or the day to which the meeting is adjourned.

Solicitation of Proxies

Your proxy is being solicited on behalf of the management of the Company. The solicitation will be primarily by mail, but may also be made by telephone and in writing. The Company may use the services of an outside proxy solicitation agency to solicit proxies. The cost of such services, estimated at $75,000, would be paid by the Company.

Number of Common Shares Outstanding

As of the record date, March 18, 2008, there were 1,496,797,569 Common Shares outstanding.

Subject to the Voting Restrictions previously referred to, the number of Common Shares outstanding equals the number of eligible votes.

No person or company is known to beneficially own, directly or indirectly, or exercise control or direction over voting securities carrying more than five percent of the voting rights attached to any class of shares of the Company.

Confidentiality

Your vote is confidential. The Company’s transfer agents maintain the confidentiality of the votes, and do not disclose individual shareholder votes or proxies to the Company unless a shareholder has made comments clearly intended for management or as may be required to comply with the law. The Company’s transfer agents may provide the Company with a status report on the total number of proxies received and the votes in respect of each item of business to be considered at the meeting.

5	Manulife Financial Corporation Proxy Circular

Procedure for Submitting a Shareholder Proposal for the Company’s Next Annual Meeting to be Held in 2009

The final date for submitting shareholder proposals to the Company is December 18, 2008.

The Company’s governing legislation, the Insurance Companies Act (Canada) (the “Act”), addresses the rights of shareholders to submit a proposal and the obligations of the Company in respect of proposals submitted.

The right of a shareholder to submit a proposal is subject to certain conditions set forth in the Act. The Company must attach any shareholder proposal complying with the requirements of the Act to the Notice of Meeting, together with a statement in support of the proposal from the shareholder, if requested. Under the Act, a shareholder proposal must be received at least 90 days before the anniversary date of the Notice of Meeting sent to shareholders in respect of the Company’s previous annual meeting.

Send all proposals in writing to:

Corporate Secretary

Manulife Financial Corporation

200 Bloor Street East, NT-10

Toronto, ON M4W 1E5

Fax: 416-926-3041

Questions

If you have any questions regarding the Annual Meeting, please contact CIBC Mellon, BNY Mellon or the authorized agent nearest you:

Canada:	CIBC Mellon: 1-800-783-9495

United States:	BNY Mellon Shareowner Services: 1-800-249-7702

Hong Kong:	Registered Shareholders:
Computershare Hong Kong Investor Services Limited: 852-2862-8555

Share Ownership Statement Holders:
The Hongkong and Shanghai Banking Corporation: 852-2288-8346

Philippines:	The Hongkong and Shanghai Banking Corporation Limited (Philippines): 632-830-5438

Manulife Financial Corporation Proxy Circular	6

Business of the Annual Meeting

1.  Receipt of the Consolidated Financial Statements

To receive the consolidated financial statements of Manulife Financial Corporation (the “Company”) for the year ended December 31, 2007, together with the reports of the auditor and the actuary on those statements.

2.  Election of the Board of Directors

The 15 nominees for election to the Company’s Board of Directors and their biographies are listed in the section “Nominees for the Board of Directors”. All of the nominees are currently Directors of the Company.

Each successful nominee will be elected to the Board of Directors for a term of one year, which expires at the Company’s Annual Meeting in 2009.

Directors’ attendance at Board and committee meetings held in 2007 is shown in the chart for each Director nominee in the “Nominees for the Board of Directors” section.

3.  Appointment of Auditors

The Board of Directors propose that the firm of Ernst & Young LLP be appointed as auditor for the 2008 fiscal year. Ernst & Young LLP has served as the Company’s auditor for more than five years. For 2007, fees charged by Ernst & Young LLP to the Company and its subsidiaries were $20.8 million, compared with $28.7 million in 2006.

	Year ended December 31, 2007 ($ in millions)	Year ended December 31, 2006 ($ in millions)
Audit fees[1]	$19.8	$27.6
Audit-related fees[2]	0.5	0.8
Tax fees[3]	0.5	0.2
All other fees[4]	—	0.1
Total	$20.8	$28.7

[1]	Includes the annual audit, Sarbanes-Oxley Act of 2002 (“SOX”) attestation, reviews of quarterly reports, statutory audits and regulatory filings.
[2]

Includes consultations concerning financial accounting and reporting standards, due diligence in connection with mergers and acquisitions and audits in connection with proposed or consummated acquisitions.

[3]	Includes tax compliance, tax planning and tax advice services.
[4]	Includes work relating to accident and health claims.

The Company has complied with applicable rules regulating the provision of non-audit services to the Company by its external auditor. All audit and non-audit services provided to the Company by Ernst & Young LLP have been pre-approved by the Audit and Risk Management Committee (the “Audit Committee”). The Audit Committee has reviewed the magnitude and nature of these services to ensure that they are compatible with maintaining the independence of the external auditor.

4.  Shareholder Proposals

The shareholder proposals submitted for consideration by the shareholders at the Annual Meeting are included in Schedule “C”.

Note: All figures reported in this Proxy Circular are in Canadian currency, unless otherwise indicated.

7	Manulife Financial Corporation Proxy Circular

Board Renewal and Director Selection

The Directors are engaged in a Board renewal process to fill vacancies over the next few years as several Directors will reach the mandatory retirement age of 72. The Corporate Governance and Nominating Committee (the “Governance Committee”) has developed criteria to assist in the selection of Director nominees. Nominees must have the experience, skills, time and commitment necessary to fulfill the Directors’ responsibilities. (See the Board Policies in Schedule “B” for the Director Succession and Selection Criteria and the mandatory retirement age policy.) Egon Zehnder, an executive search firm, has been retained by the Governance Committee to assist in finding qualified candidates who meet the relevant selection criteria.

Allister Graham will not be seeking re-election to the Board as he has reached the mandatory retirement age. The Board would like to thank Mr. Graham for his numerous years of service as a member of the Board.

Arthur Sawchuk, the current Chairman of the Board has also reached the mandatory retirement age. The Board has waived the mandatory retirement age policy for Mr. Sawchuk, requesting that, subject to his re-election at the 2008 Annual Meeting, he continue as the Chairman of the Board and as a Director until his successor is appointed which is expected to occur later in 2008.

Gail Cook-Bennett was appointed Vice-Chair of the Board, effective December 6, 2007. It is anticipated that subject to her re-election at the 2008 Annual Meeting, Gail Cook-Bennett would be appointed Chair of the Board, after her existing Chair commitments at the Canada Pension Plan Investment Board have ended later in 2008.

In its search for Director candidates, the Governance Committee considers, among other things, the skills and experience of each Director nominee as identified in the Directors’ Matrix below which also reflects the current strengths of the Board as a whole.

Board of Directors’ Matrix

Manulife Financial Corporation Proxy Circular	8

Nominees for the Board of Directors

The following individuals are the nominees for election to the Board. Important information regarding the nominees relating to committee memberships, meeting attendance, public board memberships and equity ownership is provided in the following charts. All successful nominees for the Board of Directors are elected for a term of one year, expiring at the next Annual Meeting.

Director Nominee Information

Arthur R. Sawchuk Age: 72 Toronto, ON Canada Director Since[1]: 1993 Independent[2]	Arthur Sawchuk is Chairman of the Board. Mr. Sawchuk retired from DuPont Canada Inc. as Executive Chairman after almost six years as Chairman, President and Chief Executive Officer and 40 years at DuPont Canada in various managerial positions. Mr. Sawchuk holds a B.Sc. in Mechanical Engineering from the University of Manitoba and is currently a member of the Association of Professional Engineers of Ontario. He also serves as a director of the Canadian
Institute for Advanced Research and is a Fellow of the Institute of Corporate Directors.
Board/Committee Membership:				Attendance[3]:			Public Board Membership During Last Five Years:
Board of Directors				8 of 8		100%	Bowater Inc.	1998 – 2007
Audit and Risk Management				7 of 7	[4]	100%	Manitoba Telecom Services Inc.	1997 – Present
Conduct Review and Ethics				3 of 3		100%
Corporate Governance and Nominating (Chair)				4 of 4		100%
Management Resources and Compensation				7 of 7		100%
(Vice Chair	)
Securities Held:
Year		Common Shares[5]	DSUs[6]	Total Common Shares and DSUs			Total Market Value of Common Shares and DSUs[7]	Minimum Ownership Requirement[8]
2008		43,250	42,610	85,860			$3,067,778	$300,000
2007		43,250	37,207	80,457			$3,128,168
Options Held (Director option grants discontinued in 2004):
Date Granted		Expiry Date	Number Granted	Exercise Price[9]			Total Unexercised	Value of Options Unexercised[10]
July 2, 2002		July 2, 2012	10,000	$21.825			10,000	$139,050

Gail C.A. Cook-Bennett Age: 67 Toronto, ON Canada Director Since[1]: 1978 Independent[2]	Gail Cook-Bennett is Vice Chair of the Board. Since 1998, Gail Cook-Bennett has served as Chair of the Canada
Pension Plan Investment Board, an investment management organization that invests the $119 billion Canada Pension
Plan fund to help pay the benefits of 17 million Canadians who participate in the Plan. Gail Cook-Bennett holds a BA
(Honours) from Carleton University, and a PhD (Economics) from the University of Michigan. She holds a Doctor of Laws
Degree (honoris causa) from Carleton University and is a Fellow of the Institute of Corporate Directors.
Board/Committee Membership:			Attendance[3]:		Public Board Membership During Last Five Years:
Board of Directors			8 of 8	100%	Emera Inc.	2004 – Present
Management Resources and Compensation			6 of 7	85%	Petro-Canada[12]	1991 – Present
Corporate Governance and Nominating[11]					Transcontinental Inc.	1998 – 2004
Securities Held:
Year	Common Shares[5]	DSUs[6]	Total Common Shares and DSUs		Total Market Value of Common Shares and DSUs[7]	Minimum Ownership Requirement[8]
2008	15,000	8,546	23,546		$841,299	$300,000
2007	15,000	8,361	23,361		$908,276
Options Held (Director option grants discontinued in 2004):
Date Granted	Expiry Date	Number Granted	Exercise Price[9]		Total Unexercised	Value of Options Unexercised[10]
July 2, 2002	July 2, 2012	6,000	$21.825		6,000	$83,430

Dominic D’Alessandro Age: 61 Toronto, ON Canada Director Since[1]: 1994 Not Independent (Management)	Since Dominic D’Alessandro’s appointment as President and Chief Executive Officer in 1994, the Company has
undergone a dramatic expansion of its operations and has emerged as one of the world’s leading life insurers. Mr.
D’Alessandro holds a B.Sc. in Physics and Mathematics and he is a Chartered Accountant. Mr. D’Alessandro is also very active in community affairs. In recognition of his achievements, Mr. D’Alessandro was voted Canada’s Most Respected
CEO in 2004 by his peers and was named Canada’s Outstanding CEO for 2002. He is an Officer of the Order of
Canada. In 2006, Mr. D’Alessandro was named to the Advisory Committee on the Public Service of Canada and
appointed to NAFTA’s North American Competitiveness Council.
Board/Committee Membership[13]:			Attendance[3,13]:		Public Board Membership During Last Five Years:
Board of Directors			7 of 7	100%	Hudson’s Bay Company	1996 – 2003
					Trans Canada Pipelines, Ltd.	2000 – 2003
Securities Held:
Year	Common Shares[5]	DSUs[6]	Total Common Shares and DSUs		Total Market Value of Common Shares and DSUs[7]	Minimum Ownership Requirement[8]
2008	520,250	1,588,067	2,108,317		$75,330,166	$8,932,028
2007	562,500	1,266,134	1,828,634		$71,097,290
Options Held: See “Statement of Executive Compensation” Section

9	Manulife Financial Corporation Proxy Circular

John M. Cassaday Age: 54 Toronto, ON Canada Director Since[1]: 1993 Independent[2]	John Cassaday is President and Chief Executive Officer of Corus Entertainment Inc., a position he has held since 1999.
Corus is a Canadian leader in specialty television and radio and is a global leader in the production of children’s animation. Mr. Cassaday has also been Executive Vice President of Shaw Communications, President and Chief
Executive Officer of Shaw Media, Star Choice Communications and of CTV Television Network. Mr. Cassaday has an
MBA (Dean’s List) from The Rotman School of Management at the University of Toronto. Mr. Cassaday is also active in community affairs, principally with the United Way, The Rotman School of Management and St. Michael’s Hospital.
Board/Committee Membership:			Attendance[3]:		Public Board Membership During Last Five Years:
Board of Directors			8 of 8	100%	Corus Entertainment Inc.	1999 – Present
Corporate Governance and Nominating			4 of 4	100%	Sysco Corporation	2004 – Present
					Loblaw Companies Limited	1997 – 2004
					Masonite International Corporation	1992 – 2005
Securities Held:
Year	Common Shares[5]	DSUs[6]	Total Common Shares and DSUs		Total Market Value of Common Shares and DSUs[7]	Minimum Ownership Requirement[8]
2008	40,000	28,368	68,368		$2,442,789	$300,000
2007	40,000	24,449	64,449		$2,505,777
Options Held (Director option grants discontinued in 2004):
Date Granted	Expiry Date	Number Granted	Exercise Price[9]		Total Unexercised	Value of Options Unexercised[10]
July 2, 2002	July 2, 2012	6,000	$21.825		6,000	$83,430

Lino J. Celeste Age: 70 Saint John, NB Canada Director Since[1]: 1994 Independent[2]	Lino Celeste is past Chairman of Aliant Inc., the merged Atlantic provinces telephone companies. Prior to assuming the
Chairmanship, Mr. Celeste was President and Chief Executive Officer of New Brunswick Telephone Company Limited.
Mr. Celeste holds a P.Eng. (Electrical Engineering) from the University of New Brunswick. He also served as a director of
New Brunswick Electric Power Commission and as Chairman of the Greater Saint John Community Foundation, a
charitable organization.
Board/Committee Membership:			Attendance[3]:		Public Board Membership During Last Five Years:
Board of Directors			8 of 8	100%	None
Audit and Risk Management			6 of 7	85%
Conduct Review and Ethics			3 of 3	100%
Securities Held:
Year	Common Shares[5]	DSUs[6]	Total Common Shares and DSUs		Total Market Value of Common Shares and DSUs[7]	Minimum Ownership Requirement[8]
2008	12,600	15,655	28,255		$1,009,551	$300,000
2007	12,600	13,405	26,005		$1,011,074
Options Held (Director option grants discontinued in 2004):
Date Granted	Expiry Date	Number Granted	Exercise Price[9]		Total Unexercised	Value of Options Unexercised[10]
July 2, 2002	July 2, 2012	6,000	$21.825		6,000	$83,430

Thomas P. d’Aquino Age: 67 Ottawa, ON Canada Director Since: 2005 Independent[2]	Thomas d’Aquino is Chief Executive and President of the Canadian Council of Chief Executives (“CCCE”), a research and advocacy group composed of 150 chief executives of Canada’s leading enterprises. Mr. d’Aquino holds a BA from the University of British Columbia, an LLB from Queen’s University and the University of British Columbia, an LLM from the University of London and Honorary Degrees of Doctor of Laws from Queen’s University and Wilfrid Laurier
University. Mr. d’Aquino is active on numerous non-profit boards and advisory committees both nationally and internationally. He is Chair of the CCCE’s North American Security and Prosperity Initiative. He is currently Chair of
Lawrence National Centre for Policy and Management at the Richard Ivey School of Business and he also chairs The
National Gallery of Canada Foundation.
Board/Committee Membership:			Attendance[3]:			Public Board Membership During Last Five Years:
Board of Directors			8 of 8		100%	CGI Inc.	2006 – Present
Audit and Risk Management			4 of 4	[14]	100%
Conduct Review and Ethics			1 of 1	[14]	100%
Management Resources and Compensation			7 of 7		100%
Securities Held:
Year	Common Shares[5]	DSUs[6]	Total Common Shares and DSUs			Total Market Value of Common Shares and DSUs[7]	Minimum Ownership Requirement[8]
2008	6,190	11,454	17,644			$630,420	$300,000
2007	6,190	7,403	13,593			$528,496
Options Held (Director option grants discontinued in 2004): Nil

Manulife Financial Corporation Proxy Circular	10

Richard B. DeWolfe[15] Age: 64 Westwood, MA U.S.A. Director Since: 2004 Independent[2]	Richard DeWolfe is Managing Partner of DeWolfe & Company, LLC, a real estate management and investment consulting firm. Mr. DeWolfe holds a BAS, Marketing and Finance from Boston University. He is also a director of The
Boston Foundation; Trustee of Boston University; Trustee of the 17136 Marine Biological Laboratory; and an honorary director of The Boston Center for Community and Justice. He was formerly Chairman and CEO of The DeWolfe
Companies, Inc., the largest homeownership organization in New England, which was listed on the American Stock
Exchange and acquired by Cendant Corporation in 2002. Mr. DeWolfe was formerly Chairman and Founder of Reliance
Relocations Services, Inc. and was formerly Chairman of the Board of Trustees, Boston University.
Board/Committee Membership:			Attendance[3]:		Public Board Membership During Last Five Years:
Board of Directors			8 of 8	100%	John Hancock Financial Services, Inc.	2002 – 2004
Audit and Risk Management (Chair)			7 of 7	100%
Conduct Review and Ethics			3 of 3	100%
Securities Held:
Year	Common Shares[5]	DSUs[6]	Total Common Shares and DSUs		Total Market Value of Common Shares and DSUs[7]	Minimum Ownership Requirement[8]
2008	14,000	21,424	35,424		$1,265,700	$300,000
2007	14,000	15,957	29,957		$1,164,728
Options Held (Director option grants discontinued in 2004): Nil

Robert E. Dineen, Jr. Age: 67 New York, NY U.S.A. Director Since[1]: 1999 Independent[2]	Robert Dineen is Of Counsel to Shearman & Sterling LLP, a leading international law firm headquartered in New York where he was a partner from 1974 until his retirement in December 2005. Mr. Dineen holds a BA from Brown
University and an LLB from Syracuse University. Mr. Dineen led several of the firm’s corporate groups, including groups in Latin America and Asia and its project finance work worldwide. Mr. Dineen has extensive experience in public finance transactions in the oil and gas pipeline business, and as a specialist in U.S. and international private banking and financial transactions.
Board/Committee Membership:			Attendance[3]:		Public Board Membership During Last Five Years:
Board of Directors			8 of 8	100%	Nova Chemicals Corporation	1998 – Present
Audit and Risk Management			7 of 7	100%
Conduct Review and Ethics			3 of 3	100%
Securities Held:
Year	Common Shares[5]	DSUs[6]	Total Common Shares and DSUs		Total Market Value of Common Shares and DSUs[7]	Minimum Ownership Requirement[8]
2008	29,000	32,429	61,429		$2,194,858	$300,000
2007	29,000	31,729	60,729		$2,361,144
Options Held (Director option grants discontinued in 2004):
Date Granted	Expiry Date	Number Granted	Exercise Price[9]		Total Unexercised	Value of Options Unexercised[10]
July 2, 2002	July 2, 2012	6,000	$21.825		6,000	$83,430

Pierre Y. Ducros Age: 68 Montreal, QC Canada Director Since[1]: 1999 Independent[2]	Pierre Ducros is President of P. Ducros & Associates Inc. in Montréal. Previously, he was Chairman, President and Chief
Executive Officer of DMR Group Inc. which he co-founded in 1973, and Vice-Chairman of the Task Force on The Future
of The Canadian Financial Services Sector (MacKay Task Force). Mr. Ducros holds a BA from the Université de Paris at
Collège Stanislas in Montréal and a B.Eng. (Communications) from McGill University.
Board/Committee Membership:			Attendance[3]:		Public Board Membership During Last Five Years:
Board of Directors			8 of 8	100%	Cognos Incorporated[16]	1986 – January 2008
Corporate Governance and Nominating			4 of 4	100%	Emergis Inc.	1998 – January 2008
					Rona Inc.	2005 – Present
					Telus	2005 – Present
					eNGENUITY Technologies Inc.	2002 – 2005
					Nstein Technologies Inc.	2002 – 2006
Securities Held:
Year	Common Shares[5]	DSUs[6]	Total Common Shares and DSUs		Total Market Value of Common Shares and DSUs[7]	Minimum Ownership Requirement[8]
2008	55,600	28,310	83,910		$2,998,104	$300,000
2007	55,600	26,009	81,609		$3,172,958
Options Held (Director option grants discontinued in 2004):
Date Granted	Expiry Date	Number Granted	Exercise Price[9]		Total Unexercised	Value of Options Unexercised[10]
July 2, 2002	July 2, 2012	6,000	$21.825		6,000	$83,430

11	Manulife Financial Corporation Proxy Circular

Scott M. Hand Age: 65 Toronto, ON Canada Director Since[1]: 2007 Independent[2]	Scott Hand was the Chairman and Chief Executive Officer of Inco Limited (“Inco”) from April 2002 until he retired in
January 2007. Prior to that, Mr. Hand was the President of Inco and held positions in Strategic Planning, Business
Development and Law. Inco has been a major global Canadian-based resources enterprise and a leading producer and marketer of nickel and other metals. Mr. Hand serves on the boards of Juno Special Situations Corporation (mining resource investment) and Boyd Technologies LLC (paper non-woven materials). He also serves on the boards of the
Ontario Heritage Trust and the World Wildlife Fund Canada. Mr. Hand received a JD from Cornell University and a BA from Hamilton College.
Board/Committee Membership:			Attendance[3]:			Public Board Membership During Last Five Years:
Board of Directors			4 of 4	[17]	100%	Fronteer Development Group Inc.	2007 – Present
Audit and Risk Management			3 of 3	[17]	100%	Inco Limited	1991 – 2007
Conduct Review and Ethics			2 of 2	[17]	100%	Independence Community Bank Corp.	1987 – 2006

Securities Held:
Year	Common Shares[5]	DSUs[6]	Total Common Shares and DSUs			Total Market Value of Common Shares and DSUs[7]	Minimum Ownership Requirement by 2012[8]
2008	20,000	1,242	21,242			$758,977	$300,000
2007	10,000	0	10,000			$388,800
Options Held (Director option grants discontinued in 2004): Nil

Luther S. Helms Age: 64 Scottsdale, AZ U.S.A. Director Since[1]: 2007 Independent[2]	Luther Helms has been the Managing Director of Sonata Capital Group (“Sonata”) since 2000. Sonata is a privately-
owned registered investment advisory firm. Mr. Helms has extensive banking and financial services experience, holding various positions at Bank of America Corporation, including Vice Chairman from 1993-1998 and was the Vice
Chairman of KeyBank from 1998-2000. Mr. Helms is a director of Lifelock, an identity theft protection company. Mr.
Helms has an MBA from the University of Santa Clara and a BA in History and Economics from the University of
Arizona.
Board/Committee Membership:			Attendance[3]:			Public Board Membership During Last Five Years:
Board of Directors			4 of 4	[17]	100%	ABM Industries Incorporated	1995 – Present
Audit and Risk Management			3 of 3	[17]	100%
Conduct Review and Ethics			2 of 2	[17]	100%
Securities Held:
Year	Common Shares[5]	DSUs[6]	Total Common Shares and DSUs			Total Market Value of Common Shares and DSUs[7]	Minimum Ownership Requirement by 2012[8]
2008	2,100	2,610	4,710			$168,288	$300,000
2007	2,100	0	2,100			$81,648
Options Held (Director option grants discontinued in 2004): Nil

Thomas E. Kierans[18] Age: 67 Toronto, ON Canada Director Since[1]: 1990 Independent[2]	Thomas Kierans is Chair of Council and Vice President of Social Sciences and Humanities Research Council. Mr. Kierans
holds a BA (Honours) from McGill University and an MBA (Finance), Dean’s Honours List, from the University of
Chicago. Mr. Kierans has also been Chairman of The Canadian Journalism Foundation, Chairman of CSI-Global
Education Inc., Chairman of the Canadian Institute for Advanced Research, Chairman of the Board of the Toronto
International Leadership Centre for Financial Sector Supervisors, Chairman of Moore Corporation Limited, Chairman of
Petro-Canada, President and Chief Executive Officer of the C.D. Howe Institute and President of McLeod Young Weir
Limited (later ScotiaMcLeod Inc.).
Board/Committee Membership:			Attendance[3]:		Public Board Membership During Last Five Years:
Board of Directors			4 of 8	50%	Petro-Canada[12]	1991 – Present
Audit and Risk Management			5 of 7	71%	BCE Inc.	1999 – 2004
Conduct Review and Ethics (Chair)			1 of 3	33%	Inmet Mining Corporation	1996 – 2004
Corporate Governance and Nominating			3 of 4	75%	IPSCO Inc.	1993 – 2003
					Telesat Canada	1999 – 2004
Securities Held:
Year	Common Shares[5]	DSUs[6]	Total Common Shares and DSUs		Total Market Value of Common Shares and DSUs[7]	Minimum Ownership Requirement[8]
2008	61,376	0	61,376		$2,192,964	$300,000
2007	61,362	0	61,362		$2,385,755
Options Held (Director option grants discontinued in 2004):
Date Granted	Expiry Date	Number Granted	Exercise Price[9]		Total Unexercised	Value of Options Unexercised[10]
July 2, 2002	July 2, 2012	6,000	$21.825		6,000	$83,430

Manulife Financial Corporation Proxy Circular	12

Lorna R. Marsden Age: 66 Toronto, ON Canada Director Since[1]: 1995 Independent[2]	Lorna Marsden is President Emerita and Professor of York University. Prior to her retirement in May 2007, she was
President and Vice Chancellor and a member of the Board of Governors of York University. Dr. Marsden was President
and Vice Chancellor of Wilfrid Laurier University and served as a member of the Senate of Canada. Dr. Marsden holds a
BA from the University of Toronto and a PhD from Princeton University. She is a recipient of honorary Doctor of Laws degrees from the University of New Brunswick, the University of Winnipeg, Queen’s University and the University of
Toronto. Dr. Marsden serves as a director of several Canadian companies. Dr. Marsden is also active in non-profit organizations.
Board/Committee Membership:			Attendance[3]:		Public Board Membership During Last Five Years:
Board of Directors			8 of 8	100%	SNC-Lavalin Group Inc.	2006 – Present
Management Resources and Compensation			7 of 7	100%
Securities Held:
Year	Common Shares[5]	DSUs[6]	Total Common Shares and DSUs		Total Market Value of Common Shares and DSUs[7]	Minimum Ownership Requirement[8]
2008	38,664	14,455	53,119		$1,897,942	$300,000
2007	38,664	12,416	51,080		$1,985,990[19]
Options Held (Director option grants discontinued in 2004):
Date Granted	Expiry Date	Number Granted	Exercise Price[9]		Total Unexercised	Value of Options Unexercised[10]
July 2, 2002	July 2, 2012	6,000	$21.825		6,000	$83,430

Hugh W. Sloan, Jr. Age: 67 Bloomfield Village, MI U.S.A. Director Since[1]: 1985 Independent[2]	Hugh Sloan is Deputy Chairman of Woodbridge Foam Corporation, a manufacturer of automobile parts, where he held various management positions for more than 20 years. Mr. Sloan holds a BA (Honours) from Princeton University. Mr.
Sloan serves as a director of a number of Canadian and American corporate, community and charitable organizations.
He is a former Staff Assistant to President Richard Nixon and a former Trustee of Princeton University.
Board/Committee Membership:			Attendance[3]:		Public Board Membership During Last Five Years:
Board of Directors			8 of 8	100%	Spartan Motors, Inc.	2007 – Present
Corporate Governance and Nominating			4 of 4	100%	Wescast Industries Inc.	1998 – Present
Management Resources and Compensation (Chair)			7 of 7	100%	Virtek Vision International, Inc.	2000 – 2005
Securities Held:
Year	Common Shares[5]	DSUs[6]	Total Common Shares and DSUs		Total Market Value of Common Shares and DSUs[7]	Minimum Ownership Requirement[8]
2008	14,420	22,010	36,430		$1,301,644	$300,000
2007	14,420	19,336	33,756		$1,312,433
Options Held (Director option grants discontinued in 2004):
Date Granted	Expiry Date	Number Granted	Exercise Price[9]		Total Unexercised	Value of Options Unexercised[10]
July 2, 2002	July 2, 2012	6,000	$21.825		6,000	$83,430

Gordon G. Thiessen Age: 69 Ottawa, ON Canada Director Since[1]: 2002 Independent[2]	Gordon Thiessen joined the Board following a distinguished career with the Bank of Canada that began in 1963 and culminated in a seven-year term as the Bank’s Governor. He is Chairman of the Canadian Public Accountability Board,
the oversight body for the auditing profession in Canada. Mr. Thiessen holds a BA (Honours) and an MA from the
University of Saskatchewan and a PhD from the London School of Economics. Mr. Thiessen also serves as a director of the Institute for Research on Public Policy.
Board/Committee Membership:			Attendance[3]:		Public Board Membership During Last Five Years:
Board of Directors			8 of 8	100%	IPSCO Inc.	2001 – 2007
Management Resources and Compensation			7 of 7	100%
Securities Held:
Year	Common Shares[5]	DSUs[6]	Total Common Shares and DSUs		Total Market Value of Common Shares and DSUs[7]	Minimum Ownership Requirement[8]
2008	1,000	23,131	24,131		$862,201	$300,000
2007	1,000	20,868	21,868		$850,228
Options Held (Director option grants discontinued in 2004):
Date Granted	Expiry Date	Number Granted	Exercise Price[9]		Total Unexercised	Value of Options Unexercised[10]
July 2, 2002	July 2, 2012	6,000	$21.825		6,000	$83,430

13	Manulife Financial Corporation Proxy Circular

[1]

“Director Since” refers to the year the Director was first elected to either the Board of the Company or Manufacturers Life. When Manufacturers Life demutualized in 1999, it became a wholly-owned subsidiary of the Company.

[2]

“Independent” refers to the standards of independence established under Section 303A.02 of the New York Stock Exchange Listed Company Manual, Section 301 of SOX and Section 1.2 of Canadian Securities Administrators’ National Instrument 58-101 – Disclosure of Corporate Governance Practices. The Board, in its annual review of Director independence, considers employment status of the Director (and his or her spouse and children, if applicable), other board memberships, Company shareholdings and business relationships, to determine whether there are any relationships which might interfere with a Director’s ability to make an independent judgment.

[3]	It is the policy of the Company that Directors attend the Annual Meeting and all meetings of the Board and its committees on which they sit, unless circumstances make it impossible to do so.

[4]

Arthur R. Sawchuk resigned from the Audit and Risk Management Committee and the Conduct Review and Ethics Committee at the Board meeting on May 3, 2007 to allow the two new Directors elected in 2007 to be appointed pursuant to the Board policy that all new Directors will become members of the Audit Committee. At the invitation of the Chair of each such Committee he continued to attend the Committee meetings.

[5]	“Common Shares” refers to the number of Common Shares beneficially owned, or over which control or direction is exercised by the Director, as of March 18, 2008 and March 14, 2007, respectively.

[6]	“DSUs” refers to the number of deferred share units held by the Director as of March 18, 2008 and March 14, 2007, respectively.

[7]

The “Total Market Value of Common Shares and DSUs” is determined by multiplying the closing price of the Common Shares on the Toronto Stock Exchange (“TSX”) on each of March 18, 2008 ($35.73) and March 14, 2007 ($38.88), respectively, times the number of Common Shares and DSUs outstanding as of March 18, 2008 and March 14, 2007.

[8]

All Directors are required to hold an equity position in the Company having a minimum value of $300,000 within five years of joining the Board. Common and preferred shares and DSUs are considered equity for this purpose, but stock options are not. Directors must take 50% of the Board Retainer in DSUs until the minimum threshold is met (see Schedule “A” Statement of Corporate Governance Practices – Director Share Ownership). The minimum required for Dominic D’Alessandro, as President and CEO, is equal to seven times his base salary (see “Report on Executive Compensation – Executive Share Ownership Guidelines”). Mr. D’Alessandro meets this requirement.

[9]	The “Exercise Price” is the closing price of the Common Shares on the TSX on the last trading day prior to the grant date.

[10]

The “Value of Options Unexercised” is calculated on the basis of the difference between the closing price of the Common Shares on the TSX on March 18, 2008 and the Exercise Price of the options multiplied by the number of unexercised options on March 18, 2008.

[11]	Gail C.A. Cook-Bennett was appointed to the Governance Committee on December 7, 2007. There were no Governance Committee meetings in 2007 following her appointment.

[12]

Gail C.A. Cook-Bennett and Thomas E. Kierans also serve together on the board (but not on any of the same committees) of Petro-Canada. No other Directors serve on the same board of directors other than the Board of Directors of the Company.

[13]	Dominic D’Alessandro is not a member of any Board committee. He attends committee meetings at the invitation of the Chair. One Board meeting in 2007 was for independent Directors only.

[14]

Thomas P. d’Aquino resigned from the Audit and Risk Management Committee and the Conduct Review and Ethics Committee at the Board meeting on May 3, 2007 to allow the two new Directors elected in 2007 to be appointed to these Committees.

[15]	Richard B. DeWolfe was a director of Response U.S.A., Inc. (“Response”) until October 2000. In May 2001, Response commenced proceedings under applicable bankruptcy statutes in the United States.

[16]

Pierre Y. Ducros was a director of Cognos Incorporated (“Cognos”) during the period from November 2005 to July 2006, during which time the United States Securities and Exchange Commission (“SEC”) conducted a review of the revenue recognition policy used by Cognos in its periodic reports. During the course of the SEC review, Cognos delayed filing its financial statements. As a result of this filing delay, the Ontario Securities Commission (“OSC”) imposed a management and insider cease trade order against Cognos on June 14, 2006. The SEC review was concluded in July 2006 without objection to Cognos’ revenue recognition policy. The management and cease trade order imposed by the OSC was lifted on August 4, 2006, two full business days after Cognos filed its delayed financial statements with the OSC.

[17]	Scott M. Hand and Luther S. Helms were elected to the Board and appointed to the Audit and Risk Management Committee and the Conduct Review and Ethics Committee on May 3, 2007.

[18]

Thomas E. Kierans was a director of Teleglobe Inc. (“Teleglobe”) until April 23, 2002. On May 15, 2002, Teleglobe announced that it had obtained creditor protection under the Companies Creditors Arrangement Act (Canada) and that it had initiated ancillary filings in the United States and the United Kingdom.

[19]	Lorna R. Marsden also owns 20,000 Non-Cumulative Class A Shares, Series 1 of the Company.

Manulife Financial Corporation Proxy Circular	14

Board of Directors’ Compensation

The Board of Directors’ compensation is designed to attract and retain talented, committed and experienced Directors who will act in the long-term interests of the Company. Directors must be competitively compensated, consistent with the size and complexity of the Company and the expected contribution of the Directors. Compensation is paid to non-employee Directors only.

Amounts paid are in respect of a Director’s services to both the Company and Manufacturers Life, the cost of which is shared equally between the two companies. All meetings of the Boards of the Company and Manufacturers Life are held concurrently, as are the meetings of each of their committees.

The Directors’ compensation schedule was revised in 2007 following the Board’s biennial review against comparator companies.

Directors’ Compensation Schedule	Effective until May 31, 2007	Effective June 1, 2007
Annual Retainer for Chair of the Board[1]	$350,000	$375,000
Annual Retainer for Vice Chair of the Board[2]	Not Applicable	$50,000
Annual Board Retainer[3]	$110,000	$110,000
Per Board Meeting Fee	$1,500	$2,000
Per Committee Meeting Fee (all Committees)	$1,200	$1,500
Committee Chairperson Retainer for: (In addition to Committee Membership Retainer and Committee Meeting Fee)
■ Audit and Risk Management Committee	$35,000	$40,000
■ Conduct Review and Ethics Committee	Included in ARMC	$15,000
■ Corporate Governance and Nominating Committee	$5,000	$15,000
■ Management Resources and Compensation Committee	$12,000	$22,000
Committee Membership Retainer for:
■ Audit and Risk Management Committee	$15,000	$10,000
■ Conduct Review and Ethics Committee	Included in ARMC	$5,000
■ Corporate Governance and Nominating Committee	$3,000	$5,000
■ Management Resources and Compensation Committee	$3,000	$8,000
Travel Fees Per Trip (where applicable and dependent on distance traveled)	$500/$750/$1,250	$500/$750/$1,250

[1]	The Chair receives this Annual Retainer and no other fees for Board or Committee meetings or for acting as Chair of any Committee.

[2]

This Annual Retainer became effective December 6, 2007 with the appointment of the Vice Chair of the Board. The Vice Chair receives this Annual Retainer and the other retainers and meeting fees payable as a member of the Board of Directors and Management Resources and Compensation Committee. No additional retainers or meeting fees are payable for being a member of any other committee.

[3]

The Annual Board Retainer includes compensation for time spent at orientation and education programs that assist Directors to better understand the Company, as well as their duties and responsibilities on the Board.

Directors are reimbursed for travel and other expenses incurred for attendance at Board and committee meetings.

Stock Plan for Non-Employee Directors

Non-employee Directors may choose to receive either 50% or 100% of their compensation in Common Shares or deferred share units (“DSUs”) instead of cash under the Stock Plan for Non-Employee Directors (the “Stock Plan”). The Stock Plan may be amended provided regulatory and shareholder approval are received.

DSUs granted to Directors are fully vested on the date of grant. The number of DSUs granted is determined by dividing the dollar value to be received by the closing price of the Common Shares on the TSX on the last trading day prior to the date of grant. Upon termination of Board service, non-employee Directors may elect to receive cash or Common Shares equal to the value of their DSUs. DSUs are only transferable upon death. The maximum number of Common Shares and DSUs that may be issued under the Stock Plan is 1,000,000 or less than 0.1% of the outstanding Common Shares as of March 18, 2008. As of March 18, 2008, 282,464 DSUs were outstanding under the Stock Plan, representing less than 0.1% of the outstanding Common Shares as of that date.

Director Equity Incentive Plan

The Director Equity Incentive Plan (the “Incentive Plan”) was intended to permit equity compensation to be granted to non-employee Directors in the form of stock options, share appreciation rights or DSUs (collectively, “Awards”).

In 2004 the Board of Directors resolved to permanently discontinue stock option grants under the Incentive Plan and in 2006 chose not to increase the number of Common Shares issuable under the Incentive Plan in connection with the stock dividend paid in May 2006. No Awards have been granted to non-employee Directors under the Incentive Plan except for the stock options granted in 2002, the terms of which are set out in the charts under “Nominees for the Board of Directors”. The stock options granted in 2002 will continue in effect in accordance with their terms and the terms of the Incentive Plan.

15	Manulife Financial Corporation Proxy Circular

The stock options have a maximum exercise period of 10 years and were fully vested on the date of the grant. Upon termination of Board service, stock options are exercisable for a period of three years (for reasons other than death) and for a period of one year following death. Stock options are transferable upon death, at which time they may be passed on to a beneficiary or estate. The Incentive Plan may be amended provided regulatory and shareholder approval have been received.

The maximum number of Common Shares that may be issued under the Incentive Plan is 500,000 or less than 0.1% of the outstanding Common Shares as of March 18, 2008. As of March 18, 2008, the total number of Common Shares that may be issued upon the exercise of the stock options outstanding under the Incentive Plan is 82,000, representing less than 0.1% of the outstanding Common Shares as of that date.

2007 Directors’ Compensation

The total compensation paid to the Directors of the Company and Manufacturers Life for the year ended December 31, 2007 was $2,448,275, paid as follows:

Director	Compensation Election	Annual Retainer ($)	Board Meeting Fees ($)	Committee Chairperson Retainer ($)	Committee Membership Retainer ($)	Committee Meeting Fees ($)	Travel Fees ($)	Total Compensation ($)
John M. Cassaday	100% DSUs	110,000	14,000	0	4,167	5,400	750	134,317
Lino J. Celeste	50% DSUs, 50% Cash	110,000	14,000	0	15,000	11,100	5,250	155,350
Gail C. A. Cook-Bennett[1]	100% Cash	114,167	14,000	0	5,917	8,100	0	142,184
Thomas P. d’Aquino[2]	100% DSUs	110,000	14,000	0	12,167	14,400	3,750	154,317
Richard B. DeWolfe[3]	100% DSUs	110,000	14,000	37,917	15,000	12,300	4,500	203,250
Robert E. Dineen, Jr.[3]	100% Cash	110,000	14,000	0	15,000	12,300	5,000	164,092
Pierre Y. Ducros	50% DSUs, 50% Cash	110,000	14,000	0	4,167	5,400	3,750	137,317
Allister P. Graham	100% DSUs	110,000	14,000	0	15,000	12,300	750	152,050
Scott M. Hand[4]	50% DSUs, 50% Cash	73,333	8,000	0	10,000	7,500	750	99,583
Luther S. Helms[3,4]	100% DSUs	73,333	8,000	0	10,000	7,500	5,000	104,551
Thomas E. Kierans	100% Cash	110,000	9,000	23,334	19,167	12,300	750	174,551
Lorna R. Marsden	50% DSUs, 50% Cash	110,000	14,000	0	5,917	9,600	750	140,267
Arthur R. Sawchuk	50% DSUs, 50% Cash	364,584	0	0	0	0	0	364,584
Hugh W. Sloan, Jr.[3]	50% DSUs, 50% Cash	110,000	14,000	17,833	10,084	15,000	3,750	178,595
Gordon G. Thiessen	50% DSUs, 50% Cash	110,000	14,000	0	5,917	9,600	3,750	143,267
TOTAL:								$2,448,275

[1]	Gail C.A. Cook-Bennett’s Annual Retainer included a prorated Annual Retainer for Vice Chair of the Board due to her December 2007 appointment.

[2]	Thomas P. d’Aquino resigned from the Audit and Risk Management Committee and the Conduct Review and Ethics Committee on May 3, 2007.

[3]

Directors who are resident outside Canada receive their fees in U.S. dollars (shaded numbers indicate U.S. dollars). “Total Compensation” for these Directors was converted to Canadian dollars using an exchange rate of Cdn$1.1578 in Q1, Cdn$1.0627 in Q2, Cdn$1.0031 in Q3 and Cdn$0.9785 in Q4 per US$1.00.

[4]	Scott M. Hand and Luther S. Helms were appointed to the Audit and Risk Management Committee and the Conduct Review and Ethics Committee on May 3, 2007.

Manulife Financial Corporation Proxy Circular	16

Report of the Corporate Governance and Nominating Committee

The Governance Committee is responsible for recommending Director nominees, assessing the effectiveness of the Board, its committees, Chairs and individual Directors, the performance evaluation and compensation recommendations of the President and CEO and the Company’s corporate governance. The Governance Committee seeks to achieve high standards of governance by the continual review and benchmarking of the Company’s governance practices against domestic and international standards. The Governance Committee members meet the independence requirements prescribed by applicable securities regulations and by the stock exchanges on which the Company’s securities are listed.

Arthur R. Sawchuk	John M. Cassaday	Gail. C.A. Cook-Bennett	Pierre Y. Ducros	Thomas E. Kierans	Hugh W. Sloan, Jr.
(Chair)

The Governance Committee held four meetings in 2007. The President and CEO attended the meetings at the invitation of the Chair of the Governance Committee. The Governance Committee met in camera without management at the end of each meeting. In 2007, the Governance Committee, in compliance with its charter, accomplished the following.

Board and Committee Evaluations & Improvement Plans

The Governance Committee engages in an annual evaluation of the Board, the Board Committees and the contributions of individual Directors (see Schedule “B” – “Board Policies” for a description of the Board Evaluation process). As part of the Board Evaluation process, the Governance Committee met in camera without the Chairman present to discuss the Chairman’s performance during 2006 and to recommend his re-appointment for 2007. The Governance Committee recommends an Improvement Plan from the results of the annual Board evaluations.

In 2007, the following priorities for improvement were monitored by the Governance Committee:

■	Strategy: Continue to discuss challenges and opportunities at every Board of Directors meeting and review business performance, challenges and opportunities.

■

Succession: Continue to focus on succession planning for the renewal of the Board to replace retiring Directors, to consider candidates for a new Chair pending the Chair’s retirement and succession planning for CEO and Senior Management. Specifically, Scott Hand and Luther Helms were elected in 2007 in anticipation of the pending retirement of two Directors who would reach the mandatory retirement age in 2008. Gail Cook-Bennett was appointed Vice Chair in December 2007 with the intention that she would become Chair following the upcoming retirement of the Chairman. Management succession was discussed regularly at the Board and Committee meetings. In some instances, members of Senior Management who are prospective successors were given expanded roles to assist in their further evaluation.

■

Knowledge of Operations: Continue visits to Company offices as a means to better understand the businesses and to be exposed to divisional executives and employees. In 2007, the Board held on-site meetings in Boston and Waterloo, the head offices for the U.S. and Canadian Divisions respectively.

■	Management Presentations to the Board: Management presentations to the Board continued to focus on challenges, risks, and opportunities allowing for a greater and regular focus on business strategy.

■

Director Education: Continue to provide the Board seminars which the Directors find very valuable in deepening their understanding of the Company’s businesses. In 2007, management from the U.S. and Canadian Divisions presented seminars about Longevity, Third Party Asset Management, the Canadian Affluent Market and Leveraging Group Benefits for Growth. Seminars on Economic Capital and Economic Capital at Risk were also held.

■

Governance: Continue to lead in the area of Corporate Governance, without compromising the Directors’ other stewardship responsibilities and adopt meaningful, value-added practices. Manulife and the Board of Directors have remained supportive of good governance. While winning corporate governance awards is not an objective in itself, Manulife and the Board take pride in being recognized by others as an “award winner”. Manulife placed first in the Globe and Mail Report on Business 2007 Corporate Governance rankings, as it has done four of the six years that the rankings have been in place.

The Board has identified the following priorities for 2008:

■	Strategy: Continue to discuss the challenges and opportunities facing the Company at each divisional business review presented during scheduled Board meetings.

■	Succession: Continue to focus on the succession of Board members and Senior Management.

■

Management Presentations and Board Meeting Briefing Materials: Continue to provide pre-read materials that facilitate board member oversight. In their presentations, management will strive to put greater emphasis on forward looking matters, issues and opportunities so as to improve the depth of engagement between management and the Board regarding the future.

17	Manulife Financial Corporation Proxy Circular

■

Knowledge of Operations: The Board agreed that on-site Board meetings should be held, as scheduling permits: annually at the U.S. operations head office in Boston, Massachusetts; annually (except when there is a meeting in Asia in that year) at the Canadian operations head office in Waterloo, Ontario; and every three years in Asia. This will provide the Board with a current sense of these operations and the opportunity to observe management on-site.

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Director Education: The financial services business is extremely complex and dynamic. The Board has requested additional opportunities to understand the industry and its issues and current trends as they apply to the Company. The Board has agreed to extend the length of each Board meeting and to add an eighth regularly scheduled Board meeting to allow more time for an in-depth review of matters as well as more time for educational seminars.

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Governance: The governance landscape continues to be in a state of advocacy for more regulation. The Board will be examining pressures and emerging trends and working to influence the outcomes that provide value versus those that do not. The Board will continue to be a proponent and practitioner of good Corporate Governance.

Corporate Governance

In order to maintain the Company’s high standards of corporate governance, the Governance Committee did the following in 2007:

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Monitored corporate governance developments and made recommendations to the Board to improve the Company’s corporate governance program. This resulted in amendments to the Board Mandate and Board Policies.

■	Reverted to the original policy that 50% of a Director’s retainer be received in equity (Deferred Stock Units or Common Shares) until the minimum equity ownership requirement has been achieved.

■	Assessed shareholder proposals and recommended appropriate responses to the Board to be included in the Proxy Circular for consideration at the Annual Meeting of shareholders.

Board and Committee Composition

In relation to the Board and its committees, the Governance Committee:

■	Completed a review of the Board committee structure and composition.

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Engaged in a Board renewal process. The Governance Committee examined the size and composition of the Board, the Directors’ selection criteria and the Directors’ Matrix of skills and experience, identifying certain gaps and the pending Director retirements. This resulted in amendments to the Directors’ selection criteria relating to residency, chief financial officer/chartered accountant experience and current or former chief executive officer experience. The Governance Committee engaged Egon Zehnder, an executive search firm, to assist in identifying additional qualified candidates as potential nominees in accordance with the previously identified criteria of financial expertise with CEO experience.

■	Appointed the two new Directors as members of the Audit Committee to comply with the Board’s new policy of appointing all new independent Directors to the Audit Committee.

■	Confirmed the independence of all Directors, except Mr. D’Alessandro who is not independent as he is the President and CEO of the Company.

Director Compensation

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Reviewed the compensation provided to independent Directors against comparator companies with the assistance of Hugessen Consulting Inc. (“HCI”). Fees paid to Committee members were increased to reflect the complexity of Manulife’s businesses and the additional time commitment required to prepare for and participate in meetings (see Board of Directors’ Compensation on page 13 for details).

Annual Review of the President and CEO

A critical function of the Governance Committee is the annual review of the position and of the incumbent President and CEO. In this regard, the Governance Committee:

■	Reviewed the succession process for the President and CEO.

■	Reviewed and recommended for approval by the Board the 2008 Non-Financial Objectives and Goals of the President and CEO.

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Evaluated the performance of the President and CEO, including being satisfied as to the integrity of the President and CEO and his contribution in creating a culture of integrity throughout the Company.

■	Retained HCI as the Governance Committee’s compensation consultant to provide advice and guidance on the compensation of the President and CEO.

■	Recommended the compensation for the President and CEO for approval by the Board. The details are included in the “Report on Executive Compensation – Report on President and CEO Compensation”.

The Governance Committee reviewed its charter and as a result of this review minor amendments were made to its charter. The Governance Committee also assessed its performance against its charter and determined that it met the terms of its charter in 2007. A scorecard of the Governance Committee’s compliance with its charter and the charter can be found at www.manulife.com.

This report has been approved by the members of the Governance Committee.

Arthur R. Sawchuk (Chair)

John M. Cassaday

Gail C.A. Cook-Bennett

Pierre Y. Ducros

Thomas E. Kierans

Hugh W. Sloan, Jr.

Manulife Financial Corporation Proxy Circular	18

Report of the Audit and Risk Management Committee

The Audit and Risk Management Committee (“Audit Committee”) assists the Board in its oversight role with respect to the quality and integrity of financial information, reporting disclosure, risk management, the performance, qualifications and independence of the independent auditor, the performance of the internal audit function and legal and regulatory compliance. The Audit Committee meets in camera with the independent auditor, internal auditor and Appointed Actuary to review management’s financial stewardship and with the General Counsel to review the management of legal and compliance risks. The Chair, on behalf of the Audit Committee, also meets with the Chief Risk Officer.

The Audit Committee members meet the independence requirements prescribed by applicable securities and other regulators which regulate the Company and by the stock exchanges on which the Company’s securities are listed. The Audit Committee and the Board of Directors have reviewed the Audit Committee membership and determined that all members are financially literate as required by the Corporate Governance Rules of the New York Stock Exchange and the applicable instruments of the Canadian Securities Administrators. The Board has also determined that all of the members of the Audit Committee have the necessary qualifications to be designated as Audit Committee financial experts under SOX.

Richard B. DeWolfe	Lino J. Celeste	Robert E. Dineen, Jr.	Allister P. Graham	Scott M. Hand	Luther S. Helms	Thomas E. Kierans
(Chair)

In 2007, the Audit Committee held six regular meetings and one teleconference. The President and CEO attended the meetings at the invitation of the Chair of the Audit Committee. The Audit Committee met in camera without management at the end of each meeting. In 2007, the Audit Committee, in accordance with its charter, accomplished the following.

Annual Statement

■	Reviewed and discussed with management and the independent auditor the audited annual financial statements.

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Discussed with the independent auditor all matters required to be discussed by professional auditing guidelines and standards in Canada and the United States, including confirmation of the independent auditor’s independence.

■	Received the written disclosures from the independent auditor recommended by the Canadian Institute of Chartered Accountants and the Independence Standards Board in the United States.

■	Recommended to the Board that the 2006 audited financial statements of the Company be approved.

Independent Auditor

■

Reviewed the qualifications, performance and independence of the independent auditor, recommended reappointment of the independent auditor for shareholders’ approval, and recommended the compensation of the independent auditor to the Board.

■	Reviewed the independence and qualifications of the independent auditor, based on the independent auditor’s disclosure of its relationship with the Company.

■	Approved audit and permitted non-audit services to be performed by the independent auditor, including terms and fees.

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Delegated authority to a member of the Audit Committee to approve requests received during the year for audit and permitted non-audit services to be provided by the independent auditor and reviewed the decisions of the delegate at the next meeting.

■	Reviewed the overall scope and plan of the annual audit with the independent auditor and management.

■	Met regularly in camera with the independent auditor.

Internal Auditor

■	Reviewed and approved the mandate of the internal audit department.

■	Reviewed the independence, qualifications, staffing, budget and annual work plan of the internal audit department.

■	Reviewed the periodic reports of the internal audit department on internal audit activities and the results of the audits.

■	Met regularly in camera with the internal auditor.

Appointed Actuary

■	Reviewed reports, opinions and recommendations prepared by the Appointed Actuary of the Company in compliance with the Act.

■	Met in camera with the Appointed Actuary.

19	Manulife Financial Corporation Proxy Circular

Financial Reporting

■	Reviewed any significant changes to the accounting principles and practices.

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Reviewed with management and the independent auditor prior to publication, and recommended for approval by the Board, the interim quarterly financial statements and the annual consolidated financial statements.

■	Reviewed significant financial reporting issues and judgments made in connection with the preparation of financial statements.

■	Reviewed the certification process for annual and interim filings with the Chief Executive Officer and the Chief Financial Officer.

■	Reviewed the implications of new major accounting standards of the Canadian Institute of Chartered Accountants.

■	Closely monitored the Company’s progress on its SOX certification requirements.

Risk Management and Regulatory Compliance

■	Reviewed management’s reports on the status of the Company’s risk management activities and initiatives.

■	Ensured that the enterprise-wide risk management process is appropriate and that the Chief Risk Officer provided regular reports to the Audit Committee.

■	Reviewed regular reports from the Chief Risk Officer on economic capital and the progress in developing economic capital measures for the Company.

■	Reviewed and approved risk management policies recommended by management and reviewed management reports demonstrating compliance with risk management policies.

■	Reviewed reports from the independent auditor and the internal auditor relating to the adequacy of the Company’s risk management practices, as well as management’s responses.

■	Reviewed the General Counsel’s report on legal matters that may have a material impact on the Company.

■	Reviewed the Global Chief Compliance Officer’s report on the Company’s compliance with applicable laws and regulations.

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Held its annual meeting with the Office of the Superintendent of Financial Institutions (Canada) (“OSFI”) to discuss OSFI’s findings and recommendations arising from OSFI’s annual examination and management’s response.

The Audit Committee reviewed its charter and as a result of this review minor amendments were made to its charter. The Audit Committee also assessed its performance against its charter and determined that it met the terms of its charter in 2007. A scorecard of the Audit Committee’s compliance with its charter and the charter can be found at www.manulife.com.

This report has been approved by the members of the Audit Committee.

Richard B. DeWolfe (Chair)

Lino J. Celeste

Robert E. Dineen, Jr.

Allister P. Graham

Scott M. Hand*

Luther S. Helms*

Thomas E. Kierans

*	Scott Hand and Luther Helms were appointed to the Audit Committee on May 3, 2007.

Manulife Financial Corporation Proxy Circular	20

Report of the Conduct Review and Ethics Committee

The Conduct Review and Ethics Committee (“Ethics Committee”) assists the Board in its oversight role with respect to ethics, conflicts of interest, use of confidential information, customer complaints, arrangements with individuals or entities who are related to the Company, and transactions that could have a material impact on the stability or solvency of the Company.

The Ethics Committee members meet the independence requirements prescribed by applicable securities and other regulators which regulate the Company and by the stock exchanges on which the Company’s securities are listed.

Thomas E. Kierans	Lino J. Celeste	Richard B. DeWolfe	Robert E. Dineen, Jr.	Allister P. Graham	Scott M. Hand	Luther S. Helms
(Chair)

In 2007, the Ethics Committee met three times. The President and CEO attended the meetings at the invitation of the Chair of the Ethics Committee. The Ethics Committee met in camera without management at the end of each meeting.

In 2007, the Ethics Committee, in accordance with its charter, accomplished the following:

■	Carried out its annual review of the Code of Business Conduct and Ethics (“Code”).

■

As part of the annual review of the Code, received management’s report on the Ethics Hotline (the third party reporting system that permits employees to submit their ethics concerns anonymously through the internet or telephone), the Code training and certification process and the conflict of interest disclosure statements.

■	Reviewed the effectiveness of the Procedures for Related Party Transactions and reviewed the Company’s practices to ensure the identification of any material related party transactions.

■	Received a report from management that there were no material related party transactions.

■	Reviewed, assessed and approved revised procedures relating to conflicts of interest and reviewed and assessed the procedures to restrict the use of confidential information.

■	Confirmed that no executives or Directors requested a waiver of the Code and that no waivers were granted.

■	Reviewed practices for disclosure of information to customers and dealing with customer complaints.

The Ethics Committee reviewed its charter, assessed its performance against its charter and determined that it met the terms of its charter in 2007. A scorecard of the Ethics Committee’s compliance with its charter and the charter can be found at www.manulife.com.

This report has been approved by the members of the Ethics Committee.

Thomas E. Kierans (Chair)

Lino J. Celeste

Richard B. DeWolfe

Robert E. Dineen, Jr.

Allister P. Graham

Scott M. Hand*

Luther S. Helms*

*	Scott Hand and Luther Helms were appointed to the Ethics Committee on May 3, 2007.

21	Manulife Financial Corporation Proxy Circular

Report of the Management Resources and Compensation Committee

The Management Resources and Compensation Committee (“Compensation Committee”) assists the Board in its oversight of the Company’s global human resources strategy, policies and programs. The Compensation Committee’s primary focus is on the compensation, development and succession of executives. The Compensation Committee is also responsible for ensuring that relevant information on executive compensation is clearly disclosed to the Company’s shareholders and other stakeholders. The Compensation Committee members meet the independence requirements prescribed by applicable securities regulations and by the stock exchanges on which the Company’s securities are listed.

Hugh W. Sloan, Jr. (Chair)	Arthur R. Sawchuk (Vice Chair)	Gail C.A. Cook-Bennett	Thomas P. d’Aquino	Lorna R. Marsden	Gordon G. Thiessen

The Compensation Committee met seven times during 2007. The President and CEO, other members of management and the Compensation Committee’s external advisor Hugessen Consulting Inc. (“HCI”) attended meetings at the invitation of the Chair of the Compensation Committee. Detailed materials were distributed in advance of each meeting, which allowed the Compensation Committee to make informed decisions. In camera sessions were held at each meeting for committee members only.

In 2007, the Compensation Committee, in accordance with its charter, accomplished the following:

■	Reviewed the Company’s compensation policies.

■	Reviewed the annual objectives and performance assessments of senior executives with the CEO, including their contribution to a culture of integrity.

■

Reviewed executive compensation programs and compensation awarded to Senior Executive Vice Presidents and Executive Vice Presidents. Compensation for the President and CEO was reviewed separately by the Governance Committee and recommended to the full Board for approval. All Compensation Committee recommendations were put forward to the full Board for approval.

■	Assessed the Company’s officer talent pool and its succession plans.

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Carried out its oversight accountability for pension and benefit plans. In addition to ongoing fiduciary and non-fiduciary accountabilities, reviewed and approved substantial plan design changes to the U.S. and Japan pension programs taking effect in 2008.

■	Reviewed and approved the executive compensation disclosure in the Proxy Circular.

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Approved a company-wide initiative (largely completed in 2007), to standardize post-employment conditions applicable to executives, including non-solicitation for all officers and non-competition for the most senior officers.

During 2007, the Compensation Committee directly retained HCI to act as its independent advisor and to provide it with advice and guidance on compensation issues. All work under-

taken by such advisor must be pre-approved by the Chair of the Compensation Committee.

HCI’s fees for executive compensation consultant services provided to the Compensation Committee and the Governance Committee in 2007 were $293,562. Services included participation at committee meetings and conducting a comprehensive review of senior executive compensation relative to market practice. HCI did not provide any other services to the Company during 2007.

The Compensation Committee reviewed its charter and as a result of this review made amendments to its charter. The Compensation Committee also assessed its performance against its charter and determined that it met the terms of its charter in 2007. A scorecard of the Compensation Committee’s compliance with its charter and the charter itself can be found at www.manulife.com.

This report has been approved by the members of the Compensation Committee.

Hugh W. Sloan, Jr. (Chair)

Arthur R. Sawchuk (Vice Chair)

Gail C.A. Cook-Bennett

Thomas P. d’Aquino

Lorna R. Marsden

Gordon G. Thiessen

Manulife Financial Corporation Proxy Circular	22

Report on Executive Compensation

Compensation Philosophy

The Company is committed to managing its human resources with the same discipline it applies to its financial resources. The Company believes that the caliber and commitment of its 328 executives (Vice Presidents and above) worldwide are critical to the continued success and superior performance of the Company. Following the Company’s initial public offering in 1999, total returns to shareholders have been 419% for the 8 year period ending December 31, 2007.

The Company’s global compensation program is designed to attract and retain executives who are motivated to execute the Company’s short, medium and long-term goals and to act in the best interests of the Company and its shareholders. The Company’s compensation program is performance based, within a culture of meritocracy. The program, in combination with rigorous assessment of performance and potential, allows the Company to significantly differentiate the rewards paid to its strongest and most valuable executives.

Incentive plans are stress-tested and reviewed against annual corporate objectives and against the performance of peer companies. Short-term cash compensation, such as base salary and annual incentive, is driven by individual performance as well as divisional and Company results for the year. Mid-term and long-term incentives, such as restricted share units (“RSUs”) and stock options, reflect the future value that individuals are expected to contribute to the Company, and are awarded in amounts consistent with the Company’s expectations of their future potential. These incentives also serve as retention tools. Mandatory share ownership guidelines further align executives’ and shareholder interests.

The compensation program is integrated with the Company’s talent and succession management programs. The Company actively tracks and manages its high potential talent pool and leadership pipeline at all levels. This allows the Company to move existing talent globally and in the process, provide development opportunities, promote common corporate values and the transfer of expertise. Talent management goals are part of the performance objectives of senior executives to ensure talent development is given meaningful sponsorship within the Company.

Compensation Structure and Mix

The focus of the Company’s executive compensation program is total rewards, or the sum of all compensation provided to executives. The main components of the total rewards structure are base salary, annual incentive, RSUs, stock options, pension, benefits and perquisites. Each component is described in detail below. In structuring the compensation programs, the Compensation Committee considered market comparison information provided by multiple external independent remuneration surveys.

The Company provides a significant proportion of pay at risk through annual incentive, RSUs and stock options. The actual compensation mix varies by executive level, reflecting the impact senior executives have on the Company’s results. The mix also varies by country, reflecting a balance between local market conditions and the Company’s compensation philosophy. For the global executive population, the average mix in 2007 was:

	Base Salary	Annual Incentive	RSUs	Stock Options	Total Portion of Pay at Risk
President and CEO	10%	30%	30%	30%	90%
Senior Executive Vice President	20%	30%	25%	25%	80%
Executive Vice President	30%	30%	20%	20%	70%
Senior Vice President	40%	30%	20%	10%	60%
Vice President	45%	30%	15%	10%	55%

Market Positioning

The market competitiveness of the Company’s executive compensation program, and each of its components, is assessed annually relative to a group of peer companies with similar size, scope and geographic spread of operations. Total compensation levels are targeted at the median of the relevant peer group. Compensation for high performing executives is positioned competitively with executives in similar roles at other top performing peer companies. Executive peer groups are based primarily on local comparators. The companies included in the peer groups were selected by the Compensation Committee and based on input from each of management and HCI as follows:

Canadian Peer Group	U.S. Peer Group	Asia Peer Group
■ Bank of Montreal	■ AIG	■ AXA Insurance
■ Bank of Nova Scotia	■ Allstate Insurance	■ HSBC Bank and Insurance
■ Canadian Imperial Bank of Commerce	■ Hartford Financial	■ ING Insurance
■ Great-West Life	■ Metropolitan Life	■ New York Life Insurance
■ Royal Bank of Canada	■ Principal Financial	■ Prudential Financial
■ Sun Life Financial	■ Prudential Financial	■ Sun Life Assurance
■ Toronto-Dominion Bank

23	Manulife Financial Corporation Proxy Circular

Top Global Executive Peer Group

The Company’s top, globally focused roles include: the President and CEO, Senior Executive Vice President and Chief Financial Officer, Senior Executive Vice President and Chief Investment Officer, and Senior Executive Vice President, Business Development and General Counsel. An annual review of these roles is conducted by HCI for the Compensation Committee and, in the case of the President and CEO, to the Governance Committee. These roles are benchmarked against a group of similarly sized U.S./global companies listed in the chart below.

Top Global Executive Peer Group
■ AFLAC	■ HSBC Bank and Insurance	■ Principal Financial
■ Allstate Insurance	■ ING Insurance	■ Prudential Financial
■ AXA Insurance	■ Metropolitan Life	■ US Bancorp
■ Hartford Financial

In recognition of the global nature of these roles, compensation packages for these positions are set in U.S. dollars and paid in Canadian dollars. Pay among the Canadian Peer Group is also monitored as a secondary reference point for these executives.

Base Salary

Compensation Component	Applies To	Performance Period	How Determined
Base Salary	All employees	1 year	Based on market competitiveness, individual performance and internal equity.

Base salary compensates employees for the roles they perform for the Company. Base salaries and salary ranges, including the minimums, midpoints and maximums, are benchmarked externally against comparable roles in peer companies and internally against similar roles. Salaries are then adjusted for individual employee qualifications, experience and performance, within the applicable salary range. Salaries are reviewed at least once a year, with annual salary adjustments effective March 1st in most locations. The average base salary increase for executives in 2007 was 4%.

Short-Term Incentive (Annual Incentive Plan or “AIP”)

Compensation Component	Incentive Type	Applies To	Performance Period	How Determined
Annual Incentive	Short-Term Incentive	All employees	1 year	Target awards are based on market competitiveness. Actual awards are based on Company, divisional and individual performance.

The AIP provides executives with the opportunity to earn cash incentives based on the achievement of pre-established annual Company, divisional and individual performance objectives. AIP target awards vary as a percentage of base salary and are based on median incentive targets of relevant peer companies. Incentive targets for all levels are reviewed annually to ensure ongoing market competitiveness. The minimum incentive payment under the AIP is zero when Company, divisional and/or individual performance is below minimum performance thresholds. The maximum incentive achievable for exceeding business and individual performance objectives varies by level. Individual performance objectives are based on the Company’s business plan for the fiscal year and are intended to be challenging but achievable. A summary of the annual incentive calculation is provided as follows:

Base Salary	x	AIP Target Incentive	x	Business Performance Multiplier	x	Individual Performance Multiplier	=	Annual Incentive
Varies by individual qualifications, experience and performance		Varies by level		Weightings vary by level and business Company Performance = ROE (60%) & EPS (40%) Divisional Performance = measures and weightings vary by Division Adjustment Range = 0 - 200% of target		Varies by individual. Based on strategic, financial, operational and personal development goals Adjustment Range = 0 – 200% of target		Payout range from 0% to maximum

Manulife Financial Corporation Proxy Circular	24

The targets, maximums and business performance weightings for the 2007 AIP were as follows:

		AIP Target	AIP Maximum	Business PerformanceMultiplier Weightings
		(as a % of base salary)		Company	Division
President and CEO		100%	300%	100%	0%
Senior Executive Vice President		70 – 100%	175 – 250%	100%	0%
Executive Vice President	Divisional	45 – 70%	113 – 175%	25%	75%
	Corporate			50%	50%
Senior Vice President	Divisional	35 – 55%	88 – 138%	25%	75%
	Corporate			50%	50%
Vice President	Divisional	25 – 45%	63 – 113%	25%	75%
	Corporate			50%	50%

In 2007, AIP targets were adjusted for certain job levels and in certain locations to maintain market competitiveness. To encourage cooperation and common priorities across the various businesses, the Business Performance Multiplier of the CEO and Senior Executive Vice Presidents is based entirely on Company results. Company performance metrics for the 2007 AIP included return on equity (“ROE”) with a weighting of 60%, and fully diluted basic earnings per share (“EPS”) with a 40% weighting. The targets are established by the Compensation Committee based on input from each of management and HCI. A minimum, target and maximum is established each year for ROE and EPS. The Business Performance Multiplier is calculated on a sliding scale as follows:

Metric (Actual vs. Target)	Business Performance Multiplier Scale
	Less than Minimum (85% of Target)	Target	Maximum or Above (110% of Target)	Weighting
ROE	0%	100%	200%	x 60%
EPS	0%	100%	200%	x 40%

ROE/EPS between Minimum and Target, or between Target and Maximum are calculated on a sliding (pro-rata) scale.

Divisional performance metrics vary by business and can include net income, asset performance, revenue and expense management, and are calculated using the same Business Performance Multiplier scale as for ROE and EPS above. Company and divisional performance metrics are stress-tested through modeling of various performance scenarios and their impact on bonus amounts to ensure potential payouts are aligned with short-term company performance. At the beginning of each year, management sets targets for the measures in the Business Performance Multiplier. These targets represent challenging but achievable objectives and are consistent with the Company’s overall strategy. In setting the targets, management considers several factors including historical performance, future growth projections under a variety of scenarios, competitive positioning and economic conditions.

AIP incentives are normally paid to employees in February following the performance year. Further details on the AIP incentives paid to the President and CEO, the Senior Executive Vice President and Chief Financial Officer, and the three other highest paid executives of the Company who were serving as executives at December 31, 2007 (collectively, the “Named Executive Officers”) can be found on page 33.

Mid-Term and Long-Term Incentives (RSUs and Stock Options)

Compensation Component	Incentive Type	Applies To	Period	How Determined
RSUs	Mid-Term Incentive	Executives (Vice Presidents and above) and select non-executives	Up to 3 years, 100% vesting at end of period	Awarded annually, based on sustained individual performance/potential and market competitiveness. Final payout value based on Common Share price, and subject to ROE performance conditions.
Stock Options	Long-Term Incentive	Executives (Vice Presidents and above)	10 years, with 25% vesting per year over 4 years starting one year after the grant date	Awarded annually, based on sustained individual performance/potential and market competitiveness. Final payout value based on the difference between the Common Share price and the grant price.

The Company reviews the terms of its mid-term and long-term incentives against market practice and makes adjustments from time to time. In 2005, the Company added a term to its stock option and RSU awards that made unvested awards terminate in the event the recipient leaves the Company within one year of the grant date. Starting in 2008, unvested stock options will no longer vest immediately on normal retirement, but will continue to vest in accordance with the standard vesting schedule. In addition, stock option and RSUs will include post-employment conditions for executives which will cause the executive to forfeit any unvested awards in the event of a breach of these conditions.

25	Manulife Financial Corporation Proxy Circular

RSU and Stock Option Mix

Following the Company’s initial public offering in 1999 and prior to 2003 when the Company first made RSU grants, executives received all of their long-term incentives in stock options. Stock option grants were significantly reduced starting in 2003 with the introduction of the Restricted Share Unit Plan (“RSU Plan”). The current RSU and stock option mix reflects market practice. Only the most senior executives who have the greatest impact on the Company’s long-term performance receive a greater portion of their long-term compensation in stock options, as compared with other executives. The mix of RSUs to stock options varies by level:

■	The President and CEO, Senior Executive Vice Presidents and Executive Vice Presidents receive their mid-term and long-term incentives 50% in RSUs and 50% in stock options.

■	Senior Vice Presidents and Vice Presidents receive their mid-term and long-term incentives 70% in RSUs and 30% in stock options.

Mid-Term Incentive (RSU Plan)

RSUs entitle participants to receive cash payments equal to the market value of the same number of Common Shares when the RSUs vest and are paid out within three years from time of grant. Final RSU values are dependent on the market value of Common Shares and therefore impacted by Company performance. RSUs are credited with dividends declared on Common Shares. The Company does not issue any Common Shares in connection with RSUs. There were 1,546,488 RSUs worth $62.4 million granted in 2007, representing 70% of the value of all mid-term and long-term incentives granted during 2007. RSUs can be deferred into DSUs in Canada subject to local tax rules and rulings, and the U.S., as described on page 25. RSUs with performance conditions are often referred to as performance share units, or PSUs, by other organizations.

RSU target awards are reviewed annually based on the median target of relevant peer companies. Individual RSU awards are determined based on individual performance and potential, and therefore can be lower or higher than the target award. RSUs are awarded in February each year and generally require specific business performance conditions to be met for the RSUs to be of value to participants. RSU performance conditions are established each year by the Compensation Committee and are linked to the ROE of the Company over the term of the award. The performance condition for the February 2007 RSU grant is summarized as follows:

2007 RSU Performance Condition	Threshold	Target	Maximum
Average ROE achieved by the Company over 3 years	Less than 12%	16%	19%
RSUs vesting as a % of original Award	0%	100%	150%

Note: Three year ROE performance between 12% and 16%, or 16% and 19% will result in a pro-rata payment of RSUs.

Return on equity (“ROE”) is a key performance metric for the Company and is therefore a key component of the RSU performance condition. ROE measures not only our profitability, but also how well the Company manages shareholders’ capital and how well-positioned the Company is for future growth. Strong ROE performance is a key success factor for the Company’s long term goals.

The target and range for the three year average ROE is set based on a rigourous analysis of market competitors and historical performance trends, the Company’s near and medium term plans and goals, and the ability to achieve those objectives. The range takes into account the performance of our competitors and our desire to maintain an industry leading ROE position.

In 2008, the Company’s RSU performance condition will have a slightly higher three year average ROE target of 17% which is higher than the Company’s medium-term goal of 16%. ROE has averaged 16.4%, 14.9% and 15.2% over the three year periods ending in 2007, 2006 and 2005, respectively. The performance condition for the February 2008 RSU grant is summarized as follows:

2008 RSU Performance Condition	Threshold	Target	Maximum
Average ROE achieved by the Company over 3 years	Less than 12%	17%	19%
RSUs vesting as a % of original Award	0%	100%	150%

Note: Three year ROE performance between 12% and 17%, or 17% and 19% will result in a pro-rata payment of RSUs.

RSUs are also granted to select new executives at time of hire to offset equity forfeited from a previous employer. These RSUs are not subject to any performance conditions.

Long-Term Incentive (Executive Stock Option Plan)

The Executive Stock Option Plan (“ESOP”) was introduced in 2000 and approved by shareholders at the 2000 Annual and Special Meeting. No amendment may be made to the ESOP without the approval of the Company’s shareholders. Employees can participate in the ESOP, as can other individuals identified by the Compensation Committee who are in a position to contribute to the future growth and success of the Company.

Under the ESOP, the Compensation Committee is authorized to grant stock options, DSUs, share appreciation rights (“SARs”), restricted shares and performance awards. No SARs, restricted shares or performance awards have been granted under the ESOP. The maximum number of Common Shares issuable under the ESOP is 73,600,000, or 4.9% of Common Shares outstanding as at December 31, 2007. A total of 14,969,997 Common Shares have been issued in respect of stock options and DSUs under the ESOP, representing 1.0% of Common Shares outstanding as at December 31, 2007. The maximum number of Common Shares reserved for issuance under the ESOP to any one participant, or to insiders in aggregate, cannot exceed 5% and 10% respectively, of the outstanding Common Shares.

Manulife Financial Corporation Proxy Circular	26

Stock Options

Stock options are awarded in February each year and allow participants to purchase Common Shares at a specified exercise price within a specified maximum exercise period. The exercise price is the closing price of Common Shares as reported on the Toronto Stock Exchange on the last trading day prior to the date of grant. Stock option target awards are reviewed annually based on the median target of relevant peer companies. No consideration is given to the outstanding amount or terms of an individual’s stock options or RSUs, or the current value of these holdings, in determining what value of stock options will be granted. Unvested stock options will terminate in cases of early retirement, resignation or termination without cause. All stock options terminate in cases of termination for cause. Stock options are non-transferable except in cases of death, where they may be passed on to a beneficiary or an estate.

Stock options with an exercise price of $40.38 were granted on February 16, 2007. These options have a maximum exercise period of 10 years and vest at a rate of 25% per year, with the first 25% vesting one year after the grant date. There were 2,669,701 stock options worth $25.8 million granted to employees in 2007, representing 30% of the value of all mid-term and long-term incentives granted during 2007.

In addition to stock options issued and outstanding under the ESOP, the Company assumed responsibility for the stock options issued and outstanding under the John Hancock Long-Term Stock Incentive Plan (the “John Hancock Plan”). The John Hancock Plan was closed to new grants at the time of merger, but will continue to operate until all outstanding awards have been exercised, cancelled or terminated. As at December 31, 2007 there were 1,530,645 stock options outstanding under the John Hancock Plan, representing 0.1% of Common Shares outstanding. These stock options vested over two years and have a five year maximum term.

Stock Option Grant Timing

Stock options are granted to executives in February each year, together with other performance based compensation. The Company does not grant options when the Company’s reporting insiders are prohibited from trading in the Company’s securities under the Company’s Insider Trading and Reporting Policy, which is commonly referred to as a “blackout period”. Annual stock option awards are normally granted following the end of the blackout period after the annual financial results are announced. The Company does not engage in stock option back dating.

Stock options are also granted to select new executives at time of hire. In these cases, stock options are normally granted on the executive’s date of hire. However, if the hire date falls within a blackout period, the grant is delayed until after the end of the blackout period.

Deferred Share Units

DSUs are units that mirror the value of Common Shares on the basis of one DSU equals one Common Share. In 2000, DSUs were granted to certain employees under the ESOP as part of a transition from the previous long-term incentive plan. These DSUs vested over a three-year period and allow participants to receive Common Shares equal to the number of DSUs that they would hold on retirement or termination of employment. DSUs granted under the ESOP after 2000 have been made in connection with the Company’s deferred compensation program. These DSUs vest immediately and are redeemable only in cash upon termination of employment. All DSUs are credited with dividends paid on Common Shares and count toward executives’ share ownership requirements. DSUs are non-transferable except in cases of death, where they may be passed on to a beneficiary or an estate. Unvested DSUs will terminate in cases of early retirement, resignation or termination with or without cause.

Deferred Compensation

The Company’s deferred compensation program gives executives in Canada and the U.S. the opportunity to exchange all or a portion of their annual incentive payment or RSUs into deferred compensation, subject to local tax rules and rulings. DSUs are granted under the ESOP equal to the value of the portion of annual incentive deferred or in the case of RSUs, the RSU payment is deferred by exchanging RSUs for DSUs on a one to one basis on the vesting date. These deferrals assist executives in meeting their share ownership guidelines. In addition, eligible U.S. executives can also participate in a program that allows them to defer base salary, annual incentive or RSUs into a deferred compensation account, which can be held in a series of investment options.

AIP and RSU Deferrals

The deferred compensation program is summarized as follows:

Start	Deferral	Eligibility	Timeframe
2005	Defer AIP to DSUs in increments of 25% to 100%	All Canadian and U.S. executives	Elections made prior to the year the AIP is paid.
2006*	Defer RSUs to DSUs in increments of 25% to 100%	All Canadian and U.S. executives	Elections made consistent with local tax rules and rulings.

* Note:	While the option to defer RSUs started with the RSUs granted in 2006, the Company received a ruling from the Canada Revenue Agency in November 2006
(subject to local tax rules and rulings) which confirmed that executives in Canada could also elect to exchange RSUs granted in 2004 and 2005 into DSUs on a tax-deferred basis.

27	Manulife Financial Corporation Proxy Circular

Total Stock Options and DSUs Outstanding

The total number of stock options and share-settled DSUs outstanding and securities available for future grant under the ESOP as of December 31, 2007 was as follows:

	Stock Options/DSUs Outstanding		Securities Available for Future Issuance
Plan	Number	As a % of Diluted Common Shares	Number	As a % of Diluted Common Shares
Stock Options	24,410,666	1.56%	31,478,299	2.02%
DSUs	2,741,038	0.18%
Total	27,151,704	1.74%	31,478,299	2.02%

Overhang, Dilution and Burn Rates

Overhang, dilution and burn rates have remained favourable over the past three years as follows:

	2007	2006	2005
Overhang	3.85%	3.97%	4.10%
Dilution	1.76%	1.80%	1.78%
Burn Rate	0.17%	0.20%	0.25%

Notes:

■

Overhang is defined as the total number of Common Shares reserved for issuance to employees and directors, less the number of stock options and share-settled DSUs redeemed, expressed as a percentage of the total number of Common Shares outstanding on a diluted basis.

■	Dilution is defined as the total number of stock options and share-settled DSUs outstanding, expressed as a percentage of the total number of Common Shares outstanding on a diluted basis.
■	Burn rate is defined as the number of stock options and share-settled DSUs granted annually, expressed as a percentage of the total number of Common Shares outstanding on a diluted basis.

Executive Share Ownership Guidelines

The Company has guidelines for executives to have ownership in the Company, proportionate to the individual’s compensation and position. These guidelines reflect the Company’s belief that share ownership by executives further aligns the interests of shareholders and the management team.

During 2006, the Company’s share ownership guidelines were reviewed and increased at all executive levels retroactively to March 2004, when the previous guidelines were introduced. Executives have five years from the later of March 2004 or their date of appointment or promotion to accumulate a multiple of their base salary in shares as indicated below. Under the guidelines, DSUs, RSUs and the Company’s Common Shares and preferred shares count as share ownership, while stock options do not. The share ownership guidelines are as follows:

Multiple of Base Salary
President and CEO	7.0
Senior Executive Vice Presidents	4.0
Executive Vice Presidents	2.5
Senior Vice Presidents	2.0
Vice Presidents	1.0

Executives are expected to maintain Common Share ownership levels that meet or exceed the guidelines. If the guidelines have not yet been met, the executive must retain any Common Shares acquired through the exercise of stock options, less the portion required to be sold to cover the tax cost associated with the option exercise. Executives in Canada and the U.S. may also be required to defer AIP or vested RSUs to DSUs until the guidelines are met. The Company introduced a requirement in 2006 for the President and CEO to continue to meet his share ownership requirement for one year after leaving the Company.

Pension

Compensation Component	Form	Applies To	How Determined
Pension	Plans vary by country	All employees	Company contributions vary by country, plan type and employee compensation levels.

The Company offers pension plans to employees to assist them in providing for their retirement. A variety of plans have been designed to reflect the practices in the countries in which the Company operates in a manner consistent with our overall philosophy.

The Company has long recognized the financial exposure associated with traditional defined benefit pension plans. For this reason, over the past 10 years, the Company has been closing its defined benefit plans to new members and replacing them with capital accumulation-type retirement plans. These plans include cash balance, 401(k) and defined contribution plans. As a result of this early intervention, the Company’s exposure to the volatility of defined benefit plans has been and will continue to be reduced with the passage of time. The vast majority of the Company’s employees are now covered by capital accumulation-type retirement plans.

To the extent that pension benefits delivered through registered (or tax qualified) arrangements limit the benefit that would otherwise be provided to executives, the Company may sponsor supplemental arrangements which are for the most part unfunded. Generally, executives entitled to supplemental arrangements must comply with non-solicit, and in some cases non-compete, provisions to receive full payment of their supplemental retirement benefits.

Manulife Financial Corporation Proxy Circular	28

At the time of the closure of the Company’s traditional defined benefit plans in Canada, some of the participants in these plans were grandfathered and remained as members of these plans. As at December 31, 2007, approximately 30 executives remain in the Canadian Staff Pension Plan with individual supplemental retirement agreements. These executives continue to be entitled to defined benefit pensions which are calculated based on their years of service and their base salary plus annual short-term incentive awards. For these executives, the annual defined benefit pension payable upon retirement is capped at a dollar amount that varies depending on the executive’s years of service and job grade at retirement.

In the U.S., when the traditional defined benefit plans were closed, they were replaced by cash balance plans. As at December 31, 2007, approximately 30 executives remain entitled to grandfathered final average pay defined benefit pensions in the qualified cash balance and non-qualified supplemental cash balance plans. The grandfathered benefits are calculated based on the executives’ years of service and base salary plus annual short-term incentive awards.

In 2007, the tax qualified cash balance plans in the U.S. were merged and the Company approved the following changes to be effective January 1, 2008:

■	to harmonize the cash balance contribution credits on a non-tenure based formula under the qualified plans; and
■

to cease benefit accruals under the non-tax qualified cash balance plans and replace them with a harmonized non-tenure based contribution credit formula under a newly established non-qualified defined contribution plan.

All participants who were grandfathered in their final average pay pension benefits, including the 30 grandfathered executives referred to above, continue to accrue those benefits through 2011 when these benefits will be frozen. Certain other participants are being provided with transition credits until the end of 2011 to help compensate for the reduction in benefit accruals under the harmonized qualified cash balance plan formula. After 2011, all participants will accrue benefits on the same basis.

Following the closure of the Company’s traditional defined benefit plans globally, including the plan changes taking effect in 2008, approximately 90% of employees are now covered by capital accumulation-type plans. This is consistent with the Company’s philosophy to provide retirement benefits to employees commensurate with the position they hold, as opposed to their tenure. The Company’s favoured approach is to allocate a fixed percentage, taking median market practice into account, of each employee’s pensionable earnings. All remaining tenure-based pension arrangements are being reviewed with the intention of aligning them with this approach.

A description of the pension plans applicable to the Named Executive Officers can be found on pages 35 to 39 and includes individual information on the annual benefit payable upon retirement and the Company’s accrued benefit obligation for these executives. Also included is a more detailed discussion of the changes the Company has made to the U.S. pension plans effective January 1, 2008.

Benefits and Perquisites

Compensation Component	Form	Applies To	How Determined
Benefits	Group life, health and dental insurance programs	All employees	Based on local market practice.
Perquisites	Vary by country	Vice Presidents and above	Based on local market practice.

The Company offers group life, health and dental insurance, paid time off and other benefits to employees. The Company offers these benefits on a competitive level with peer companies, while ensuring that benefit costs are contained over the long-term.

Perquisites are generally provided to executives in the form of flexible spending accounts, or annual allowances to be used for a number of personal expenditures such as car leases and club memberships. These are offered as fixed allowances by grade, subject to maximum limits, as benchmarked against those at peer companies.

Report on President and CEO Compensation

Philosophy and Governance

The President and CEO is held to the same high performance standards and pay for performance alignment as all Manulife employees. The Board believes that the CEO’s compensation should reflect the Company’s current performance and its positioning for future growth. The CEO participates in the same compensation programs as other senior executives. Detailed descriptions of each of these plans can be found in the “Report on Executive Compensation”. The Board uses a blend of base salary, annual incentive and longer-term equity grants to establish a compensation package that recognizes measurable financial results as well as the leadership efforts required to position the Company for success in the future.

All compensation decisions for the CEO are approved by the independent Directors, based on recommendations developed by the Governance Committee. In determining the total compensation for the CEO, both the absolute and relative performance of the Company and the CEO, and the compensation practices of the Company’s global peer group are considered.

2007 Performance

Each year the Board and the CEO establish objectives for the coming year. Financial objectives include ROE and growth in EPS (see below for details). In addition, they agree upon the CEO’s key priorities and initiatives.

Mr. D’Alessandro has been CEO for 14 years. As of the end of 2007, the Company was the largest life insurer in Canada, the second largest in North America (after American International Group, Inc.) and the sixth largest in the world when measured by market capitalization. The Company operates in a highly competitive and relatively mature environment and continues to outperform its peers. Following a very strong 2006 and despite the strengthening Canadian dollar, weak equity markets and adverse interest rate

29	Manulife Financial Corporation Proxy Circular

movements, shareholders’ income in 2007 reached $4.3 billion, an 8% increase from the previous year. Diluted earnings per share of $2.78 increased 11% over the $2.51 reported one year ago and by a compound annual rate of 17% over the most recent two year period. Total funds under management decreased 4.4% to $396.3 billion. Premiums and deposits reached a new high of $69.4 billion, driven primarily by organic growth in segregated funds and mutual funds.

Foreign exchange movements during the year had a significant negative impact on results, reducing earnings by $227 million, premiums and deposits by $3.1 billion and funds under management by $53 billion. This contributed to the shortfall in meeting the latter two targets. The expense base continued to be well managed and grew by only 1% over 2006, in spite of large increases in new and inforce business. Additional efficiencies were also derived from productivity initiatives. A summary of the Company’s 2007 financial results follows. Full results can be found in the 2007 Annual Report.

	Results for 2007	Target for 2007	Variance from Internal Target	Change from 2006	Results for 2006	Results for 2005
Shareholders’ Net Income	$4.302 billion	$4.128 billion	Exceeds	+8.0%	$3.985 billion	$3.294 billion
Return on Equity	18.4%	16.9%	Exceeds	+160bps	16.8%	14.1%
Basic EPS	$2.81	$2.68	Exceeds	+11.1%	$2.53	$2.05
Fully Diluted EPS	$2.78	$2.66	Exceeds	+10.8%	$2.51	$2.03
Premiums and Deposits	$69.4 billion	$75.8 billion	Below	+6.9%	$64.9 billion	$61.3 billion
Funds Under Management (Dec. 31)	$396.3 billion	$425.2 billion	Below	-4.4%	$414.4 billion	$371.5 billion

The Board is pleased by the many important initiatives which were again taken during the year to grow the Company’s diverse business franchises around the world.

In 2007, the combination of industry-leading products and enhanced distribution alliances produced record sales in all divisions. This growth was produced within a corporate-wide culture of risk management, control, prudence and operational excellence. This discipline has allowed Manulife to build market share and at the same time withstand the highly volatile capital markets and currency fluctuations with minimal adverse impact. This includes avoiding the financial damage related to sub-prime mortgages and asset backed commercial paper that afflicted so many other global financial institutions. During the year, the Company was also able to incorporate significant changes to accounting and actuarial practices without disruption.

2007 saw several important organic initiatives contributing to the year’s success. These included the introduction of the ground breaking IncomePlus Product in Canada, the successful relaunch of Variable Annuities in Japan, the achievement of a #1 market share in U.S. life sales, very strong revenue growth in Asia, and the significant expansion of the operations in China from 17 licenses to 28. Through the strategic acquisition of Berkshire-TWC Financial Group Inc., the dealer advisor base in Canada was doubled and assets under administration were substantially increased.

Mr. D’Alessandro’s leadership continues to ensure that the Company’s reputation and public image reflect the integrity and core values upon which it rests. Manulife is one of two publicly traded life insurance companies in the world whose rated life insurance subsidiaries hold Standard & Poor’s Rating Services’ highest “AAA” rating. In 2007, the Company was awarded Moody’s Investor Services’ second highest “Aa1” rating, one of only two publicly traded life insurance companies in North America to be so recognized. The Company was named first overall in corporate governance among Canadian public companies by a Canadian national newspaper, the fourth time in six years it has led these rankings. The Company was also recognized in Asia where it was named the Life Insurance Company of the Year at the Asian Insurance Review Awards.

Shareholders continue to be rewarded for their confidence in Manulife. In 2007, dividends paid to common shareholders amounted to over $1.3 billion. On a per share basis, dividends increased by 21% over 2006.

Mr. D’Alessandro champions an environment that attracts and retains highly motivated, talented and hardworking employees. This has created an organization with sound structure, deep senior management bench strength and a robust talent pipeline. In 2007, several key roles were filled by executives moved within and between divisions. All of the organizational changes made in 2006 settled in smoothly over the past year and the Company enjoys a very high degree of employee engagement worldwide.

In recognition of Mr. D’Alessandro’s achievements in 2007 and his continuing performance, the Governance Committee recommended and the independent Directors approved the following pay decisions for the CEO for 2007 and 2008 (where applicable).

Base Salary

Effective March 1, 2008, Mr. D’Alessandro’s base salary was increased to US$1,300,000. This represents an 8.3% increase over 2007.

Annual Incentive Plan (AIP)

The process for determining the CEO’s annual incentive is the same as for other senior executives and is described in detail on pages 22 to 23. As a final step in this process, the Board has the discretion to adjust the award upwards or downwards to reflect performance or other circumstances which, in the opinion of the Board, warrant such an adjustment.

The formula for calculating the annual incentive award is:

Base Salary x AIP Target x Business Performance Multiplier x Individual Performance Multiplier

■	The CEO’s base salary in 2007 was US$1,200,000

■	The CEO’s AIP target incentive in 2007 was 100%

Manulife Financial Corporation Proxy Circular	30

In determining the CEO’s annual incentive for 2007, the Board assessed the CEO’s Business Performance Multiplier on financial measures and the CEO’s Individual Performance Multiplier on non-financial measures:

Financial Measures

The CEO’s Business Performance Multiplier was based on achievement against ROE and Basic EPS targets as follows:

Metric	ROE	EPS
Target	16.9%	2.68
2007 Actual	18.4%	2.81
Score	189%	149%
Weighting	60%	40%
Weighted Score	113%	60%
CEO Business Performance Multiplier	173%

Non-Financial Measures

The CEO’s individual performance multiplier was based on the CEO’s achievement against key strategic and operational objectives approved at the beginning of the year, including strategic growth, operational effectiveness, risk management, succession planning and external relations. The CEO’s performance against these objectives was assessed by the Governance Committee and for 2007 this resulted in an Individual Performance Multiplier of 200%.

2007 AIP Calculation for the CEO

US$1,200,000 x 100% x 173% x 200% = US$4,152,000

In acknowledgement of the continued outstanding performance of the Company and the CEO, on both an absolute and relative basis, the Governance Committee recommended and the Board approved in its discretion an annual incentive award of US$4,152,000 (Cdn$4,158,6431) for the CEO, which is an annual incentive in excess of the 300% of salary maximum. Mr. D’Alessandro has elected to defer 100% of this annual incentive into DSUs.

RSUs, Stock Options and Share Ownership

On February 20, 2008, US$3,900,000 (Cdn$3,906,240 1) in RSUs and US$3,900,000 (Cdn$3,906,2401) in stock options were awarded to Mr. D’Alessandro in recognition of his acknowledged ability to contribute to and influence the medium to long-term prosperity of the Company.

Mr. D’Alessandro holds Common Shares, RSUs and DSUs well in excess of his share ownership requirement of seven times base salary. He has agreed to continue to meet the CEO’s minimum share ownership requirement for one year after retirement.

[1]	Amounts have been converted at an exchange rate of Cdn$1.0016 per US$1.

2007 Total Compensation for the CEO

In 2007, Mr. D’Alessandro received Cdn$13,756,531 in total direct compensation, which is the sum of his base salary, annual incentive, RSUs and stock options. This represents an increase of 1.4% over 2006. The President and CEO’s compensation package and current awards are consistent with high performing peers in the top global executive peer group as described in “Report on Executive Compensation – Market Positioning”. A summary of the total compensation for the CEO in 2007 and the previous two years, as well as supplemental information for 2008 can be found in the section “Total Compensation and Performance of Named Executive Officers”.

Composition of the Compensation Committee	Composition of the Governance Committee

The members of the Compensation Committee are: Hugh W. Sloan, Jr. (Chair) Arthur R. Sawchuk (Vice Chair) Gail C.A. Cook-Bennett Thomas P. d’Aquino Lorna R. Marsden Gordon G. Thiessen	The Governance Committee members are: Arthur R. Sawchuk (Chair) John M. Cassaday Gail C.A. Cook-Bennett Pierre Y. Ducros Thomas E. Kierans Hugh W. Sloan, Jr.

Summary and Board Endorsement

The independent Directors, with the support of the Governance Committee, gave careful consideration to the compensation decisions for each component of the CEO’s compensation and the aggregate effect of these decisions, and is satisfied they are fair and reasonable in the context of both the absolute and relative performance of the Company and the CEO and the compensation practices among the Company’s identified global peers.

The independent Directors, with the support of the Compensation Committee, also carefully reviewed and approved the compensation programs for executives, as described in the section “Report on Executive Compensation”.

31	Manulife Financial Corporation Proxy Circular

Total Compensation and Performance of Named Executive Officers

The following profiles are intended to provide shareholders with an indication of the total compensation for each Named Executive Officer, in relation to their performance in 2007. When determining annual compensation for Named Executive Officers, the Governance and Compensation Committees consider the competitiveness of all aspects of compensation, the relative performance of peers in the previously stated peer comparator groups, and the individual performance and achievement of performance targets for each Named Executive Officer. While the decisions that were made in early 2008 in respect of salaries, RSU and stock option awards for the Named Executive Officers do not have to be reported by the Company in this Proxy Circular, the Company believes that including this information provides a more comprehensive picture to shareholders. This information is included below in the notes to the “Three Year Total Compensation 2005 – 2007” for each Named Executive Officer. Further details on Named Executive Officer compensation are provided in the sections “Statement of Executive Compensation” and “Pension Plans”.

Dominic D’Alessandro President and Chief Executive Officer Age: 61 Length of Service: 14 years Location: Toronto, Canada

Mr. D’Alessandro has led the Company over the past 14 years to become the largest life insurance company in Canada, the 3rd largest public company in Canada, and the 6th largest life insurance company in the world based on a market capitalization of approximately $61 billion (as of December 31, 2007). As President and CEO, Mr. D’Alessandro is a
member of the Board of Directors, and is the Chairman of the Company’s Executive and Management Committees.

A summary of Mr. D’Alessandro’s performance in 2007 can be found in the section “Report on President and CEO
Compensation”.

	Three Year Total Compensation 2005 – 2007
	Year	Cash Compensation[1]		Equity		Total Direct Compensation	Pension Service Cost[3]	Total Compensation
		Salary	Annual Incentive	RSU Grant Value	Stock Option Grant Value
	2007	$1,276,004	$4,158,643	$4,160,942	$4,160,942	$13,756,531	$1,817,000	$15,573,531
	2006	$1,228,610	$4,539,210	$3,900,000	$3,900,000	$13,567,820	$1,725,000	$15,292,820
	2005	$1,211,867	$3,462,300	$4,225,000	$4,225,000	$13,124,167	$1,704,000	$14,828,167

Notes:

■ Effective March 1, 2008, base salary increased to US$1,300,000, or Cdn$1,353,300 using an exchange rate of Cdn$1.041 per US$1.

■ On February 20, 2008, RSUs and stock options worth Cdn$3,906,240 and Cdn$3,906,240, respectively, were awarded.

■ Mr. D’Alessandro deferred 100% of his 2007 annual incentive and 2005 RSUs (which vested in December 2007) into DSUs.

	Total Number and Value of DSUs, RSUs and Stock Options as at March 1, 2008
	DSUs		RSUs		Stock Options
	(#)	Value ($)	(#)	Value ($)	Exercisable (#)	Value ($)[2]	Unexercisable (#)	Value ($)[2]
	1,588,067	$60,600,637	318,812	$12,165,866	5,391,361	$93,064,585	1,250,506	$2,059,844
	Note: All footnote references can be found on page 32.

Peter Rubenovitch Senior Executive Vice President and Chief Financial Officer Age: 56 Length of Service: 12 years Location: Toronto, Canada

Mr. Rubenovitch is accountable for managing the financial affairs of the Company. He is responsible for Enterprise Risk
Management, Actuarial, Controllers, Taxation, Treasury, Investor Relations, Reinsurance and other financial functions company-wide. As the Company’s Chief Credit Officer he is the Chairman of the Company’s Credit Committee and is
also a member of the Company’s Executive and Management Committees.

Financial performance continued to be strong in 2007 with full year ROE above 18%. This was further reflected by an upgrade of the Company’s claims paying rating assigned by Moody’s and by the receipt of the highest “excellent” risk management rating from S&P.

Credit and liquidity were effectively managed with only nominal credit losses across the portfolio and no disruptions to the Company’s liquidity. This was achieved despite the widely reported losses at many other financial firms due to sub-prime mortgage backed exposures and as a result of disruptions in asset backed commercial paper markets. As well the Reinsurance Division had another very profitable year of operations.

	Three Year Total Compensation 2005 – 2007
		Cash Compensation[1]		Equity		Total Direct Compensation	Pension Service Cost[3]	Total Compensation
	Year	Salary	Annual Incentive	RSU Grant Value	Stock Option Grant Value
	2007	$695,878	$1,011,911	$900,000	$900,000	$3,507,789	$ 0	$3,507,789
	2006	$699,497	$1,298,912	$750,000	$750,000	$3,498,409	$260,000	$3,758,409
	2005	$716,924	$ 812,671	$800,000	$800,000	$3,129,595	$631,000	$3,760,595

Notes:

■ Effective March 1, 2008, base salary remains at US$650,000, or Cdn$676,650 using an exchange rate of Cdn$1.041 per US$1.

■ On February 20, 2008, RSUs and stock options worth Cdn$900,000 and Cdn$900,000, respectively, were awarded.

■ Mr. Rubenovitch deferred 100% of his 2007 annual incentive and 2005 RSUs (which vested in December 2007) into DSUs.

	Total Number and Value of DSUs, RSUs and Stock Options as at March 1, 2008
	DSUs		RSUs		Stock Options
	(#)	Value ($)	(#)	Value ($)	Exercisable (#)	Value ($)[2]	Unexercisable (#)	Value ($)[2]
	345,545	$13,185,997	67,782	$2,586,561	679,620	$9,651,125	267,869	$400,583
	Note: All footnote references can be found on page 32.

Manulife Financial Corporation Proxy Circular	32

Donald A. Guloien Senior Executive Vice President and Chief Investment Officer Age: 50 Length of Service: 27 years Location: Toronto, Canada

Mr. Guloien is responsible for the Investment and Asia and Japan Divisions.

The Investment Division manages the $161 billion general fund assets and $91 billion of diverse assets for external clients, generated $10.34 billion of investment income and employs approximately 2,200 people, with offices in Canada, the Uni ted States, the United Kingdom, Japan, Hong Kong, and Southeast Asia.

Investment results were very good in 2007. Performance against benchmarks was solid, alternative assets produced excellent returns, asset mix was favourably positioned and credit provisions were well below plan. The Company’s General Account maintained strong credit quality, with 96% of its bond portfolio at investment grade or better. Most notably, the Company avoided any material impact from the sub-prime credit situation and the third-party asset-backed commercial paper situation and the resultant impact on credit spreads worldwide - further evidence of our disciplined risk management philosophy.
Assets managed for external clients increased by $10 billion or 11% on an exchange neutral basis (a decrease of $3 billion on a Canadian currency basis) driven by growth in retail and institutional mandates.

The Asia and Japan Division employs over 5,400 people and has more than 28,000 agents across ten countries and territories. Providing diverse geographic and product coverage, Manulife offers a range of life insurance, group life and health, hospital coverage, mutual funds, pensions, variable annuities and segregated funds.

In 2007, the Asia and Japan Division shareholders’ net income rose 23% to US$798 million, generated US$9.8 billion of premiums and deposits and had funds under management of US$43.8 billion. Wealth management sales increased by
44% and insurance sales by 7% over 2006. A number of new initiatives were undertaken throughout the region, including the introduction of several new products; expanded wealth management operations; the addition of eight offices in China which ended the year licensed in 28 cities; and strategic additions to the leadership team.

	Three Year Total Compensation 2005 – 2007
	Year	Cash Compensation[1]		Equity		Total Direct Compensation	Pension Service Cost[3]	Total Compensation
		Salary	Annual Incentive	RSU Grant Value	Stock Option Grant Value
	2007	$799,938	$1,878,000	$1,350,000	$1,350,000	$5,377,938	$0	$5,377,938
	2006	$774,835	$1,466,514	$1,150,000	$1,150,000	$4,541,349	$249,000	$4,790,349
	2005	$716,924	$1,246,428	$800,000	$800,000	$3,563,352	$438,000	$4,001,352

Notes:

■ Effective March 1, 2008, base salary increased to US$800,000, or Cdn$832,800 using an exchange rate of Cdn$1.041 per US$1.

■ On February 20, 2008, RSUs and stock options worth Cdn$1,500,000 and Cdn$1,500,000, respectively, were awarded.

	Total Number and Value of DSUs, RSUs and Stock Options as at March 1, 2008
	DSUs		RSUs		Stock Options
	(#)	Value ($)	(#)	Value ($)	Exercisable (#)	Value ($)[2]	Unexercisable (#)	Value ($)[2]
	155,489	$5,933,460	106,356	$4,058,545	792,591	$11,581,039	407,532	$464,859
	Note: All footnote references can be found on page 32.

John D. DesPrez III Senior Executive Vice President and President and CEO, John Hancock Financial Services, Inc. Age: 51 Length of Service: 17 years Location: Boston, U.S.A.

Mr. DesPrez is responsible for Manulife’s North American operations which include John Hancock, the U.S. Division of the
Company, and the Company’s Canadian Division. Core businesses include Life and Long Term Care Insurance, Annuities and Segregated Funds, Group Pensions, Manulife Bank of Canada, Group Benefits, Fixed Products, Mutual Funds and
Affinity Markets.

In 2007, shareholders’ net income from North American operations rose 8% to $3 billion, 12% on a constant currency basis; premiums and deposits grew to $58 billion and funds under management were $319 billion, representing 69%,
83% and 80% of the Company’s net income, premiums and deposits and funds under management, respectively. Focus on product innovation, distribution strength through multiple channels and exceptional service in all operations con tributed to these results.

John Hancock achieved strong sales growth in all core operations in 2007 posting record sales in Life, Variable Annuities and Retirement Plan Services businesses with sales growth of 15%, 18% and 4% respectively. Long Term Care also experienced exceptional sales performance, with results exceeding 2006 by 24%. Funds under management in both Vari able Annuities and Retirement Plan Services surpassed the US$50 billion mark in 2007 driven by strong premiums and deposits and market performance.

Canadian operations had record sales in all core businesses. Individual Insurance, Individual Wealth Management and
Manulife Bank posted sales increases of 15%, 22% and 35%, respectively. Group Benefits reported sales growth of 36%, while sales in Group Pensions more than doubled. Through the acquisition of Berkshire-TWC Financial Group Inc., the dealer advisor base was doubled and assets under administration substantially increased. In addition, this acquisition provides all Manulife advisors with an Investment Dealers Association platform on a go-forward basis.

	Three Year Total Compensation 2005 – 2007
	Year	Cash Compensation		Equity		Total Direct Compensation	Pension Service Cost[3]	Total Compensation
		Salary	Annual Incentive	RSU Grant Value	Stock Option Grant Value
	2007	$801,791	$1,878,000	$1,350,000	$1,350,000	$5,379,791	$78,811	$5,458,602
	2006	$777,937	$1,466,514	$1,150,000	$1,150,000	$4,544,451	$74,800	$4,619,251
	2005	$724,800	$1,246,428	$800,000	$ 800,000	$3,571,228	$78,000	$3,649,228

Notes:

■ All exchange rates are consistent with those used and identified in the Statement of Executive Compensation, other than noted in footnote 3 below.

■ Effective March 1, 2008, base salary increased to US$800,000, or Cdn$832,800 using an exchange rate of Cdn$1.041 per US$1.

■ On February 20, 2008, RSUs and stock options worth Cdn$1,500,000 and Cdn$1,500,000, respectively, were awarded.

	Total Number and Value of DSUs, RSUs and Stock Options as at March 1, 2008
	DSUs		RSUs		Stock Options
	(#)	Value ($)	(#)	Value ($)	Exercisable (#)	Value ($)[2]	Unexercisable (#)	Value ($)[2]
	—	—	106,356	$4,058,545	806,791	$11,193,271	407,532	$464,859
	Note: All footnote references can be found on page 32.

33	Manulife Financial Corporation Proxy Circular

Jean-Paul Bisnaire Senior Executive Vice President, Business Development and General Counsel Age: 56 Length of Service: 3 years Location: Toronto, Canada

Mr. Bisnaire is responsible for the Company’s global Business Development, Information Systems, Legal, Compliance,
Internal Audit and Corporate Secretary functions. He is also a member of the Executive and Management Committees.
In 2007, Mr. Bisnaire was successful in focusing the global information technology, internal audit and compliance groups to increase their collaboration with risk management in order to provide consistency and improve efficiencies.

During 2007, a number of business development opportunities were pursued including the successful acquisition of
Berkshire-TWC Financial Group Inc.

In March 2007, Mr. Bisnaire became accountable for managing global information systems. A global IS strategy has been developed which will result in a global network and improvements in data centre management, maintenance and development, information security and greater collaboration among the Divisional IS groups. Global IS is also responsible for managing other cost reduction programs within the Company.

A number of legal, regulatory and compliance initiatives were conducted to protect the reputation and interests of the
Company. These included assessing the impact of the new Canadian anti-money laundering rules, document manage ment and retention (including e-mail retention practices) and implementation of consistent privacy escalation proce dures. The Company continued to be recognized for its strong corporate governance practices.

Internal Audit continued to evolve and made changes to its audit program to focus on key risks. Internal Audit also became responsible for SOX testing in 2007. Significant cost savings were achieved in 2007 over 2006 relating to SOX testing as a result of the application of a risk-based approach.

	Three Year Total Compensation 2005 – 2007
	Year	Cash Compensation[1]		Equity		Total Direct Compensation	Pension Service Cost[4]	Total Compensation
		Salary	Annual Incentive	RSU Grant Value	Stock Option Grant Value
	2007	$534,916	$847,584	$600,000	$600,000	$2,582,500	$120,097	$2,702,597
	2006	$534,039	$773,994	$500,000	$500,000	$2,308,033	$111,666	$2,419,699
	2005	$535,143	$711,087	$400,000	$400,000	$2,046,230	$ 49,054	$2,095,284

Notes:

■ Effective March 1, 2008, base salary increased to US$525,000, or Cdn$546,525 using an exchange rate of Cdn$1.041 per US$1.

■ On February 20, 2008, RSUs and stock options worth Cdn$650,000 and Cdn$650,000, respectively, were awarded.

■ Mr. Bisnaire deferred 33.33% of his 2007 annual incentive into DSUs.

	Total Number and Value of DSUs, RSUs and Stock Options as at March 1, 2008
	DSUs		RSUs		Stock Options
	(#)	Value ($)	(#)	Value ($)	Exercisable (#)	Value ($)[2]	Unexercisable (#)	Value ($)[2]
	16,143	$616,017	46,514	$1,774,974	150,915	$1,120,026	199,287	$436,019

[1]	Base salary and incentive for Messrs. D’Alessandro, Rubenovitch, Guloien and Bisnaire are denominated in U.S. dollars and paid in Canadian dollars in recognition of the global nature of their roles.

[2]

Value of unexercised in-the-money options as at March 1, 2008 is the difference between the exercise price of the options and the closing price of Common Shares on the TSX on February 29, 2008, which was $38.16.

[3]

Pension service cost is the value of the projected pension earned during the year noted. Messrs. Rubenovitch and Guloien no longer accrue additional pension credits since their pensions earned to the end of 2006 are greater than the pension cap implemented as of January 1, 2007. For Mr. DesPrez, the 2007 pension service cost has been converted to Cdn$ using an exchange rate of Cdn$1.0796 per US$1.

[4]

The pension service cost for Mr. Bisnaire is equal to the Company contributions to the defined contribution component of the Canadian Staff Pension Plan plus the notional Company credits under the Supplemental Defined Contribution Plan during the year noted.

Alignment of Named Executive Officer Compensation with Business Performance

To demonstrate the link between Named Executive Officer compensation and business performance, the following graph shows cumulative Named Executive Officer compensation in 2005, 2006 and 2007 as a percentage of the Company’s net income after tax. The Company’s cumulative Named Executive Officer compensation as a percentage of net income compares favourably with that of the Canadian Peer Group referred to in the “Report on Executive Compensation”.

Cumulative Named Executive Officer Compensation as a Percentage of Net Income After Tax

Note: Named Executive Officer compensation includes salary, annual incentive, RSUs, stock options and pension service cost. The Named Executive Officers in each of the last three years were:

2007: Messrs. D’Alessandro, Rubenovitch, Guloien, DesPrez, Bisnaire

2006: Messrs. D’Alessandro, Rubenovitch, Guloien, DesPrez, Gordon

2005: Messrs. D’Alessandro, Rubenovitch, Guloien, DesPrez, Gordon

Manulife Financial Corporation Proxy Circular	34

Statement of Executive Compensation

The following table summarizes compensation paid to the Named Executive Officers for their services as executive officers of the Company.

		Annual Compensation				Long Term Compensation Awards				All Other Compensation[7]
Name and Principal Position	Year	Salary[1]	Annual Incentive (Bonus)[2]	Other Annual Compensation		Securities Under Options Granted		Shares or Units Subject to Resale Restrictions[5,6]
		($)	($)	($)		(#)[3]	($)[4]	($)		($)
Dominic D’Alessandro	2007	$1,276,004	$4,158,643	$84,753	[9]	431,149	$4,160,942	$4,160,942	[11]	$1,490
President and	2006	1,228,610	4,539,210	51,994	[9]	458,532	3,900,000	3,900,000		1,040
Chief Executive Officer	2005	1,211,867	3,462,300	261,477	[9]	677,510	4,225,000	4,225,000	[12]	1,163
Peter Rubenovitch	2007	$695,878	$1,011,911	$85,403	[9]	93,256	$900,000	$900,000	[11]	$476
Senior Executive Vice President	2006	699,497	1,298,912	79,216	[9]	88,180	750,000	750,000		282
and Chief Financial Officer	2005	716,924	812,671	82,210	[9]	128,286	800,000	800,000	[12]	376
Donald Guloien	2007	$799,938	$1,878,000	$81,828	[9]	139,884	$1,350,000	$1,350,000	[11]	$218
Senior Executive Vice President	2006	774,835	1,466,514	82,310	[9]	135,208	1,150,000	1,150,000		0
and Chief Investment Officer	2005	716,924	1,246,428	82,310	[9]	128,286	800,000	800,000		53
John DesPrez III[8]	2007	$801,791	$1,878,000	$32,387	[10]	139,884	$1,350,000	$1,350,000	[11]	$9,650	[13]
Senior Executive Vice President,	2006	777,937	1,466,514	34,032	[10]	135,208	1,150,000	1,150,000		9,983	[13]
John Hancock	2005	724,800	1,246,428	37,156	[10]	128,286	800,000	800,000		10,774	[13]
Jean-Paul Bisnaire	2007	$534,916	$847,584	$62,975	[9]	62,171	$600,000	$600,000	[11]	$120,097	[14]
Senior Executive Vice President,	2006	534,039	773,994	64,766	[9]	58,786	500,000	500,000		111,666	[14]
Business Development and General Counsel	2005	535,143	711,087	67,436	[9]	64,142	400,000	400,000		49,054	[14]

[1]

Salary paid to Messrs. D’Alessandro, Rubenovitch, Guloien and Bisnaire is denominated in U.S. dollars. Base salary has been converted to Canadian dollars on a semi-monthly basis using the actual exchange rate at time of pay. Salary paid to Mr. Rubenovitch increased from US$616,667 in 2006 to US$645,000 in 2007, however due to the exchange rates at time of payment, actual Canadian dollar salary decreased from Cdn$699,497 in 2006 to Cdn$695,878 in 2007.

[2]

Annual incentive amounts are paid in cash in the year following the fiscal year in which they were earned. 2007 annual incentives paid to Messrs. D’Alessandro, Rubenovitch, Guloien, DesPrez and Bisnaire, have been converted at an exchange rate of Cdn$1.0016 per US$1. Mr. D’Alessandro and Mr. Rubenovitch elected to take 100%, and Mr. Bisnaire elected to take 33.33% of their 2007 annual incentive in DSUs based on a share price of $38.16, which was the closing price of Common Shares on the TSX on February 29, 2008.

[3]

In May 2006, the Company declared a stock dividend, which had the same effect as a two-for-one split of its Common Shares. All RSUs, stock options and DSUs in this Proxy Circular are reported on a post stock dividend basis.

[4]

Stock option grant values have been calculated using the following grant prices and Black-Scholes factors: 2007: $40.38 and 23.9%, 2006: $36.98 and 23.0%, 2005: $29.005 and 21.5% respectively. These Black-Scholes factors were calculated using the following variables: (a) expected life of the options, (b) expected volatility of the Company’s Common Share price, (c) risk-free interest rate, and (d) expected dividend yield of the Company’s Common Shares.

[5]

Total holdings of RSUs as at December 31, 2007 and their value, based on the closing price of Common Shares on the TSX on that date being $40.57 per share, were as follows: Mr. D’Alessandro, 215,226 RSUs with a value of $8,731,719; Mr. Rubenovitch, 43,916 RSUs with a value of $1,781,672; Mr. Guloien, 66,579 RSUs with a value of $2,701,110; Mr. DesPrez, 66,579 RSUs with a value of $2,701,110; and Mr. Bisnaire, 29,277 RSUs with a value of $1,187,768. Additional RSUs have been credited to reflect dividends paid on Common Shares. RSUs typically vest 100% within 3 years, subject to achievement of established performance conditions.

[6]

Total holdings of DSUs as at December 31, 2007 and their value, based on the closing price of Common Shares on the TSX on that date being $40.57 per share, were as follows: Mr. D’Alessandro, 1,479,087 DSUs with a value of $60,006,560; Mr. Rubenovitch, 319,027 DSUs with a value of $12,942,925; Mr. Guloien, 155,489 DSUs with a value of $6,308,189 and Mr. Bisnaire, 8,739 DSUs with a value of $354,541. Mr. DesPrez does not hold any DSUs. Additional DSUs have been credited to reflect dividends paid on Common Shares.

[7]	Includes the amount of term life insurance premiums paid by the Company for the benefit of the Named Executive Officers.

[8]

All compensation for Mr. DesPrez is set and paid in U.S. dollars. 2007 compensation, with the exception of annual incentives (see Note 2), has been converted using an exchange rate of Cdn$1.0796 per US$1.

[9]

Includes amounts spent under the Executive Flexible Spending Account (“EFSA”) in Canada. All Named Executive Officers resident in Canada are entitled to an annual allowance of between 10% and 12% of the executive’s base salary, subject to certain maximum restrictions, to be used for a number of personal expenditures, including car payments and club memberships. If there is any unused amounts at the end of the year, the Named Executive Officer may carry over a maximum of 25% to March 31st of the following year.

[10]	As an executive officer not resident in Canada, Mr. DesPrez does not participate in the EFSA. The amounts shown represent the annual car and club membership allowances.

[11]

Amounts shown represent RSUs awarded on February 16, 2007, at a share price of $40.38, which was the closing price of Common Shares on the TSX on February 15, 2007. The vesting of these RSUs is dependent upon the achievement of an established performance condition.

[12]

The 2005 RSUs vested in December 2007. Mr. D’Alessandro elected to defer 100% of his 2005 RSUs (185,632) into DSUs with a value of $7,635,044 and Mr. Rubenovitch elected to defer 100% of his 2005 RSUs (35,150) into DSUs with a value of $1,445,720.

[13]	Includes Company contributions under the John Hancock U.S.A. 401(k) Plan made on behalf of Mr. DesPrez.

[14]

Includes Company contributions to the defined contribution component of the Canadian Staff Pension Plan and notional Company credits under the Supplemental Defined Contribution Plan made on behalf of Mr. Bisnaire. Notional investment credits provided by the Company under the Supplemental Defined Contribution Plan are not included. The total value of Mr. Bisnaire’s notional account under this plan, including notional investment credits, was $318,273 as at December 31, 2007.

35	Manulife Financial Corporation Proxy Circular

Option Grants During the Financial Year Ended December 31, 2007

On February 16, 2007, stock options were granted to the Named Executive Officers under the ESOP as follows:

Name	Securities Under Options Granted (#)	% of Total Options Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Expiration Date
Dominic D’Alessandro	431,149	16.15%	$ 40.38	$ 40.38	February 16, 2017
Peter Rubenovitch	93,256	3.49%	$ 40.38	$ 40.38	February 16, 2017
Donald Guloien	139,884	5.24%	$ 40.38	$ 40.38	February 16, 2017
John DesPrez III	139,884	5.24%	$ 40.38	$ 40.38	February 16, 2017
Jean-Paul Bisnaire	62,171	2.33%	$ 40.38	$ 40.38	February 16, 2017

Note: These options are for Common Shares and vest at a rate of 25% per year, commencing one year after the grant date. Further details respecting these grants can be found on pages 24 to 25.

Aggregated Option Exercises During the Financial Year Ended December 31, 2007 and Financial Year-End Option Values

The following table shows the number of Common Shares acquired on exercise and the total value of stock options exercised by Named Executive Officers during 2007. The table also shows the total number of stock options each Named Executive Officer held and the value of these options as at December 31, 2007. The value of unexercised in-the-money options at December 31, 2007 is equal to the difference between the exercise price of the options and the closing price of Common Shares on the TSX reported on the last trading day prior to year-end, which was $40.57 per Common Share.

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options as at December 31, 2007 (#)		Value of Unexercised In-the-Money Options as at December 31, 2007 ($)
			Exercisable	Unexercisable	Exercisable	Unexercisable
Dominic D’Alessandro	200,000	$ 5,033,849	4,826,064	1,287,301	$100,555,341	$8,107,321
Peter Rubenovitch	—	—	570,190	255,532	$10,253,011	$1,526,863
Donald Guloien	—	—	659,746	337,432	$12,384,881	$1,662,348
John DesPrez III	158,200	$ 3,954,967	667,946	343,432	$11,932,035	$1,761,648
Jean-Paul Bisnaire	—	—	104,638	157,621	$1,207,970	$802,525

Employment Agreements

In September 1999, Messrs. D’Alessandro, Rubenovitch, Guloien and DesPrez entered into Change in Control agreements. Mr. Bisnaire entered into a Change in Control agreement upon his hire in July 2004. These agreements protect shareholder interests by removing the distractions of a Change in Control and allowing key executives to focus on the business, by providing security and incentives to remain with the Company. For the purpose of the Change in Control agreements, “Change in Control” is defined as follows:

■	An acquisition of 20% of the Company’s voting shares;

■	A majority change in the Board of Directors of the Company; or

■	A management agreement with another insurance company or financial institution that transfers the management of the Company.

The Change in Control provisions will be triggered under the following circumstances:

■	For Mr. D’Alessandro – a voluntary or involuntary termination within a specified protection period.[1]

■	For Messrs. Rubenovitch, Guloien, DesPrez and Bisnaire – an involuntary or constructive termination within a specified protection period.[1]

[1]	The specified protection period starts 90 days prior to the date of a Change in Control and ends 24 months after the Change in Control.

Change in Control severance will be paid as a lump sum at three times the annual compensation (base salary and annual incentive only) for Mr. D’Alessandro, subject to reduction as he nears age 65. It will be paid at two times the annual compensation (base salary and annual incentive only) for Messrs. Rubenovitch, Guloien, DesPrez and Bisnaire. At the time of Change in Control, long-term incentives will vest. In addition, pension and benefits will continue for the period covered by the severance payment, except that pension will not continue to accrue during that period for Messrs. Rubenovitch and Guloien. Dominic D’Alessandro entered into a new employment agreement with the Company at the time of the John Hancock merger on April 28, 2004. This agreement superseded his December 1993 employment agreement and will terminate December 31, 2008. The agreement states that Mr. D’Alessandro will receive compensation payments equivalent to the lesser of 24 months or the remaining term of employment of his annual base salary, short-term incentive and Executive Flexible Spending Account if a termination occurs without cause. Pension and other benefits will continue for the lesser of 24 months or the remaining term of employment. Participation under existing mid-term incentive and long-term incentive grants, but not future grants, will continue up to the lesser of 24 months or the remaining term of employment.

Manulife Financial Corporation Proxy Circular	36

Pension Plans

Pension Plans – Canada

Of the Named Executive Officers, Messrs. D’Alessandro, Rubenovitch and Guloien participate in the Canadian defined benefit pension arrangements while Mr. Bisnaire participates in the Canadian defined contribution pension arrangements. Mr. DesPrez does not participate in the Company’s Canadian pension plan because he resides in the United States.

Defined Benefit Plan Disclosure

The following table sets forth the total estimated annual benefits payable at the normal retirement age of 65 to executives under the defined benefit component of the Company’s Canadian Staff Pension Plan and under individual supplemental retirement agreements, subject to the applicable limits referred to below that came into effect January 1, 2007.

Estimated Annual Benefits Payable
Pensionable Earnings	Years of Credited Service at Retirement
	15	20	25	30	35
$ 400,000	$116,000	$154,000	$193,000	$231,000	$270,000
$ 600,000	$176,000	$234,000	$293,000	$351,000	$410,000
$ 800,000	$236,000	$314,000	$393,000	$471,000	$550,000
$1,000,000	$296,000	$394,000	$493,000	$591,000	$690,000
$1,500,000	$446,000	$594,000	$743,000	$891,000	$1,040,000
$2,000,000	$596,000	$794,000	$993,000	$1,191,000	$1,390,000
$3,000,000	$896,000	$1,194,000	$1,493,000	$1,791,000	$2,090,000
$4,000,000	$1,196,000	$1,594,000	$1,993,000	$2,391,000	$2,790,000
$5,000,000	$1,496,000	$1,994,000	$2,493,000	$2,991,000	$3,000,000
$6,000,000	$1,796,000	$2,394,000	$2,993,000	$3,000,000	$3,000,000

Canadian domiciled executives promoted or hired prior to January 1, 1999 continue to participate in the defined benefit component of the Canadian Staff Pension Plan. The Company has also entered into individual supplemental retirement agreements which provide unfunded supplemental pension benefits to these executives, including Messrs. D’Alessandro, Rubenovitch and Guloien. There are approximately 30 executives who were grandfathered and continue to be covered under individual supplemental retirement agreements. This number will continue to reduce in future years. Under these agreements, retirement income is payable for the life of the executives, with a minimum guarantee of 120 monthly payments.

Pensions are based on credited service and average pensionable earnings at retirement. Pensionable earnings are calculated as the highest average of the base salary plus annual incentive (including the amount elected to be taken in the form of DSUs) earned over any 36 consecutive months. The pension benefit is determined by taking:

■	years of credited service (up to 35) multiplied by

■	the sum of:

–	1.3 percent of pensionable earnings up to the average of the last three years maximum pensionable earnings limits under the Canada/Quebec Pension Plans (“final average YMPE”); and

–	two percent of the excess of pensionable earnings over the final average YMPE ($42,300 for 2007).

This pension is determined without regard to the maximum pension limit for registered pension plans under the Income Tax Act (Canada). The pension benefit is not subject to any deduction or other offset such as for Canada/Quebec Pension Plans.

Effective January 1, 2007, the annual defined benefit pension payable upon retirement is capped at a dollar amount, to be accrued uniformly over a maximum of 35 years of service (and proportionally reduced for less than 35 years of service), as outlined in the table below:

Job Grade at Retirement	Maximum Annual Pension (for 35 years of Credited Service)
Senior Executive Vice President	$800,000
Executive Vice President	$600,000
Senior Vice President	$400,000
Vice President	$300,000

For Mr. D’Alessandro, the cap is $100,000 per year of credited service, up to a maximum annual pension of $3 million.

Pensions earned up to December 31, 2006, which exceed the caps, have been grandfathered. As such, the actual pension payable at retirement will not be less than the pension earned to December 31, 2006 reduced for early commencement, as applicable.

37	Manulife Financial Corporation Proxy Circular

Defined Contribution Plan Disclosure

Employees hired after January 1, 1999 participate in the defined contribution component of the Canadian Staff Pension Plan. Canadian domiciled executives hired or promoted after January 1, 1999, including Mr. Bisnaire, also participate in the Supplemental Defined Contribution Plan.

Under the defined contribution component of the Canadian Staff Pension Plan, participants and the Company both contribute a percentage of pensionable earnings; participants contribute 2% while the Company contributes 3%. Additional optional contributions ranging from 1% to 5% of pensionable earnings may be made by participants in which case, after the first year of employment, the Company makes a 50% matching contribution. Pensionable earnings include base salary and annual incentive (including the amount elected to be taken in the form of DSUs). All contributions in a year are limited (in aggregate) to the tax deductible defined contribution limit under the Income Tax Act for that year ($20,000 in 2007). The investment of the contributions to the plan is participant directed with a broad array of investment options provided. Vesting of Company contributions is immediate and, at retirement, the accumulated value of the account may either be transferred to a locked-in retirement vehicle or used to purchase a life annuity.

The aggregate value of Mr. Bisnaire’s account under the defined contribution component of the Canadian Staff Pension Plan was $64,547 as at December 31, 2007.

The Supplemental Defined Contribution Plan is a non-contributory and unfunded plan which is not registered for tax purposes. The plan provides benefits on pensionable earnings above the level at which the tax deductible defined contribution limit is reached. This annual earnings threshold was $160,000 in 2007. Pensionable earnings include base salary and annual incentive (including the amount elected to be taken in the form of DSUs). A credit equal to 10% of pensionable earnings above the annual earnings threshold is granted by the Company each year and allocated to a notional account. Investment income is notionally credited to the account based on the investment performance of a limited number of investment options, as selected by the participant. Vesting of the Company credit allocation is immediate. At retirement, the accumulated value of the notional account may be taken as installment payments over a period of years or, with Company consent, may be withdrawn in a single lump sum.

The aggregate value of Mr. Bisnaire’s account under the Supplemental Defined Contribution Plan was $318,273 as at December 31, 2007.

Additional Defined Benefit Pension Disclosure – Canada

For purposes of providing more disclosure to shareholders, the table below shows the following information for each Named Executive Officer participating in the defined benefit component of the Canadian Staff Pension Plan and in individual supplemental retirement agreements:

■	Years of credited service as at December 31, 2007 and as at the normal retirement age of 65;

■	Estimated annual benefit payable assuming retirement at December 31, 2007 and at the normal retirement age of 65; and

■	A reconciliation of the accrued obligation from December 31, 2006 to December 31, 2007.

Name	Years of Service (Years)		Annual Benefit Payable[4]		Accrued Obligation at December 31, 2006[5]	2007 Pension Service Cost[6]	Other Change in Obligation in 2007[7]	Accrued Obligation at December 31, 2007[8]
	December 31, 2007	Age 65	December 31, 2007	Age 65
Dominic D’Alessandro[1]	27.8	33.0	$2,779,700	$3,000,000	$25,333,000	$1,817,000	$1,277,000	$28,427,000
Peter Rubenovitch[2]	22.4	31.4	$618,000	$749,100	$5,674,000	$0	$1,515,000	$7,189,000
Donald Guloien[3]	26.8	41.2	$613,400	$1,039,200	$6,314,000	$0	$2,060,000	$8,374,000

[1]

The years of service and pension service cost include a double service pension credit for 2007. Due to an individual supplemental retirement agreement between the Company and Mr. D’Alessandro, effective April 28, 2004, Mr. D’Alessandro will earn two years of credited service for each year of service with the Company up to February 7, 2009.

[2]

Due to an individual supplemental retirement agreement between the Company and Mr. Rubenovitch, Mr. Rubenovitch has earned two years of credited service for each year of service with the Company up to August 1, 2005. Mr. Rubenovitch’s annual benefit payable at his retirement age of 65 is his grandfathered annual benefit accrued as at December 31, 2006, based on credited service and pensionable earnings to that date.

[3]	Mr. Guloien’s annual benefit payable at his retirement age of 65 is his grandfathered annual benefit accrued as at December 31, 2006, based on credited service and pensionable earnings to that date.

[4]

The annual benefit payable is based on current pensionable earnings, including the annual incentive awarded in 2008 in respect of 2007 and on credited service to date/age stated, subject to any of the limits mentioned previously.

[5]

The accrued obligation is the value of the projected pension earned for service to December 31, 2006. The values have been determined using the same actuarial assumptions used for determining the pension plan obligations at December 31, 2006 as disclosed in Note 16 of the Company’s 2006 consolidated financial statements, based on the actual pensionable earnings for 2006 and adjusted to reflect expected increases in pensionable earnings.

[6]

The 2007 pension service cost is the value of the projected pension earned for service during that year. The values have been determined as at December 31, 2007, using the same actuarial assumptions used for determining the pension plan obligations at December 31, 2007 as disclosed in Note 17 of the Company’s 2007 consolidated financial statements, based on the actual pensionable earnings for 2007 and adjusted to reflect expected increases in pensionable earnings. No pension service cost is shown for Mr. Rubenovitch and for Mr. Guloien as their pensions are capped at the grandfathered amount and neither is accruing additional pension credits after 2006.

[7]

Other changes in the obligation in 2007 include the impact of any differences between actual and assumed compensation, promotions, plan amendments, amounts attributable to interest accruing on the beginning-of-year obligation, changes in the actuarial assumptions and methodologies, and other experience gains and losses. Included in the other changes in obligation are amounts of $860,000 for Mr. Rubenovitch and $1,310,000 for Mr. Guloien that result from a change in accounting methodology. The pensions they are expected to receive at retirement are capped, as noted above, and remain unchanged. The guidelines used to determine the accrued obligations as at December 31, 2007 have been changed to fully accrue the capped obligation currently, rather than gradually over the years to retirement. This resulted in a one time increase in the accrued obligation while eliminating the pension service cost in 2007 and future years.

[8]

The accrued obligation is the value of the projected pension earned for service to December 31, 2007. The values have been determined using the same actuarial assumptions used for determining the pension plan obligations at December 31, 2007 as disclosed in Note 17 of the Company’s 2007 consolidated financial statements, based on the actual pensionable earnings for 2007 and adjusted to reflect expected increases in pensionable earnings.

Manulife Financial Corporation Proxy Circular	38

Notes:

■	The values shown above include pension benefits provided by the Canadian Staff Pension Plan and individual supplemental retirement agreements and reflect the limits discussed above.

■	All members are currently vested in their pension entitlements earned to December 31, 2007.

■	Under the Change in Control provisions of his Change in Control agreement, Mr. D’Alessandro’s pension benefits would continue to accrue during any applicable severance payment period.

■

In accordance with Canadian generally accepted accounting principles, the amounts above make no allowance for the different tax treatment of the portion of pension not paid from the registered pension plan.

■	All amounts shown above are estimated based on assumptions and represent contractual entitlements that may change over time.

■

The method and assumptions used to determine estimated amounts will not be identical to the method and assumptions used by other issuers and, as a result, the figures may not be directly comparable across issuers.

The Canadian Staff Pension Plan is a funded plan whereas the individual supplemental retirement agreements and the Supplemental Defined Contribution Plan are not funded. Following the methods prescribed by the Canadian Institute of Chartered Accountants, the Canadian Staff Pension Plan has an excess of assets over accrued obligations of $2,745,000 at December 31, 2007. Combined, the individual supplemental retirement agreements have an unfunded accrued obligation of $234,792,000 of which $156,039,000 has been charged to earnings as at December 31, 2007. The Supplemental Defined Contribution Plan has an unfunded accrued obligation of $16,941,000 which has been fully charged to earnings as at December 31, 2007.

Pension Plans – U.S.

During 2007, Mr. DesPrez earned pension benefits through plan membership in the following retirement plans:

■

The portion of the John Hancock Financial Services, Inc. Pension Plan applicable to members who accrue benefits under the John Hancock Life Insurance Company (U.S.A.) Cash Balance Plan provisions (“John Hancock U.S.A. Pension Plan”);

■	The Manulife Financial U.S. Supplemental Cash Balance Plan (“John Hancock U.S.A. Supplemental Pension Plan”); and

■	The Investment-Incentive Plan for John Hancock Employees (“John Hancock U.S.A. 401(k) Plan”).

John Hancock U.S.A. Pension Plan

Under this qualified defined benefit pension provision, a notional account is established for each participant. The account receives Company contribution credits based on credited service and eligible compensation. Eligible compensation is calculated as base salary plus annual incentive. The account earns semi-annual interest credits based on the yield of one-year Treasury Constant Maturities in effect on the last business day of each month in the 12-month period ending on November 30 of the preceding calendar year plus .25%, subject to a minimum interest credit of 5.25% compounded semi-annually. The yearly maximum amount of eligible compensation allowed under a qualified plan in 2007 was US$225,000. Benefits payable at the normal retirement age of 65 are determined by the value of the participant’s cash balance account on the date their pension begins. The normal form of pension payment under the John Hancock U.S.A. Pension Plan is a life annuity, with various other choices available, including a lump sum payment. The pension benefit is not subject to any deduction or offset for U.S. Social Security.

In 2007, all qualified pension plans in the U.S., including the former John Hancock U.S.A. Pension Plan, were merged with and became part of the John Hancock Financial Services, Inc. Pension Plan. As of January 1, 2008, the cash balance contribution credits under the merged plan were harmonized for accruals on and after that date. Participants now receive Company contribution credits equal to 4% of eligible compensation up to the Social Security Wage Base, plus 8% of eligible compensation over the Social Security Wage Base up to the yearly maximum amount of eligible compensation (US$230,000 for 2008). Eligible compensation continues to be calculated as base salary plus annual incentive. The account earns interest credits based on the average annual yield of 10-year Treasury Constant Maturities in effect on each business day during the 12-month period ending on September 30 of the preceding calendar year.

Participants with at least 10 years of service, who were actively participating under the John Hancock U.S.A. Pension Plan on December 31, 2007, also receive Company transition credits from 2008 to 2011. These credits range from 2% to 4% of eligible compensation, based on the participant’s years of service on January 1, 2008, and are intended to help compensate for the reduction in benefit accruals under the harmonized cash balance contribution credit formula.

John Hancock U.S.A. Supplemental Pension Plan

The John Hancock U.S.A. Supplemental Pension Plan is a non-contributory, non-qualified and unfunded defined benefit plan. Participants are granted annual Company contribution credits on the portion of their eligible compensation (base salary and annual incentive, including the amount elected to be taken in the form of DSUs) which exceeds the maximum eligible compensation under the qualified plan (US$225,000 for 2007). Interest is credited under this plan at the same rate as under the John Hancock U.S.A. Pension Plan. The normal form of payment under the plan is a modified lump sum. Benefits are paid over 18 months beginning the seventh month after the member leaves the Company.

As of December 31, 2007, benefit accruals under this cash balance plan ceased. Benefit accruals after that date are provided under the John Hancock Supplemental Retirement Plan, a newly established non-contributory, non-qualified defined contribution plan. Notional accounts, which have been created for each participant, are credited with Company allocations equal to 8% of eligible compensation in excess of the maximum eligible compensation under the qualified plan (US$230,000 for 2008). The notional investment returns credited to each account are reflective of the investment elections made by each participant. The normal form of payment remains the same as under the prior non-qualified cash balance plan.

39	Manulife Financial Corporation Proxy Circular

All participants who were grandfathered in their final average pay pension benefits prior to January 1, 2008 under the qualified and non-qualified plans continue to accrue those benefits through 2011, at which time these pension benefits will be frozen. After 2011, all participants will accrue pension benefits under the qualified and non-qualified plans on the same basis.

The following tables set forth the contribution credits and estimated pension benefits payable under the qualified and non-qualified plan provisions in effect in 2007.

Contribution Credits for John Hancock U.S.A. Pension Plan and John Hancock U.S.A. Supplemental Pension Plan (2007)

Years of Credited Service	% Eligible Compensation up to US$225,000	% Eligible Compensation over US$225,000
1 – 5	4	4
6 – 10	5	5
11 –15	7	5
16 – 20	9	5
21 or more	11	5

Projected Estimated Pension Benefits at Age 65 Payable as an Annual Annuity from John Hancock U.S.A. Pension Plan

Estimated Annual Benefits Payable (US$)
Eligible Compensation	Years of Credited Service at Retirement
	10	15	20	25	30	35
$225,000+	$10,700	$21,200	$36,800	$59,300	$88,300	$125,900

Projected Estimated Pension Benefits at Age 65 Payable as an Annual Annuity from John Hancock U.S.A. Supplemental Pension Plan

Estimated Annual Benefits Payable (US$)
Eligible Compensation	Years of Credited Service at Retirement
	10	15	20	25	30	35
$ 400,000	$8,300	$14,800	$23,300	$34,200	$48,400	$66,900
$ 600,000	$17,700	$31,700	$49,900	$73,300	$103,800	$143,300
$ 800,000	$27,200	$48,700	$76,500	$112,500	$159,200	$219,700
$ 1,000,000	$36,700	$65,600	$103,100	$151,600	$214,500	$296,100
$ 1,500,000	$60,400	$108,000	$169,700	$249,400	$352,900	$487,000
$ 2,000,000	$84,100	$150,300	$236,200	$347,300	$491,300	$678,000
$ 2,500,000	$107,800	$192,700	$302,700	$445,100	$629,700	$869,000
$ 3,000,000	$131,500	$235,000	$369,200	$542,900	$768,200	$1,060,000

Notes:

The amounts set forth in the tables above are based on the plans in force in 2007 and assume:

■	Level annual compensation in all years of employment.

■

Cash balance accounts are credited with the 2007 semi-annual compounded interest rate of 5.25% for all years and are converted to annuities based on the 4.85% interest rate and mortality table prescribed for 2007 conversions.

Manulife Financial Corporation Proxy Circular	40

Additional Pension Disclosure – U.S.

For purposes of providing more disclosure to shareholders, the table below shows the following information for the Named Executive Officer participating in the John Hancock U.S.A. Pension Plan and the John Hancock U.S.A. Supplemental Pension Plan:

■	Years of credited service as at December 31, 2007 and as at the normal retirement age of 65;

■	Estimated annual benefit payable assuming retirement at December 31, 2007 and at the normal retirement age of 65;

■	A reconciliation of the accrued obligation from December 31, 2006 to December 31, 2007; and

■	Account Balance as at December 31, 2007.

Name	Years of Service(Years)		Annual Benefit Payable[1] (US$)		Accrued Obligation at December 31, 2006[2] (US$)	2007 Pension Service Cost[3] (US$)	Other Change in Obligation in 2007[4] (US$)	Accrued Obligation at December 31, 2007[5] (US$)	Account Balance at December 31, 2007 (US$)
	December 31, 2007	Age 65	December 31, 2007	Age 65
John DesPrez III[6]	17.0	31.0	$ 49,400	$ 171,600	$ 1,090,000	$ 73,000	($ 467,000)	$ 696,000	$ 744,000

[1]

The annual benefit is based on current eligible compensation and credited service to date/age stated, but excludes any future benefit to be earned under the newly created non-qualified defined contribution plan.

[2]

The accrued obligation is the value of the projected pension earned for service to December 31, 2006. The value has been determined using the same actuarial assumptions used for determining the pension plan obligations at December 31, 2006 as disclosed in Note 16 of the Company’s 2006 consolidated financial statements, based on the actual pensionable earnings for 2006 and adjusted to reflect expected increases in pensionable earnings.

[3]

The 2007 pension service cost is the value of the projected pension earned for service during that year. The value has been determined as at December 31, 2007, using the same actuarial assumptions used for determining the pension plan obligations at December 31, 2007 as disclosed in Note 17 of the Company’s 2007 consolidated financial statements, based on the actual pensionable earnings for 2007 and adjusted to reflect expected increases in pensionable earnings.

[4]

Other changes in the obligation in 2007 include the impact of any differences between actual and assumed compensation, promotions, plan amendments, amounts attributable to interest accruing on the beginning-of-year obligation, changes in the actuarial assumptions and experience gains and losses. The changes made to the cash balance plans, effective in 2008 and as described above, decreased the accrued obligations for Mr. DesPrez by US$327,000.

[5]

The accrued obligation is the value of the projected pension earned for service to December 31, 2007. The value has been determined using the same actuarial assumptions used for determining the pension plan obligations at December 31, 2007 as disclosed in Note 17 of the Company’s 2007 consolidated financial statements, based on the actual pensionable earnings for 2007 and adjusted to reflect expected increases in pensionable earnings.

[6]

The December 31, 2007 benefit amounts and accrued obligations reported for Mr. DesPrez reflect the assignment of US$228,555 of the cash balance account, and the subsequent distribution, to an alternate payee.

Notes:

■

The values shown above include pension benefits provided by the John Hancock U.S.A. Pension Plan and the John Hancock U.S.A. Supplemental Pension Plan in force in 2007 but as noted above reflect the change in obligations due to the plan changes coming into effect in 2008, as discussed in the previous sections.

■	Under the Change in Control provisions of Mr. DesPrez’s Change in Control agreement, Mr. DesPrez’s pension benefits would continue to accrue during any applicable severance payment period.

■	In accordance with Canadian generally accepted accounting principles, the amounts above make no allowance for the different tax treatment of the portion of pension not paid from the qualified plan.

■	All amounts shown above are estimated based on assumptions and represent contractual entitlements that may change over time.

■

The method and assumptions used to determine estimated amounts will not be identical to the method and assumptions used by other issuers and, as a result, the figures may not be directly comparable across issuers.

The John Hancock U.S.A. Pension Plan is a component of the funded qualified John Hancock Financial Services, Inc. Pension Plan. The John Hancock U.S.A. Supplemental Pension Plan is a non-qualified unfunded plan. Following the methods prescribed by the Canadian Institute of Chartered Accountants, the portion of the John Hancock Financial Services, Inc. Pension Plan for participants who accrued benefits under the John Hancock U.S.A. Pension Plan provisions has an unfunded accrued obligation of US$16,604,000 as at December 31, 2007 whereas the John Hancock U.S.A. Supplemental Pension Plan has an unfunded accrued obligation of US$32,633,000 of which US$24,318,000 has been charged to earnings as at December 31, 2007.

John Hancock U.S.A. 401(k) Plan

The John Hancock U.S.A. 401(k) Plan is available to employees on a voluntary basis. Employees may elect to contribute a percentage of their eligible salary up to a maximum of 50% of salary. The yearly maximum amount of salary allowed under the 401(k) plan in 2007 was US$225,000. The Company matches the participant’s contribution at 100%, to a maximum match of 4% of their eligible salary. Contributions are deposited into the participant’s account and are invested based on the investment elections made by the participant. The Company portion of a participant’s account balance vests after three years of service with the Company. A participant’s account is distributed when the participant leaves the Company or becomes permanently disabled.

The aggregate value of the John Hancock U.S.A. 401(k) Plan account as at December 31, 2007 for Mr. DesPrez is US$296,294. The value of the account reported for Mr. DesPrez reflects an assignment of US$157,330, and the subsequent distribution, to an alternate payee.

41	Manulife Financial Corporation Proxy Circular

Securities Authorized for Issuance under Equity Compensation Plans

The shareholders of the Company have approved all equity compensation plans instituted by the Company under which Common Shares may be issued (“Equity Plans”). A description of the material features of each Equity Plan can be found in the sections “Report on Executive Compensation” and “Board of Directors’ Compensation”. The following table sets out information about the Equity Plans of the Company as of December 31, 2007.

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average of exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under Equity Plans
	(#)	($)	(#)
Equity compensation plans approved by security holders[1]	27,516,174	25.44	32,613,829

[1]

Pursuant to the merger with John Hancock, the Company assumed the John Hancock Plan. As of December 31, 2007, 1,530,645 Common Shares were issuable upon the exercise of outstanding options under the John Hancock Plan at a weighted average exercise price of $17.06.

Directors’ and Executive Officers’ Indebtedness

As of March 3, 2008, the aggregate indebtedness to the Company or any of its subsidiaries of all officers, Directors and employees and former officers, Directors and employees of the Company or its subsidiaries, excluding routine indebtedness under applicable Canadian securities laws, amounted to $1,102,339. As of March 3, 2008, no Director had any indebtedness to the Company or any of its subsidiaries.

The Company has adopted related party transaction procedures to ensure that any loans to Directors and senior officers1 are in compliance with the provisions of SOX and the Insurance Companies Act (Canada) (the “Act”). Under those procedures, the Company and its subsidiaries (except Manulife Bank of Canada) will not make loans to Directors or senior officers. Manulife Bank of Canada may make loans to Directors or senior officers provided that the loan is on market terms or part of a benefit or compensation program available to all employees and does not give preference to Directors or senior officers.

The following table contains information concerning outstanding indebtedness to the Company or its subsidiaries incurred by Directors and executive officers2 of the Company, excluding routine indebtedness.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS
Name and Principal Position	Involvement of Company or Subsidiary	Largest Amount Outstanding During Financial Year ended December 31, 2007 ($)	Amount Outstanding at March 3, 2008 ($)
(a)	(b)	(c)	(d)
Beverly Margolian Executive Vice President and Chief Risk Officer	Manulife Bank of Canada as Mortgagee	0	$914,944[3]

[1]	Senior officer is defined under the Act.

[2]	Executive officer means a member of the Company’s executive committee.

[3]

Amount represents a Manulife One Account line of credit secured by a collateral mortgage on January 9, 2008 against a residential property owned by the borrower, with a daily interest rate charged at Manulife Bank of Canada’s prime rate.

Manulife Financial Corporation Proxy Circular	42

Performance Graph

The following graph compares the total cumulative shareholder return for $100 invested in Common Shares of the Company from December 31, 2002 to December 31, 2007 with the cumulative total return of the S&P/TSX Composite Index and the S&P/TSX Composite Financials Index for the same period. The values shown assume the reinvestment of all dividends.

Supplemental Shareholder Return

The following graph compares the total cumulative shareholder return for $100 invested in Common Shares of the Company from December 31, 1999 (the year in which the Company’s initial public offering occurred) to the most recent year end with the cumulative total return of the S&P/TSX Composite Index and the S&P/TSX Composite Financials Index for the same period. The values shown assume the reinvestment of all dividends.

43	Manulife Financial Corporation Proxy Circular

Directors’ and Officers’ Insurance

The Company maintains a Directors’ and Officers’ Liability Insurance policy with a policy limit of US$150 million. The current policy expires March 31, 2008. This policy is renewed annually.

The policy provides protection to Directors and officers against liability incurred by them in their capacities as Directors and officers of the Company and its subsidiaries. The policy also provides protection to the Company for claims made against Directors and officers. The Company has contractually indemnified Directors and officers, as is required or permitted under applicable statutory or by-law provisions.

Directors’ Approval

This Proxy Circular is dated as of March 18, 2008, and except as otherwise indicated all the information contained in this Proxy Circular is given as of that date. The Board of Directors of the Company has approved the contents and the distribution of this Proxy Circular to shareholders.

Angela K. Shaffer

Corporate Secretary

March 18, 2008

Additional Information

Financial information of the Company is provided in the Company’s consolidated financial statements for the year ended December 31, 2007 and management’s discussion and analysis of the Company’s financial condition and results of operations for 2007.

The Company’s annual information form includes additional information on the Audit Committee in the section entitled “Audit and Risk Management Committee”, including the Audit Committee’s charter and composition and the relevant education and experience of its members. To obtain a copy of the Company’s latest annual information form, the audited annual financial statements, management’s discussion and analysis of the Company’s financial condition and results of operations for 2007, any interim financial statements filed after the filing of the most recent annual financial statements, this Proxy Circular, or other information on the Company, please visit the Company’s profile on www.sedar.com or our website at www.manulife.com or send your request to:

Shareholder Services

Manulife Financial Corporation

200 Bloor Street East

Toronto, ON M4W 1E5

Telephone:  1-800-795-9767

Fax:              416-926-3503

E-Mail:         shareholder_services@manulife.com

2007 ANNUAL REPORT

The Company’s 2007 Annual Report is available on our website at www.manulife.com. You may access and download the entire document or selected sections as you wish. You may also request a printed copy of the 2007 Annual Report which will be sent to you free of charge. Please include your name, full mailing address including country and postal code and quote the Form number of IR3812E for an English copy, or IR3812F for a French copy. Send your request by:

E-mail:	Manulife@datagroup.ca
Fax:	905-696-8612 (North America Toll-free Fax -1- 877-886-8854)
Phone:	905-696-8884, ext. 3, or (North America Toll-free 1-877-886-8853 ext. 3)
Mail:	Data Group of Companies
Attn: Manulife CSR’s
80 Ambassador Drive
Mississauga, ON Canada L5T 2Y9

Manulife Financial Corporation Proxy Circular	44

Schedule “A” – Statement of Corporate Governance Practices

The corporate governance practices of Manulife Financial Corporation (the “Company”) meet or exceed the standards set out in the Insurance Companies Act (Canada) (“Insurance Companies Act”), Canadian Securities Administrators’ Multilateral Instrument 52-109 (the “Certification Instrument”), Canadian Securities Administrators’ Multilateral Instrument 52-110 (the “Audit Committee Instrument”) and the corporate governance standards and disclosure requirements in Canadian Securities Administrators’ National Policy 58-201 and National Instrument 58-101 (the “Governance Instrument”). The Company’s corporate governance practices also comply with applicable requirements of the Sarbanes-Oxley Act of 2002 (“SOX”), including any U.S. Securities and Exchange Commission (“SEC”) rules under SOX, as well as the domestic issuer standards of the New York Stock Exchange Corporate Governance Rules (the “NYSE Rules”).

The following Statement of Corporate Governance Practices highlights various elements of the Company’s corporate governance program.

Mandate of the Board of Directors

The Board of Directors of the Company is responsible for the stewardship of the Company and for the supervision of the management of the business and affairs of the Company. The Board’s general responsibilities are set out in the Board Mandate and the Board Policies. The Mandate of the Board and the Board Policies are attached as Schedule “B”. The Mandate of the Board and the Board Policies are on the Corporate Governance page of the Company’s website and are available upon request from the Corporate Secretary.

Independence of the Board

The Board has established the policy that at least a majority of Directors must satisfy the applicable independence requirements of the laws governing the Company, the applicable stock exchanges on which the Company’s securities are listed and applicable securities regulatory authorities. The Board annually reviews and makes a determination as to the independence of each Director. The Board reviews the Directors’ employment status (and the Director’s spouse and children, as applicable), other board memberships, Company shareholdings and business relationships to determine whether there are any relationships which might interfere with a Director’s ability to make an independent judgment.

The Board has determined that 14 of the 15 current members of the Board are independent under Section 303A.2 of the NYSE Rules, Section 301 of SOX and Section 1.2 of the Governance Instrument. Dominic D’Alessandro is not independent because he is the Company’s President and CEO.

Independence of the Chair of the Board

■	The positions of the Chair and the CEO are separate.

■	The Chair is an independent Director.

■	The Chair’s mandate provides that the Chair is accountable for ensuring that the Board carries out its responsibilities effectively and separately from management.

■

The Chair’s principal accountabilities include managing the affairs of the Board, developing the composition, structure and renewal of the Board, guiding the Board’s deliberations on strategic and policy matters and ensuring proper oversight by the Board is exercised.

Nomination of Directors

The Corporate Governance and Nominating Committee (the “Governance Committee”) is responsible for identifying quali-

fied candidates for nomination to the Board. The Governance Committee:

■

Develops and recommends to the Board criteria for the selection of new Directors, periodically reviews the criteria adopted by the Board and recommends changes to such criteria, which includes professional experience and personal characteristics.

■	Maintains a Directors’ Matrix identifying the desired competencies, expertise, skills, background and personal qualities of the Directors and potential candidates.

■	Annually reviews the skills, areas of expertise, backgrounds, independence and qualifications of the members of the Board.

■	Identifies and recommends to the Board individuals qualified and suitable to become Board members, taking into consideration any gaps identified in the Directors’ Matrix.

■

Maintains an evergreen list of suitable candidates for the Board who the Governance Committee believes meet the identified criteria and whose skills and characteristics complement the existing mix. The Chair is responsible for approaching Board candidates. Candidates meet with the Chair and the CEO prior to nomination or appointment to review expected contributions and commitment requirements.

■	Directors must retire at 72 and may not be nominated for re-election. The Board may waive this as circumstances may dictate.

The Board will consider a nomination of a candidate for the Company’s Board of Directors from a shareholder that is submitted in accordance with the Insurance Companies Act. A proper nomination must be submitted by shareholder proposal, signed by one or more registered or beneficial holders of shares representing in aggregate not less than five percent of the shares of the Company entitled to vote at the meeting to which the proposal is being submitted.

Majority Election of Directors Policy

The Governance Committee’s Majority Election of Directors Policy, provides that Director nominees who do not receive a majority of votes in favour in an uncontested election will be required to immediately submit their resignation to the Governance Committee. The Board will, in the absence of extenuating circumstances, accept the resignation within 90 days of the Annual Meeting and issue a press release confirming the Director’s resignation or the reason for not accepting it. In filling the

45	Manulife Financial Corporation Proxy Circular

vacancy resulting from a Director resignation, the Directors may wait until the next Annual Meeting, appoint a new Director whom the Board considers will have the confidence of the shareholders or call a special meeting of shareholders to elect a Director.

Position Descriptions for Chair, Committee Chairs, CEO and Individual Directors

The Board has developed position descriptions outlining the accountabilities for the Chair, the Chairs of Board committees, the CEO and the individual Directors. The position descriptions can be found on the Corporate Governance page of the Company’s website or can be obtained by contacting the Corporate Secretary.

Director Education and Orientation

The Company provides an education program for all Directors, including a detailed orientation program for new Directors, which incorporates the following:

■

New Directors are provided with detailed information about the Company, including its business strategies, corporate information, structure and the roles and expectations of the Board and individual Directors.

■

New Directors receive a manual which provides information about the Company, the Proxy Circular, Annual Report, Manufacturers Life’s Report to Policyholders, organizational information about the Board and its meetings and the Directors’ information requirements required pursuant to applicable insurance and securities regulations.

■

New independent Directors are initially appointed to the Audit Committee as part of the Directors’ orientation to the Company’s business. As an Audit Committee member, the Director will be exposed to all aspects of the financial and risk management elements of the Company. This is intended to assist the new independent Directors in learning the business model more quickly. All Directors have a standing invitation to attend committee meetings and new Directors are encouraged to do so to assist in their orientation.

■	New Directors meet with the Chair, the CEO and other members of management to discuss the Company’s strategies, operations and functions.

■

A Directors’ Manual providing a comprehensive outline of the duties, responsibilities, structure and the committees of the Board. The Directors’ Manual includes the Board Mandate, Board Policies, committee charters, the regulatory compliance program, the incorporating documents, by-laws, administrative resolutions, Directors’ policies, Company policies, the Code of Business Conduct and Ethics and a Glossary of Terms.

■

Directors’ seminars and divisional presentations to the Board to provide in-depth reviews of key businesses and functions. In 2007, seminars included: Longevity; Third Party Asset Management; Manulife and the Canadian Affinity Market; and Shaping the Future for Growth.

■

On-site visits to the Company’s operations scheduled in conjunction with a Board meeting. On-site meetings incorporate senior management presentations on the business divisions’ strategies and operations. In 2007 the

Directors visited the Company’s United States operations in Boston, Massachusetts and Canadian Operations in Waterloo, Ontario.

■

In 2007, all Directors became members of the Institute of Corporate Directors, a recognized educational organization for directors to enhance their knowledge of directors’ responsibilities and current governance trends.

■

Directors may seek additional professional development education at the expense of the Company. In 2007, certain Directors continued to be members of organizations relating to human resources and women on boards and attended a conference for executives on the life insurance industry.

Board Access to Management

The Company provides both formal and informal means for the Board to interact with management. Directors have access to management to discuss matters that they may wish to pursue.

Board Committee Membership Standards

The Board relies on its committees to fulfill its mandate and meet its responsibilities. Committees of the Board allow Directors to share responsibility and devote the necessary resources to a particular area or issue. There are currently four standing committees of the Board: the Audit and Risk Management Committee (“Audit Committee”); the Conduct Review and Ethics Committee (“Ethics Committee”); the Governance Committee; and the Management Resources and Compensation Committee (“Compensation Committee”). All committees have the following common characteristics:

■	Comprised solely of independent Directors.

■

Have a written charter setting out its responsibilities. Each committee tracks its compliance with its charter at each meeting throughout the year. The charters and the scorecards are available on the Company’s website or by writing to the Corporate Secretary.

■	Report to and seek approvals as required from the Board after each of its meetings. Committees meet without any members of management present (“in camera”) at each meeting.

■	Reviews its performance and its charter annually.

■	Has its membership reviewed by the Board and rotated as requirements of the committees and the Directors dictate.

Audit and Risk Management Committee

The Board has reviewed the membership of the Audit Committee and has determined that no member serves on more than two other audit committees of publicly traded companies and that no member’s ability to serve the Audit Committee is impaired in any way.

Financial statements are presented for review by the Audit Committee at meetings scheduled prior to Board meetings. The Audit Committee provides a report and recommendation to the Board with respect to financial disclosure of the Company.

The Audit Committee has established the Protocol for Approval of Audit and Permitted Non-Audit Services. Under this Protocol, the Audit Committee annually reviews and pre-approves

Manulife Financial Corporation Proxy Circular	46

recurring audit and non-audit services that are identifiable for the coming year. This Protocol also requires that any audit or non-audit services that are proposed during the year be approved by the Audit Committee or by a member appointed by the Audit Committee for this purpose.

The Board annually reviews the membership of the Audit Committee to confirm that all members are financially literate, as required by the Audit Committee Instrument and the NYSE Rules and that at least one member can be designated as a financial expert as required by SOX. The Board has determined that all members are financially literate and that all members possess the necessary qualifications to be designated as Audit Committee Financial Experts.

The Audit Committee has direct communication and in camera meetings with each of the internal auditor, the independent auditor, the Appointed Actuary, the General Counsel and the Company’s principal regulator, the Office of the Superintendent of Financial Institutions (Canada). The Audit Committee also meets with management.

The Board considers all principal risks facing the Company, as well as the measures either proposed or already implemented to manage these risks. The Audit Committee ensures that comprehensive risk management policies and processes, internal controls and management information systems are in place and updated regularly to mitigate the Company’s exposures.

Conduct Review and Ethics Committee

The Ethics Committee oversees the procedures relating to conflicts of interest, customer complaints, related party transactions and protection of confidential information.

The Ethics Committee annually reviews the Company’s Code of Business Conduct and Ethics, the Related Party Procedures, the Conflict of Interest Procedures, the Confidential Information Procedures and Complaint Handling Practices.

Management Resources and Compensation Committee

The Compensation Committee oversees the Company’s global human resources strategy and the effective utilization of human resources, focusing on management succession, development and compensation. The Compensation Committee is responsible for:

■	Approving the appointment of and providing proper development, compensation and review of senior management.

■

Reviewing and approving annually the appointment, succession, remuneration and performance of the senior executives, excluding the CEO. The annual performance assessment and compensation review of the CEO is performed by the Governance Committee.

■	Reviewing annually the Company’s compensation policies, including base pay, incentive, pension and benefit plans and making recommendations to the Board.

Corporate Governance and Nominating Committee

The Governance Committee is responsible for:

■	Developing director selection criteria.

■	Identifying and recommending to the Board qualified director nominees.

■	Overseeing the Company’s corporate governance program.

■	Developing governance policies, practices and procedures.

■	Reviewing the structure, mandate and composition of the Board and Board committees.

■	Reviewing the objectives, performance and compensation of the President and CEO.

■	Reviewing and evaluating the effectiveness of the Board, the committees, the Chair and the Directors.

Independent Directors’ Meetings

Each meeting of the Board and of its committees is followed by an in camera meeting, at which the independent Chair of the Board or the independent Chair of one of the committees of the Board acts as Chair. Non-independent Directors and management do not attend.

The Board also holds meetings at which non-independent Directors and members of management are not in attendance. In 2007, one meeting of the independent Directors was held.

Shareholders wishing to contact independent Directors of the Company may write to the Chair of the Board, in care of the Corporate Secretary, at the head office of the Company.

Retention of Outside Advisors by Directors

The Board and its committees may retain outside advisors at the Company’s expense, as they deem necessary.

The Governance, Compensation and Audit Committees retained outside advisors in 2007.

Individual Directors may also retain outside advisors, at the Company’s expense, to provide advice on any matter before the Board or a Board committee with the approval of the Governance Committee.

Director Compensation

The Board, with the assistance of the Governance Committee and independent external advisors, undertakes a biennial review of Director compensation to ensure that it meets the objective of properly aligning the interests of Directors with the long-term interests of the Company. During 2007, the Board engaged Hugessen Consulting Inc. (“HCI”), a recognized, independent external consultant to provide advice and guidance on Director compensation. Director compensation was amended in 2007 (see Board of Directors’ Compensation on page 13).

Director Share Ownership

To align Director’s compensation with the long-term interests of the Company, Directors are required to hold an equity position in the Company having a minimum value of $300,000 within five years of joining the Board. Common Shares, preferred shares of the Company and DSUs are considered equity for this purpose, while stock options are not. Directors are required to take 50% of their Board Retainer in shares or DSUs until minimum holdings are met. All Directors who have been on the Board for five years have met the minimum equity ownership amount.

47	Manulife Financial Corporation Proxy Circular

No stock options have been granted after 2002 to non-employee Directors and in 2004 the Board of Directors resolved to permanently discontinue stock option grants to non-employee Directors.

Board Evaluation

The Governance Committee conducts annual, formal evaluations of the Board, Board committees, the Chairman and the individual Director. The process includes:

■	Annual evaluation meetings between the Chair and each Director to discuss Board performance, including a peer review.

■	Each Director completes biennial written Board Effectiveness and Director Self-Assessment Surveys.

■	The Board and Board committees are assessed against their mandates and charters.

■

Contributions of individual Directors are assessed against the applicable position descriptions and the Directors’ Matrix setting out the skills each individual Director is expected to bring to the Board.

■	The assessments of the Board, the committees and the Directors, focus on identifying areas for improvement.

■

The results of the assessments are presented to the Governance Committee and the Board. The Governance Committee identifies areas for improvement, develops action plans and monitors the progress of these plans.

■	Annual in camera meeting of the independent Directors to review the results of the evaluations and to approve the Governance Committee’s plan for improvement.

■	Review of overall size and operation of the Board and its committees to ensure that they operate effectively.

■	Annual determination of whether a Director’s ability to serve the Company is impaired by external obligations or by changes in his or her principal occupation or country of residence.

CEO Evaluation

The Governance Committee and the CEO annually set financial and non-financial objectives for the CEO, which are approved by the Board. The CEO’s performance is evaluated annually by the Governance Committee based on these objectives and on the Company’s performance.

Ethical Business Conduct

The Company has adopted the Code of Business Conduct and Ethics (“Code”), which applies to Directors, officers, employees and those who perform services for or on behalf of the Company.

The Code complies with the requirements of the NYSE Rules, the SEC rules and the Governance Instrument.

The Code is available on the Company’s website at www.manulife.com.

The Board annually reviews the Code and the compliance with the Code with the assistance of the Ethics Committee.

All employees of the Company and the Directors annually review the Code, complete an on-line training course, certify compliance with the Code and disclose any conflicts of interest.

The Board, through the Governance and Compensation Committees, annually reviews the integrity of the CEO and the Executive Officers, and their promotion of a culture of integrity.

CEO and CFO Certification of Financial Statements

The CEO and Chief Financial Officer certify the annual financial statements and quarterly financial statements as required by SOX and the Certification Instrument.

The CEO provides an annual certification to the NYSE stating the CEO is not aware of any violations of the governance requirements in the NYSE Rules.

The Company submits Written Affirmations as required by the NYSE Rules.

Communication Policies

Policies have been established relating to the treatment and disclosure of information about the Company on a timely, accurate, understandable and broadly disseminated basis. Information relating to the Company is reviewed by the Legal, Investor Relations and Corporate Communications departments, senior management and others as required, for a determination of materiality and, if appropriate, public disclosure.

The Company has reviewed its disclosure policies and practices to ensure full, fair and timely disclosure of information.

The Company communicates with individual shareholders, institutional investors and financial analysts through its Investor Relations department and to the media and employees through its Corporate Communications department.

The Investor Relations department provides an information report at each Board meeting on share performance, issues raised by shareholders and analysts, the Company’s institutional shareholder base and a summary of recent Investor Relations activities.

The Company’s website, www.manulife.com, features webcasts of the quarterly investor conference calls and presentations made by senior management to the investment community, as well as annual reports and other investor information.

Shareholders can access voting results of all shareholder votes at the Company’s website or at www.sedar.com.

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Schedule “B” – Board of Directors’ Mandate and Board Policies

Board of Directors’ Mandate

The Board of Directors (the “Board”) is responsible for providing independent oversight of the management of the business and affairs of Manulife Financial Corporation (the “Company”).

The Board shall, directly or through a Board committee, carry out the duties referred to in this Mandate.

Culture of Integrity and Ethics

■

Promote a culture of integrity at the Company. The Board shall satisfy itself as to the integrity of the CEO and the executive officers, and that the CEO and executive officers create a culture of integrity throughout the Company.

■

Approve the Company’s Code of Business Conduct and Ethics (the “Code”), monitor compliance with the Code, and receive reports assuring the Board that the Code is being adhered to. Any waivers from the Code for the benefit of any Director or executive officer must be approved by the Board.

■	Approve policies and practices for dealing with all matters related to integrity and ethics, including conflicts of interest, related party transactions and the treatment of confidential information.

Strategic Planning Process and Implementation

■

Provide oversight and guidance on the strategic issues facing the Company and on the implementation of appropriate business plans to effect the Company’s strategy. Business plans and strategies, which take into account opportunities and risks, are presented to the Board by the CEO on a regular basis and by each Division at least annually. For each report, the Board engages in a discussion with Senior Management to satisfy itself that the appropriate strategies are being implemented. The Board approves management’s strategic and business plans where necessary or desirable.

■	Monitor the implementation and results of the Company’s strategy and review performance against the strategic business plans.

■

Review and approve the Company’s financial objectives and plans, including debt and equity issues, major capital expenditures, allocation of resources among the Company’s lines of business, organizational restructurings and other major financial activities, which exceed the approval limits delegated by the Board.

Risk Management and Compliance

■

Oversee the implementation by management of appropriate systems to identify and manage the principal risks of the Company’s business. The Board shall receive regular updates on the status of risk management activities and initiatives.

■	Oversee the implementation by management of a comprehensive compliance management program.

Succession Planning

■	Oversee the selection, appointment, development, evaluation and compensation of the Chair of the Board, Board members, the CEO and each executive officer.

■	Review the establishment of annual performance targets and the annual performance evaluation of the CEO and each executive officer.

■	Oversee the Company’s general approach to human resources and compensation philosophy.

■	Review the succession plan for key executive positions as updated from time to time.

Communications and Public Disclosure

■

Oversee public communication and disclosure. The Board has adopted the Disclosure Policy which governs the release of information about the Company and requires timely, accurate and fair disclosure of such information in compliance with all legal and regulatory requirements.

■	Directors may communicate with the shareholders or stakeholders on behalf of the Company when authorized by the CEO or the Chair of the Board and the CEO.

Internal Controls

■

Oversee the internal control and management information systems, monitor the integrity of such systems and obtain assurances on a regular basis that these systems are designed and operating effectively.

■

Review and approve the financial statements and related disclosures prior to their release. The Board shall receive a detailed analysis of these reports from management and the Audit and Risk Management Committee to assist in its review.

Corporate Governance

■	Review and approve the Company’s Governance Policies and Practices, as updated from time to time.

■	Establish expectations and responsibilities of directors, including preparation for, attendance at, and participation in, Board and Committee meetings and Board educational seminars.

Duty of Care

In meeting their responsibilities as members of the Board, each Director shall act honestly and in good faith with a view to the best interests of the Company, and exercise the care, diligence and skill that a reasonable prudent person would exercise in comparable circumstances.

Communication with Directors

Shareholders or other stakeholders of the Company may communicate with the Directors by writing to the Chair of the Board in care of the Corporate Secretary of the Company as follows:

Chair of the Board

c/o The Corporate Secretary

Manulife Financial

200 Bloor Street East

North Tower 10

Toronto, ON

M4W 1E5

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Board Policies

1.	Purpose
1.1	The purpose of the Board Policies is to provide a framework within which the Board will carry out its responsibilities. These are guidelines only and may be amended from time to time by the Board.

2.	Membership
2.1	The Board shall consist of at least 7 but not more than 30 Directors, with the number of Directors set by the Board each year, pursuant to the Company’s By-law No. 1. The Board will periodically evaluate and determine the appropriate size and composition of the Board, on the recommendation of the Corporate Governance and Nominating Committee (the “Governance Committee”). The number of Directors shall be sufficient to allow rotation of the members of each of the Board’s Committees.

2.2	A majority of the Directors must be resident Canadians and no more than two-thirds of the Directors shall be “affiliated” with the Company as defined in the Insurance Companies Act (Canada) (the “Act”).

2.3	At least a majority of Directors shall satisfy the applicable independence requirements of the laws governing the Company, the applicable stock exchanges on which the Company’s securities are listed and applicable securities regulatory authorities. The Board shall annually review and make a determination as to each Director’s status as an independent Director.

3.	Meetings
3.1	The Board shall meet seven times per year or more frequently as the Board may determine.

3.2	A quorum of the Board shall consist of a majority of the Directors. A majority of Directors participating in any meeting shall be resident Canadians.

3.3	Board meetings shall be held at the head office of the Company or at such other location as the Directors may determine. The Directors acknowledge that it is valuable to hold meetings at the head office locations of the Divisions and as a result will hold meetings in Boston, Massachusetts, Waterloo, Ontario, Hong Kong, Shanghai, China, and Tokyo, Japan and any such other location that they determine, from time to time.

3.4	In order to allow for the Directors to meet without management present, each Board and Committee meeting will be followed by an in camera meeting of the independent Directors to reflect on the meeting. The independent Directors will also meet at least once each year to review the Board’s effectiveness assessments and to approve action plans.

4.	Attendance and Preparation
4.1	Directors are expected to attend all Board and applicable Committee meetings and Board Seminars unless there is a compelling reason for non-attendance. Attendance in person is preferable; however, attendance by teleconference or videoconference is also acceptable with the consent of the Chair of the meeting.

4.2	Directors are expected to attend each meeting of the Board or a Committee prepared to contribute to the business of the meeting and the Board’s oversight responsibilities by at a minimum reviewing the meeting materials provided in advance of the meeting. The expected preparation time required for each meeting will depend on the topics to be addressed at that meeting.

5.	Voting
5.1	Directors who are present at a meeting of the Directors or a Committee will be deemed to have consented to any resolution passed or action taken at the meeting unless the Director requests that his or her dissent be included in the Minutes, sends a written dissent to the Corporate Secretary before the meeting is adjourned, or sends the dissent by registered mail or delivers it to the head office of the Company immediately after the meeting is adjourned.

5.2	If the Director has already voted for or consented to the resolution, then the Director is not entitled to dissent to the vote.

5.3	Any Director who is absent from a Board or Committee meeting where a resolution has been passed or an action taken will be deemed to have consented to that resolution, unless the Director takes specific action to make his or her dissent known within seven days of becoming aware of the resolution. The Director must cause his or her dissent to be placed with the minutes of the meeting or send the dissent by registered mail or deliver it to the head office of the Company.

6.	Committees of the Board – Establishment and Oversight
6.1	The Board shall establish such Committees as deemed necessary to assist it in meeting its responsibilities. The Act and applicable securities regulatory authorities require certain committees to be established. The four required committees of the Board are the Audit and Risk Management Committee, the Conduct Review and Ethics Committee, the Management Resources and Compensation Committee and the Governance Committee.

6.2	Each of the four required committees will be made up of independent Directors only. Where the Directors establish additional committees, they will determine the composition of those committees.

6.3	Members of management and non-independent Directors may be invited to Committee meetings by the Chair of the Committee, but shall not participate in the in camera sessions of the Committee, nor shall they be able to vote on any business of the Committee.

6.4	The Board shall approve the Charter for each required Committee, setting out the duties and responsibilities of the Committee. The Board shall require each Committee to annually review its performance against its Charter and to report to the Board on such performance.

6.5	The Board shall require each required Committee to provide a report on its activities in the previous year. Each Committee’s report shall be included in the Proxy Circular.

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7.	Non-Executive Chairman
7.1	The Board is committed to a separation of the roles of the Chair & CEO, in principle always having a Non-Executive Chair. This structure is appropriate to ensure independent Board leadership and that the Company is managed for the long-term benefit of its stakeholders.

8.	Position Descriptions
8.1	The Board shall develop position descriptions for the Chair of the Board, the Chair of each Committee, the Chief Executive Officer and for individual Directors.

9.	Director Succession and Selection Criteria
9.1	The Board shall determine the appropriate criteria for selecting and assessing potential and current Directors and shall select candidates for nomination to the Board accordingly. The Board shall engage in the following activities to ensure an effective process for selecting candidates for nomination:

(a)	develop criteria for the selection of new Directors;

(b)	maintain a Directors’ Skills Matrix, identifying the desired competencies, expertise, skills, background and personal qualities that are sought in potential candidates;

(c)	annually review these criteria to determine whether any amendments are required or whether there are any gaps in the skills of the existing Directors;

(d)	identify and recommend individuals qualified and suitable to become Board members, taking into consideration any gaps identified in (c);

(e)	maintain a list of suitable candidates for the Board;

(f)	the Chair and the CEO shall meet with potential candidates prior to nomination to discuss the time commitments and performance expectations of the position; and

(g)	approve candidates selected for nomination.

9.2	A highly effective Board requires Directors to have the integrity, competencies and capabilities to carry out their fiduciary duties in the best interests of the Company and its shareholders. In order for the Directors to effectively execute their duties, they should have the requisite experience, skill, time and commitment as befits the Director of a very complex business. The following characteristics are necessary for new candidates being considered for nomination as well as existing Directors:

(a)	a reputation for integrity and ethical behaviour;

(b)	a demonstrated ability to exercise judgment and communicate effectively;

(c)	financially knowledgeable;

(d)	prominence in the individual’s area of expertise;

(e)	previous experience relevant to the operations of the Company; and

(f)	sufficient time to dedicate to Board and Committee work.

9.3	The Board shall not nominate any individual to stand for election who is concurrently serving as a director of a bank, trust company or other life insurance company not affiliated with the Company.

9.4

The Company has a mandatory retirement age for Directors of 72. Directors shall retire at the Annual Meeting immediately following their 72nd birthday. The Board may waive this as circumstances may dictate.

9.5	Each Director is elected for a term of one year at the Annual Meeting.

9.6	The Board has not established term limits for Directors as it is important to retain Directors that have a fully developed understanding of the Company. Service on the Board is based on the ability of an individual Director to meet the expectations set out above.

9.7	The Board has delegated the responsibilities set out in this Section 9 to the Governance Committee. The Governance Committee will report on its activities and make relevant recommendations for approval by the Board.

10.	Board and Director Evaluation
10.1	The Governance Committee conducts annual, formal evaluations of the Board, Board Committees, the Chairman and the individual Directors. The process includes the following steps:

(a)	the Chair meets annually with each Director to discuss Board performance, including a peer review;

(b)	each Director completes biennial written Board and Committee Effectiveness and Director Self-Assessment Surveys;

(c)	the Board and Board Committees are assessed against their mandates and charters;

(d)	contributions of individual Directors are assessed against the applicable position descriptions and the Directors’ Skills Matrix setting out the skills each individual Director is expected to provide;

(e)	the results of the Board and Committee assessments are presented to the Governance Committee and the Board. The Governance Committee identifies areas for improvement, develops action plans and monitors the progress of these plans;

(f)	an annual in camera meeting of the independent Directors is held to review the results of the assessments and to approve the Governance Committee’s action plans;

(g)	a review is prepared of overall size and effectiveness of the Board and its Committees; and

(h)	an annual determination is made of each Director’s ability to serve the Company based on his or her personal circumstances in accordance with Section 10.

11.	Change of Status of a Director
11.1	Upon a Director’s resignation, retirement or termination from his or her principal employment, change of country of residence, or other significant change, the Director shall notify the Chair of the Governance Committee. The Chair will deliberate with the Governance Committee on the appropriate course of action. Where such change affects the Company’s compliance with regulatory or policy requirements or causes a real or perceived conflict of interest, the Director may be asked to tender his or her resignation.

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12.	Conflict of Interest
12.1	The Board shall establish and monitor procedures for identifying and dealing with conflicts of interest. Directors must recuse themselves from a particular matter where there may reasonably be a conflict or perception of conflict or a perception that they may not bring objective judgment to the consideration of the matter.

12.2	Directors shall annually complete a Directors’ and Officers’ Information Form to facilitate the detection of any conflicts of interest.

13.	Director’s Remuneration and Share Ownership
13.1	The Board, with the assistance of independent external advisors, shall carry out a biennial review of Director compensation to ensure compensation properly aligns the interests of Directors with the long-term interests of the Company.

13.2	Directors who are also members of Management are not compensated for their service on the Board.

13.3	The Board shall not authorize the issuance of stock options as a form of compensation for Directors.

13.4	Under the Company’s Stock Plan for Non-Employee Directors, non-employee Directors may elect to receive their compensation in cash, in Deferred Share Units or in a combination thereof.

13.5	Directors are required to hold an equity position in the Company having a minimum value of $300,000 within five years of being elected as a Director. The Company’s Common Shares, preferred shares and Deferred Share Units are considered equity for this purpose. Until such time as a Director has reached the required equity position, the Director must take fifty percent (50%) of the Board Retainer in equity (Deferred Share Units or common shares).

14.	Director’s Orientation and Education
14.1	The Directors acknowledge that understanding the Company’s strategies, business operations and competitive environment is crucial to their ability to provide the necessary oversight and guidance to the Company. The Directors have established appropriate education opportunities which all Directors are expected to participate in.

14.2	The Company provides a detailed orientation and continuing education program for all Directors, which incorporates the following:

(a)	New Directors receive an orientation program when they are elected to the Board. New Directors are provided with detailed information about the Company, including its business strategies, corporate information, structure, and the roles and expectations of the Board and individual Directors.

(b)	New Directors meet with the Chair, the CEO and other members of management as appropriate to discuss the Company’s strategies, operations, and business plans.

(c)	New Directors receive a manual which provides information about the Company, the Proxy Circular, Annual Report, Manufacturers Life’s Report to
Policyholders, organizational information about the Board and its meetings and the Directors’ information requirements as required pursuant to applicable insurance and securities regulations.

(d)	New independent Directors are initially appointed to the Audit Committee as part of the Directors’ orientation to the Company’s business. As an Audit Committee member, the Director will be exposed to all aspects of the financial and risk management elements of the Company. This is intended to assist the new independent Director to learn the business model more quickly. All Directors have a standing invitation to attend committee meetings and new Directors are encouraged to do so to assist in their orientation.

(e)	A Directors’ Manual providing a comprehensive outline of the duties, responsibilities, structure and the committees of the Board. The Directors’ Manual includes the Board Mandate, Board Policies, committee charters, the regulatory compliance program, the incorporating documents, by-laws, administrative resolutions, Directors’ policies, Company policies, the Code of Business Conduct and Ethics and a Glossary of Terms.

(f)	Directors’ seminars and divisional presentations to the Board to provide in-depth reviews of key businesses and functions.

(g)	On-site visits to the Company’s operations scheduled in conjunction with a Board meeting. On-site meetings incorporate senior management presentations on the business divisions’ strategies and operations.

(h)	Membership in the Institute of Corporate Directors, a recognized educational organization for directors, or the equivalent, is provided to all Directors, to enhance their knowledge of directors’ responsibilities and current governance trends.

(i)	Additional professional development education at the request of the Director and the expense of the Company.

15.	Independent Advisors
15.1	The Board shall have the authority to retain such independent advisors as it may deem necessary or advisable for its purposes. The expenses related to such engagements shall be funded by the Company.

16.	Majority Election of Directors
16.1	Where a Director does not receive a majority of votes cast in favour of his or her election at the Annual Meeting of Shareholders, such Director must submit his or her resignation to the Governance Committee, which will, in the absence of extenuating circumstances, recommend that the Board accept the resignation. The Board will consider the resignation and make its determination as soon as possible but in any event within 90 days of the Annual Meeting. The Director in question will not participate in the decision making process regarding his or her resignation. The Board will issue a press release to announce either the Director’s resignation or the reasons for not accepting such resignation.

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Schedule “C” – Shareholder Proposals

The following nine shareholder proposals have been submitted for consideration at the Annual Meeting of shareholders. The Board of Directors’ response, including its voting recommendation, follows each of the proposals.

The Mouvement d’éducation et de défense des actionnaires (MÉDAC), 82 Sherbrooke Street, West, Montreal, Quebec, H2X 1X3 has submitted nine proposals.

The proposals and MÉDAC’s supporting comments (translated from French to English) are set out in italics below.

Proposal No. 1: 10% Increase in Dividend Paid to Shareholders Who Keep Their Shares For Two Years or More

It is proposed that Manulife Financial encourage long-term shareholding by increasing by 10% the dividend normally paid out on shares that have been held for more than two years.

Supporting Statement: Market instability in recent years and investors’ quest for short-term gains encourage investors to “constantly play the market.” The adoption of MÉDAC’s proposal would be beneficial, not only in recognizing shareholder loyalty, but in fostering the development of a pool of shareholders who pursue more long-term goals and support management, orientation and remuneration policies that focus on Manulife Financial’s sustainability.

This proposal draws its inspiration from French legislation adopted on July 12, 1994, authorizing corporations to compensate individual shareholders for their loyalty. Currently in force with major French corporations Air Liquide and Lafarge, the provision encourages small shareholders to keep their shares, develop a greater feeling of belonging and give preference to long-term policies.

THE BOARD OF DIRECTORS RECOMMENDS SHAREHOLDERS VOTE AGAINST THE PROPOSAL.

The Insurance Companies Act (Canada) (the “Act”) requires that the rights among all common shareholders be equal, including the right to vote and the right to receive dividends declared on those shares. As Manulife is not permitted by the Act to implement this proposal, the Board of Directors recommends shareholders vote AGAINST it.

Proposal No. 2: Shareholder Voting Rights After Holding Shares For a Minimum of One Year

It is proposed that shareholder voting rights be granted after shares have been held for a minimum period of one year.

Supporting Statement: This proposal draws its inspiration from recommendations put forward by the HEC-Concordia Institute for Governance of Private and Public Organizations, whose funding is partially ensured by the Jarislowsky Foundation and the two universities.

The Institute suggests the following reasons:

“The practice of granting all the privileges of corporate citizenship immediately upon purchase of a share has two negative, or at the very least, dubious, results:

It gives undue influence and power to transient shareholders determined to create short-term value for themselves by all possible means, in particular, by leveraging a short-term stock position to influence the outcome in takeover situations or to provoke such situations. It also induces in managers a short-term perspective attuned to the expectations of these transient shareholders; for instance, a study by Brian Bushee concludes that ‘… high levels of transient ownership are associated with an over-weighting of near-term expected earnings… This finding supports the concerns that many corporate managers have about the adverse effects of an ownership base dominated by short-term focused institutional investors’ (Bushee, 2004). In another paper, Graham, Harvey, and Rajgopal (2005) report on a survey of some 400 financial executives in the U.S. They found that financial executives would forego positive NPV projects to meet short-term earnings benchmarks. They write: ‘In the end, many of our results are disturbing. The majority of CFOs admit to sacrificing long-term economic value to hit a target or to smooth short-term earnings.’.”

THE BOARD OF DIRECTORS RECOMMENDS SHAREHOLDERS VOTE AGAINST THE PROPOSAL.

As referenced in the response to Proposal No. 1, the Act requires that the rights among all common shareholders be equal, including the right to vote and the entitlement of one vote for each common share. As Manulife is not permitted by the Act to implement this proposal, the Board of Directors recommends shareholders vote AGAINST it.

Proposal No. 3: Compensatory Bonuses for Employees

It is proposed that Manulife Financial’s by-laws provide, in the event of a merger or acquisition, that an amount equal to double the compensatory bonuses and benefits paid to executives and directors be paid into the employee pension plan.

Supporting Statement: In the August 15, 2007 issue of La Presse, it was reported that BCE’s senior executives and directors will pocket a grand total of $170 million following the hostile bid from the Ontario Teachers Pension Fund to take over the corporation. In the case of the merger between Alcan and Rio Tinto, the information circular for accepting the US $38.1 billion offer indicated incentive bonuses of $110 million for the corporation’s managers and senior executives. If the deal is accepted, the president will receive at least $51 million. Should the president be dismissed after Rio Tinto’s takeover, he would be eligible to receive an additional allowance of at least $8.1 million. His main senior management assistants at Alcan will share a pool of at least $88 million in miscellaneous bonuses and earnings.

MÉDAC feels it is unfair that employees are not benefited in financial transactions such as these. These loyal employees have devoted years and often decades towards building the business. They are more deserving than some managers who simply pass through, fill their pockets and enjoy a golden retirement and

53	Manulife Financial Corporation Proxy Circular

other benefits that are disproportionate to the quality of services they rendered to Manulife Financial.

THE BOARD OF DIRECTORS RECOMMENDS SHAREHOLDERS VOTE AGAINST THE PROPOSAL.

The proposal to contribute to employees’ pension plans in the event of a merger or acquisition could affect the registered status of a pension plan, placing its members’ entitlements at risk.

Manulife’s Board believes that the most effective way to compensate employees is through Manulife’s performance-based short-term annual incentive plan. The annual incentive is tied to the performance of the Company and the employee and provides the flexibility to compensate high performing employees.

Manulife’s change in control agreements which detail the basis of payments to senior management in the event of a change in control transaction are disclosed on page 34 of this Proxy Circular. As disclosed, the agreements exist for Manulife’s Named Executive Officers. These arrangements were recommended by the independent Compensation Committee and Governance Committee (for the President and CEO) and are intended to allow the executives to focus on the business in a change in control situation, by providing security and incentives for the Executive to remain with the Company.

Any change in control triggering the agreements is a highly unlikely event which would require the approval of the Minister of Finance, the Board of Directors and by the shareholders through a special resolution.

The Board believes that the compensation arrangements in place are in the best interest of the shareholders.

For these reasons, the Board of Directors recommends shareholders vote AGAINST this proposal.

Proposal No. 4: Equal Number of Men and Women on the Board of Directors

It is proposed that there be as many women as men on Manulife Financial’s board of directors, within three years of the adoption of this proposal.

Supporting Statement: MÉDAC’s proposal at last year’s annual meeting suggested that women should represent a third of the members of the board of directors within three years of the adoption of the proposal. MÉDAC is raising the bar in this regard, as we are convinced that an increased female presence on the board of directors would bring added value to the way it operates. A survey conducted in 2004 by the Catalyst Institute, among 353 of the largest international corporations, showed that those corporations whose board of directors had more female members achieved the most attractive rates of return. In a parallel study conducted by the Conference Board, it is clearly demonstrated that the presence of women changes the way a board of directors operates. For example women have different concerns during meetings, ask novel questions and bring other points of view. The topics discussed are broader and therefore more representative of all aspects connected with good governance. Also, in the opinion of high-level recruiting specialists, they offer distinctive skill sets (capacity to multi-task, talents as poolers of ideas and communicators, more long-term concerns), resulting in value being added to the work of boards of directors. In Quebec, 24 public corporations (Section 5 of the

Auditor General Act) are now required to have half of the seats on their board of directors filled by women by 2011.

THE BOARD OF DIRECTORS RECOMMENDS SHAREHOLDERS VOTE AGAINST THE PROPOSAL.

MÉDAC has requested that Manulife increase the number of female Directors to 50% within 3 years. As publicly disclosed, the Board recently appointed Gail Cook-Bennett as its Vice Chair. Gail has been a Director since 1978. The intention of the appointment is to transition the role of Chair when the current Chair retires later this year.

The Governance Committee is responsible for identifying candidates to be elected to the Board. The Director selection process ensures that the Board of Directors is highly skilled with a breadth of experience that is key to carrying out their stewardship responsibilities over Manulife’s complex business. The selection process and the professional and personal criteria for nominees are described in Schedule “B” – “Board Policies” and in the “Board Renewal and Director Selection” section. The focus is on finding highly skilled candidates with the specific business backgrounds set out in the Directors’ Skills Matrix and the Governance Committee would also consider diversity in terms of gender and ethnicity. The Board does not support fixed percentages for any selection criteria, as the composition of the Board is based on the numerous factors established by the selection criteria. The Governance Committee reviews the criteria annually to ensure that the Board composition reflects an effective balance of skills and experience.

For these reasons, the Board of Directors recommends shareholders vote AGAINST this proposal.

Proposal No. 5: Information On Compensation Equity

It is proposed that the annual report and the management proxy circular disclose the equity ratio between the total compensation of Manulife Financial’s highest paid executive, including annual salary, bonuses, gratuities, payments under long-term bonus programs and all other forms of compensation, and the average employee compensation.

Supporting Statement: Based on a study published in May 2006, by the Teachers Pension Fund, there is no relationship between executives’ compensation and their corporation’s market performance. The study revealed a very disturbing finding: the officers who received the highest salary increases did not succeed in increasing their corporation’s share value more quickly than the share value of corporations in the same business sector. According to data compiled by The Globe and Mail, the average compensation for the officers of Canada’s major corporations in 2006 was 116 times the average compensation of Canada’s workers.

The remuneration policies for senior executives and their general working conditions are too generous, if not excessive, which is unfair for subordinates and employees. It is imperative that our institutions’ laws and bylaws safeguard fair and equitable policies in the treatment of human resources.

THE BOARD OF DIRECTORS RECOMMENDS SHAREHOLDERS VOTE AGAINST THE PROPOSAL.

At Manulife, there is a very strong link between executive compensation and performance of the Company. Manulife’s

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compensation programs are based on a “pay for performance” philosophy at all levels. Compensation is awarded according to the performance of the individual, the relevant division and the Company. Manulife’s compensation programs are designed to attract and retain high performing executives, who are motivated to execute the Company’s short, medium and long-term goals and to act in the best interests of the Company and its shareholders. Further, in order to attract and retain employees, Manulife ensures that its average employee compensation is competitive with the other companies with which it competes.

To demonstrate the link between senior executive compensation and the Company’s performance, the Company has voluntarily disclosed a graph (at page 32) which shows the compensation for the five highest paid executives as a percentage of net income after tax, over the most recent three year period. This graph shows that the compensation as a percentage of net income is very small and has been decreasing over the three year period. The extensive compensation disclosure in this Proxy Circular is more relevant than the disclosure requested in this proposal.

For these reasons, the Board of Directors recommends shareholders vote AGAINST this proposal.

Proposal No. 6: Prior Approval by the Shareholders of the Compensation Policy for Senior Executives and Directors

It is proposed that the remuneration policy of Manulife Financial’s five highest senior executives and the board of director fees receive prior approval by the shareholders.

Supporting Statement: Seeing the significant cost of an excessive compensation system, it is legitimate that the shareholders, Manulife Financial’s owners, be called upon to approve the remuneration policy of the five highest salaried executives, not to mention the honoraria paid to the board members. The current policy of the “fait accompli” in these areas is archaic and offensive to shareholders, who are relegated to rubberstamping decisions at annual meetings.

Such a requirement is set out in the “Principles of Corporate Governance” published by the Organisation for Economic Co-operation and Development (OECD) in 2004:

“Shareholders should be able to make their views known on the remuneration policy for board members and key executives. The equity component of compensation schemes for board members and employees should be subject to shareholder approval.”

In France, the overall board of directors fees must be approved by shareholders. In the United States, all stock or stock option sharing plans are submitted to a vote at general shareholders’ meetings. On April 20, 2007, in an historic vote of 269 to 134, the House of Representatives passed a new law that imposes a consultative vote on remuneration policies by shareholders of listed companies. Let’s not forget the results of votes obtained by “say on pay” resolutions of this sort at some major annual meetings: Ingersoll-Rand (57% in favour), Blockbuster (57%), Motorola (52%), Bank of New York (47%), Apple (46%) and Citigroup (43%).

THE BOARD OF DIRECTORS RECOMMENDS SHAREHOLDERS VOTE AGAINST THE PROPOSAL.

The Board, on the recommendation of the Governance and Compensation Committees, is responsible for evaluating the performance and approving the compensation of the CEO and the Executives. The members of both of these committees are independent of management and obtain the advice of an independent compensation consultant to ensure that the Company’s compensation policies are sufficient to attract and retain the most qualified executive talent. Compensation decisions are made by the Board with in-depth knowledge of the Company’s strategies and business goals, the performance of the executives and the comparator research carried out by the independent consultant. To ensure that appropriate compensation decisions continue to be made in the best interests of the Company, the Board must continue to have oversight of this key governance responsibility.

Manulife describes its compensation philosophy and the detailed approach to determining executive compensation in the “Report on Executive Compensation”. The Board is committed to complete, clear and transparent disclosure which enables shareholders to see the connection between executive compensation and performance of both the executive and the Company. Manulife has, for several years, been at the forefront of best practice disclosure of executive compensation, voluntarily providing additional disclosure to that required by law.

Shareholders may communicate any specific issues with the Board about executive compensation by contacting the Chairman as suggested on page 47, which is a more effective method of identifying and communicating concerns than voting on the entire compensation policy.

The Act requires that the maximum total Director remuneration be included in the Company’s by-laws and approved by the shareholders, which requirements have already been satisfied.

For these reasons, the Board recommends shareholders vote AGAINST this proposal.

Proposal No. 7: No Exercising of Options Prior to End of the Executive’s Term of Office

It is proposed that Manulife Financial govern the exercising of options allocated to the senior executives and directors of our corporations by stipulating that such options may not be exercised by interested parties until the end of their term of office.

Supporting Statement: Since the mid 1990s, North American corporations have moved towards the increasing use of stock option plans in the compensation of senior executives and directors. This practice has resulted in excessive and unwarranted compensation levels that are not justified by the performance of a great majority of companies and the stock market returns offered to shareholders. These excesses have strongly contributed to the sharp loss of investor and public confidence in the quality of corporate governance and in the integrity of financial markets. The compensation of corporate executives has been completely separated from the achievement of long-term objectives and for the management and has become an incentive to manage companies based on the current stock price. The extensive use of stock options in the compensation plan is the primary cause of these distortions and, in many cases, could be the source of fraud where management, with the complicity of the auditors, has crossed legal and ethical boundaries in information trafficking about the corporation’s actual financial status.

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Far from aligning the interests of management with those of the shareholders, these options have led management to plunder the shareholders’ equity. On September 26, 2002, the Canadian Council of Chief Executives (CCCE) also concluded that it was frustrating for investors “when senior executives are rewarded handsomely for past performance that proves to be short-lived.”

THE BOARD OF DIRECTORS RECOMMENDS SHAREHOLDERS VOTE AGAINST THE PROPOSAL.

Manulife’s Executive compensation program is performance based and is designed to attract, motivate and retain talent. It is comprised of short, mid and long-term elements. Short-term compensation, being base salary and annual incentive, are determined by individual performance, as well as divisional and Company results for the preceding year. The mid-term and long-term incentives, being restricted share units (“RSUs”) and stock options, reflect the future value that individuals are expected to contribute to the Company. These are awarded in amounts consistent with the Company’s expectations of their future potential. Manulife’s Executive Stock Option Plan, which was previously approved by shareholders, requires that options have a term of 10 years from the date of grant and vest at a rate of 25% per year. The Compensation Committee has determined that the terms of the long-term compensation are appropriate and in line with both market practice and the performance goals of the Company. The focus is on the long-term value of the Company. Mandatory share ownership guidelines further align the interests of Executives and shareholders. In addition, the CEO is required to maintain the ownership guideline for one year after leaving the Company.

The Board of Directors resolved to permanently discontinue stock option grants to Directors in 2004. Stock options were granted to Directors in 2002 only.

As Manulife Executive Stock Option grants are performance-based and aligned with the long term interests of the Company, as described above, and as Directors are no longer eligible for Stock Options, the Board of Directors recommends shareholders vote AGAINST this proposal.

Proposal No. 8: Disclosure of Involvement in Hedge Funds and Subprime Mortgages

Given the strong concerns expressed by numerous observers and regulators regarding the effects of hedge funds and subprime mortgage loans on the stability of the financial system, it is proposed that the bank make public information concerning its involvement, direct or indirect, in these types of activities.

Supporting Statement: Last year, MÉDAC sounded the alarm by asking for the disclosure of involvement in hedge funds. Our proposal received strong support in the annual meetings that we attended with support generally exceeding the 10% level. In accordance with the law, MÉDAC is submitting this proposal once again, given that such funds continue to present extremely high risks for investors and the information available does not allow them to adequately gauge the risk to which they are exposed.

We should remember that hedge funds are funds that use risk hedging techniques to speculate on financial markets. Their financial strategy is primarily based on the wide-spread use of leveraging, that is, a large debt to fund risky investments and arbitrage transactions aimed at exploiting price differences in markets. Most of these funds are held in tax havens; they do not hold certificates – they borrow them and only become owners of them when the transaction is finalized. The leverage effect therefore becomes maximal. We should add that many of these funds, whose vocation is purely speculative, play on rumours in order to create imbalances and cause the necessary volatility to make a profit that is not economically based.

The disclosure of the banks’ involvement in such funds is not MÉDAC’s only concern when it comes to high risk investments. In the summer, the stock markets entered a very turbulent period with all the American subprime mortgages. On one particular day in August 2007, the New York Stock Exchange dropped 400 points and the TSE dropped 300 points. This crisis was caused by certain American mortgage institutions that gave loans to American households without adequate means, in return for higher interest payments. In order to grant more and more loans, these institutions in turn converted these subprime loans to debenture certificates which they resold to other corporations, such as banks or specialized firms that offer their clients high risk mutual funds of the hedge fund variety, which are not very highly regulated. Some Canadian financial institutions were deeply affected by this crisis.

Born of a concern for transparency, shareholders must be informed of such investments so that they can assess their investment in the corporation in light of the risks they are incurring and in light of the highly speculative management philosophy espoused by their executives and members of the board of directors.

THE BOARD OF DIRECTORS RECOMMENDS SHAREHOLDERS VOTE AGAINST THE PROPOSAL.

MÉDAC is requesting that Manulife disclose its involvement in hedge funds and sub-prime mortgages as these are considered to be high risk investments which may affect the shareholders’ decision to invest in the Company. Manulife has appropriate controls in place to manage its investment risk. Manulife, in compliance with the Act, has established an Investment Policy which requires a prudent portfolio of investments and loans, subject to certain overall limitations on the amount it may invest in certain classes of investments. Any material exposures must be disclosed in the Company’s quarterly and annual financial statements, which are publicly available.

Manulife has publicly commented that it does not expect to experience any significant credit losses relating to sub-prime residential mortgage backed securities. Manulife and John Hancock have no direct exposure to the U.S. sub-prime mortgage markets. Although a certain amount of losses can be expected on any portfolio, the current financial services industry issues, primarily in the banking sector, are not expected to impact the Company. Similarly, Manulife’s exposure to hedge funds is minimal.

As Manulife has appropriate controls in place to manage its investment risk, discloses material exposures and has made public its limited exposure to both hedge funds and sub-prime

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mortgages, the Board of Directors does not feel additional disclosure is required and recommends shareholders vote AGAINST this proposal.

Proposal No. 9: Cumulative Vote for Electing Directors

It is proposed that Manulife Financial amend its bylaws in order to implement a cumulative voting mechanism for electing members of the board of directors.

Supporting Statement: When MÉDAC presented this proposal at Manulife Financial’s shareholders’ meeting in 2005, it received an approval rating of 5.62%. Under this method of election, shareholders are entitled to as many votes as the number of shares they hold, multiplied by the number of candidates to be elected. These votes can then be exercised in favour of a single candidate or all candidates, as the shareholder wishes. The cumulative vote is a provision of Canadian legislation to give preference to the wishes of minority shareholders in the process of electing a corporation’s directors. One of the foundations of sound governance is the legitimacy of directors: in a world where the ownership of corporations has been gradually transformed with the passage of time, from a small number of large shareholders to a myriad of holders of small broken-up shares and passive funds, the process for selecting directors has fallen exclusively into the hands of managers and existing board of director members, with the accent being placed on independence and credibility – principles whose value we certainly recognize – but obscuring the legitimacy of representation with regard to both majority and minority shareholders, minority shareholders being a source of new ideas and value added for the body of shareholders.

In order to ensure that this principle is applied, we are asking for the implementation of a cumulative vote as a means of ensuring that minority shareholders play their role to the fullest, because current voting practices give preference to management positions. The legitimacy of directors is just as important as their independence and credibility. This proposal does not seek to bring judgment to bear on the openness of management or the board of directors on shareholders’ concerns, but to essentially affirm the principle that the members of the board of directors must represent both majority and minority shareholders.

THE BOARD OF DIRECTORS RECOMMENDS SHAREHOLDERS VOTE AGAINST THE PROPOSAL.

The Board believes that cumulative voting is not in the best interests of the shareholders or the Company. Cumulative voting gives minority shareholders the tools to elect a director in a company that has a controlling or significant shareholder. As the Act does not permit any single shareholder to hold more than 10% of the voting shares of Manulife without the approval of the Minister of Finance, Manulife does not have a controlling or significant shareholder. In fact, there is no shareholder who holds 5% or more of the shares of Manulife, as disclosed in this Proxy Circular. Further, cumulative voting is mandated by the Act where a single shareholder owns more than 10% of the shares with voting rights.

For these reasons, the Board of Directors recommends shareholders vote AGAINST this proposal.

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